Exhibit 99.2

Management's Discussion and Analysis (“MD&A”)
Quarterly Report on the Second Quarter of 2024

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and six month periods ended June 30, 2024, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our”, the “Company” or the “Group”), our operations, financial performance as well as our present and future business environment. This MD&A, which has been prepared as of August 9, 2024, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, for the three and six month periods ended June 30, 2024 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 83 to 87. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2023, the related annual MD&A included in the 2023 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.
For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Abbreviations

BAP	Biodiversity Action Plans
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
CTSF	Kibali Cyanide Tailings Storage Facility
DRC	Democratic Republic of Congo
E&S Committee	Environmental and Social Oversight Committee
ESG	Environmental, Social and Governance
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
ESIA	Environmental and Social Impact Assessment
G&A	General and administrative
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
IASB	International Accounting Standards Board
ICMM	International Council on Mining and Metals
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
ISSB	International Sustainability Standards Board
KCD	Karagba, Chauffeur and Durba

Ktpa	Thousand tonnes per annum
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
PFS	Prefeasibility Study
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
RC	Reverse Circulation
RIL	Resin-in-leach
ROD	Record of Decision
SDG	Sustainable Development Goals
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
VAT	Value-Added Tax
VTEM	Versatile Time Domain Electromagnetic
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK SECOND QUARTER 2024	1	MANAGEMENT'S DISCUSSION AND ANALYSIS

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “in progress”; “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the remainder of 2024; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine and expected ramp up of mining and processing in 2024; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Donlin Gold, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM and Loulo-Gounkoto, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production for Goldrush, Reko Diq and the Lumwana Super Pit; expected copper and gold production from Reko Diq; Barrick’s global exploration strategy and planned exploration activities, including our plans and anticipated timelines for commencement and completion of drilling at our existing exploration projects; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets, safety performance, responsible water use, TSF management, including Barrick’s conformance with the GISTM, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the potential impact of proposed changes to Chilean law on the status of VAT refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being

BARRICK SECOND QUARTER 2024	2	MANAGEMENT'S DISCUSSION AND ANALYSIS

detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK SECOND QUARTER 2024	3	MANAGEMENT'S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and ratios in our MD&A:
■"adjusted net earnings"
■"free cash flow"
■"EBITDA"
■"adjusted EBITDA"
■"attributable EBITDA"
■“attributable EBITDA margin”
■“net leverage”
■"minesite sustaining capital expenditures"
■"project capital expenditures"
■"total cash costs per ounce"
■"C1 cash costs per pound"
■"all-in sustaining costs per ounce/pound"
■"all-in costs per ounce" and
■"realized price"

For a detailed description of each of the non-GAAP financial measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Non-GAAP Financial Measures section of this MD&A on pages 58 to 76. Each non-GAAP financial measure has been annotated with a reference to an endnote on page 77. The non-GAAP financial measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Net Leverage
Starting with this MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.

Index

5	Overview

	5	Financial and Operating Highlights
	8	Key Business Developments
	9	Sustainability
	12	Outlook
	14	Production and Cost Summary

16	Operating Performance

	17	Nevada Gold Mines
	18	Carlin
	21	Cortez
	23	Turquoise Ridge
	25	Other Mine - Nevada Gold Mines
	26	Pueblo Viejo
	28	Loulo-Gounkoto
	30	Kibali
	32	North Mara
	34	Bulyanhulu
	36	Other Mines - Gold
	37	Lumwana
	39	Other Mines - Copper

40	Growth Projects

42	Exploration and Mineral Resource Management

47	Review of Financial Results

	47	Revenue
	48	Production Costs
	50	Capital Expenditures
	50	General and Administrative Expenses
	50	Exploration, Evaluation and Project Expenses
	51	Finance Costs, Net
	51	Additional Significant Statement of Income Items
	52	Income Tax Expense

53	Financial Condition Review

	53	Balance Sheet Review
	53	Shareholders’ Equity
	53	Financial Position and Liquidity
	54	Summary of Cash Inflow (Outflow)

56	Commitments and Contingencies

57	Review of Quarterly Results

57	Internal Control over Financial Reporting and Disclosure Controls and Procedures

58	IFRS Critical Accounting Policies and Accounting Estimates

58	Non-GAAP Financial Measures

77	Technical Information

77	Endnotes

83	Financial Statements

88	Notes to Consolidated Financial Statements

BARRICK SECOND QUARTER 2024	4	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Overview

Financial and Operating Highlights

	For the three months ended					For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Financial Results ($ millions)
Revenues	3,162	2,747	15%	2,833	12%	5,909	5,476	8%
Cost of sales	1,979	1,936	2%	1,937	2%	3,915	3,878	1%
Net earnings[a]	370	295	25%	305	21%	665	425	56%
Adjusted net earnings[b]	557	333	67%	336	66%	890	583	53%
Attributable EBITDA[b]	1,289	907	42%	988	30%	2,196	1,839	19%
Attributable EBITDA margin[b]	48%	41%	17%	42%	14%	45%	41%	10%
Minesite sustaining capital expenditures[b,c]	631	550	15%	524	20%	1,181	978	21%
Project capital expenditures[b,c]	176	165	7%	238	(26)%	341	464	(27)%
Total consolidated capital expenditures[c,d]	819	728	13%	769	7%	1,547	1,457	6%
Net cash provided by operating activities	1,159	760	53%	832	39%	1,919	1,608	19%
Net cash provided by operating activities margin[e]	37%	28%	32%	29%	28%	32%	29%	10%
Free cash flow[b]	340	32	963%	63	440%	372	151	146%
Net earnings per share (basic and diluted)	0.21	0.17	24%	0.17	24%	0.38	0.24	58%
Adjusted net earnings (basic)[b] per share	0.32	0.19	68%	0.19	68%	0.51	0.33	55%
Weighted average diluted common shares (millions of shares)	1,755	1,756	0%	1,755	0%	1,755	1,775	(1)%
Operating Results
Gold production (thousands of ounces)[f]	948	940	1%	1,009	(6)%	1,888	1,961	(4)%
Gold sold (thousands of ounces)[f]	956	910	5%	1,001	(4)%	1,866	1,955	(5)%
Market gold price ($/oz)	2,338	2,070	13%	1,976	18%	2,203	1,932	14%
Realized gold price[b,f] ($/oz)	2,344	2,075	13%	1,972	19%	2,213	1,938	14%
Gold cost of sales (Barrick’s share)[f,g] ($/oz)	1,441	1,425	1%	1,323	9%	1,433	1,350	6%
Gold total cash costs[b,f] ($/oz)	1,059	1,051	1%	963	10%	1,055	974	8%
Gold all-in sustaining costs[b,f] ($/oz)	1,498	1,474	2%	1,355	11%	1,489	1,362	9%
Copper production (thousands of tonnes)[f,h]	43	40	8%	48	(10)%	83	88	(6)%
Copper sold (thousands of tonnes)[f,h]	42	39	8%	46	(9)%	81	86	(6)%
Market copper price ($/lb)	4.42	3.83	15%	3.84	15%	4.12	3.95	4%
Realized copper price[b,f] ($/lb)	4.53	3.86	17%	3.70	22%	4.21	3.93	7%
Copper cost of sales (Barrick’s share)[f,i] ($/lb)	3.05	3.20	(5)%	2.84	7%	3.12	3.02	3%
Copper C1 cash costs[b,f] ($/lb)	2.18	2.40	(9)%	2.28	(4)%	2.28	2.48	(8)%
Copper all-in sustaining costs[b,f] ($/lb)	3.67	3.59	2%	3.13	17%	3.64	3.26	12%
	As at 6/30/24	As at 3/31/24	% Change	As at 6/30/23	% Change
Financial Position ($ millions)
Debt (current and long-term)	4,724	4,725	0%	4,774	(1)%
Cash and equivalents	4,036	3,942	2%	4,157	(3)%
Debt, net of cash	688	783	(12)%	617	12%
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.Total consolidated capital expenditures also includes capitalized interest of $12 million and $25 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $13 million and June 30, 2023: $7 million and $15 million, respectively).
e.Represents net cash provided by operating activities divided by revenue.
f.On an attributable basis.
g.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).
h.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
i.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2024	5	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a,b] (thousands of tonnes)

GOLD COST OF SALES[c], TOTAL CASH COSTS[d],	COPPER COST OF SALES[c], C1 CASH COSTS[d],
AND ALL-IN SUSTAINING COSTS[d] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[d] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[d]	CAPITAL EXPENDITURES[d,e]
AND ATTRIBUTABLE EBITDA MARGIN[d]	($ millions)

OPERATING CASH FLOW AND FREE CASH FLOW[d]	RETURNS TO SHAREHOLDERS[f] ($ millions)
a.On an attributable basis.
b.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
c.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share). Refer to endnote 2 for further details.
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
e.Capital expenditures also includes capitalized interest.
f.Dividends declared are inclusive of the performance dividend.

BARRICK SECOND QUARTER 2024	6	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2024 versus March 31, 2024 Net earnings attributable to equity holders of Barrick ("net earnings") for the three months ended June 30, 2024 were $370 million compared to $295 million in the prior quarter. Among the drivers of the increase were higher realized gold and copper prices1, increased gold and copper sales volumes, partially offset by a higher gold cost of sales per ounce2. Net earnings were also impacted by the provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements).
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $557 million for the three months ended June 30, 2024 was $224 million higher than the prior quarter. This increase was mainly due to higher realized gold and copper prices1, increased gold and copper sales volumes, partially offset by a higher gold cost of sales per ounce2, as described above. The realized gold and copper prices1 were $2,344 per ounce and $4.53 per pound, respectively, in the three months ended June 30, 2024, compared to $2,075 per ounce and $3.86 per pound, respectively, in the prior quarter. The increase in gold sales volumes was mainly as a result of the planned autoclave shutdown at Turquoise Ridge in the first quarter of 2024, the continued successful ramp up at Porgera, combined with higher throughput and grade at Tongon, North Mara and Kibali. These impacts were partially offset by planned lower production at Cortez due to lower grade oxide ore processed at the oxide mill and fewer tonnes placed on the leach pad compared to the prior quarter and at Phoenix, as a result of lower grade. The higher copper sales volumes was driven by higher grades and recoveries at Lumwana following the ramp up in stripping activities in the first quarter of 2024 as well as the planned shutdown in the prior quarter. Higher gold cost of sales per ounce2 was mainly due to the impact of the higher royalties due to the increase in realized gold price1 compared to the prior quarter.

Factors affecting net earnings and adjusted net earnings1 - three months ended June 30, 2024 versus June 30, 2023
Net earnings for the second quarter of 2024 were $370 million compared to $305 million in the same prior year period. Among the drivers of the increase were higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher gold and copper cost of sales per ounce/pound2. Net earnings were also impacted by the provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements), as discussed above.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $557 million in the second quarter of 2024 were $221 million higher than the same prior year period. This increase was mainly due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher gold and copper cost of sales per ounce/pound2, as described above. The realized gold and copper prices1 were $2,344 per ounce and $4.53 per pound, respectively, in the three months ended June 30, 2024 compared to $1,972 per ounce and $3.70 per pound, respectively, in the same prior year period. The decrease in gold sales volume was primarily due to lower open pit ore grades processed at the Carlin roasters and autoclave as mining in the Goldstar open pit was substantially completed at the beginning of the third quarter of 2023, lower grades processed and lower recovery at North Mara, and less open pit oxide ore mined at Cortez following the transition to Crossroads Phase 6. This was partially offset by higher production at Porgera as significant ramp up progress was achieved during the second quarter of 2024. Lower copper sales volumes were mainly due to lower grades processed and recoveries at Lumwana, in line with the mine plan. The increase in gold cost of sales per ounce2 was mainly due to higher royalties as explained above, combined with lower recoveries, higher electricity consumption and higher plant maintenance costs at Pueblo Viejo, as well as lower grades processed and lower recoveries at Carlin, Bulyanhulu and North Mara. Higher copper cost of sales per pound2 resulted from higher depreciation due to higher capitalization related to new assets capitalized, including new equipment, at Lumwana partially offset by lower C1 cash costs1 primarily due to improved mining efficiencies and lower site G&A costs at Lumwana.
The significant adjusting items in the three months ended June 30, 2024 include:
■$137 million in significant tax adjustments and $48 million in other expense adjustments. Included in these adjustments is the proposed settlement of the Zaldívar Tax Assessments in Chile, as discussed above.
Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - six months ended June 30, 2024 versus June 30, 2023
Net earnings for the six months ended June 30, 2024 were $665 million compared to $425 million in the same prior year period. Among the drivers of the increase were higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes, higher gold and copper cost of sales per ounce/pound2 and the provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements), as discussed above. The increase in net earnings was further impacted by the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, occurring in the same prior year period.
After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $890 million for the six months ended June 30, 2024 were $307 million higher than the same prior year period. The increase in adjusted net earnings1 was primarily due to higher realized gold and copper prices1, partially offset by lower gold and copper sales volumes and higher gold and copper cost of sales per ounce/pound2, as discussed above. The realized gold and copper prices1 were $2,213 per ounce and $4.21 per pound, respectively, in the six months ended June 30, 2024, compared to $1,938 per ounce and $3.93 per pound, respectively, in the same prior year period. The lower gold sales volume was primarily at North Mara resulting from lower grades processed, throughput and recovery as we transitioned to a higher contribution from the lower grade open pit ore in the feed mix, and at Cortez as a result of lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground in line with the mine plan. The
1Numerical annotations throughout the text of this document refer to the endnotes found starting on page 77.

BARRICK SECOND QUARTER 2024	7	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
decrease in copper sales volume was mainly due to lower production at Lumwana resulting from lower grades processed, in line with the mine plan. The increase in gold cost of sales per ounce2 compared to the same prior year period was primarily due to lower recoveries, higher power consumption and higher plant maintenance costs at Pueblo Viejo, combined with lower grades processed and lower recoveries at Carlin, Bulyanhulu and North Mara, while the increase in copper cost of sales per pound2 was mainly due to higher depreciation due to higher capitalization related to new assets capitalized, including new equipment, at Lumwana.
The significant adjusting items in the six months ended June 30, 2024 include:
■$166 million in significant tax adjustments and $39 million in other expense adjustments. Included in these adjustments is the proposed settlement of the Zaldívar Tax Assessments in Chile, as discussed above. Significant tax adjustments also include the de-recognition of deferred tax assets, and adjustments in respect of prior years and the re-measurement of deferred tax balances.
Refer to page 58 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2024 versus March 31, 2024
In the three months ended June 30, 2024, we generated $1,159 million in operating cash flow, compared to $760 million in the prior quarter. The increase of $399 million was primarily due to higher realized gold and copper prices1, increased gold and copper sales volumes, as well as lower C1 cash costs per pound1, partially offset by higher total cash costs per ounce1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts payable. These results were partially offset by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.
For the three months ended June 30, 2024, we recorded free cash flow1 of $340 million, compared to $32 million in the prior quarter, mainly reflecting higher operating cash flows as explained above, partially offset by higher capital expenditures. In the second quarter of 2024, capital expenditures on a cash basis were $819 million compared to $728 million in the prior quarter, due to an increase in both minesite sustaining and project capital expenditures1. Increases in minesite sustaining capital expenditures1 were primarily driven by increased capitalized stripping at Carlin, Lumwana and Loulo-Gounkoto, combined with equipment purchases at Carlin and Loulo-Gounkoto. The increase in project capital expenditures1 was mainly due to early works expenditures at Reko Diq.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended June 30, 2024 versus June 30, 2023
In the second quarter of 2024, we generated $1,159 million in operating cash flow, compared to $832 million in the same prior year period. The increase of $327 million was primarily due to higher realized gold and copper prices1 and lower C1 cash costs per pound1, partially offset by lower gold and copper sales volumes and higher total cash costs per ounce1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts receivable and inventory. These results were partially offset by an increase in cash taxes paid.
In the second quarter of 2024, we generated free cash flow1 of $340 million compared to $63 million in the same prior year period. The increase primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In the second quarter of 2024, capital expenditures on a cash basis were $819 million compared to $769 million in the second quarter of 2023. The increase in capital expenditures of $50 million was due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 increased compared to the same prior year period, mainly due to higher capitalized waste stripping at Carlin and Lumwana, combined with increased underground development and mobile equipment purchases at Carlin. The decrease in project capital expenditures1 is primarily due to lower expenditures at Pueblo Viejo and NGM as the plant expansion project and TS Solar Project respectively were substantially completed in the prior year.

Factors affecting Operating Cash Flow and Free Cash Flow1 - six months ended June 30, 2024 versus June 30, 2023
For the six months ended June 30, 2024, we generated $1,919 million in operating cash flow, compared to $1,608 million in the same prior year period. The increase of $311 million was primarily due to higher realized gold and copper prices1 and lower C1 cash costs per pound1, partially offset by lower gold and copper sales volumes and higher total cash costs per ounce1. This was combined with a favorable change in working capital, mainly in accounts receivable and inventory, partially offset by an unfavorable change in VAT receivables and other current assets. Operating cash flow was also negatively impacted by higher cash taxes paid.
For the six months ended June 30, 2024, we generated free cash flow1 of $372 million compared to $151 million in the same prior year period. The increase of $221 million primarily reflects higher operating cash flows as explained above, partially offset by higher capital expenditures. In the six months ended June 30, 2024, capital expenditures on a cash basis were $1,547 million compared to $1,457 million in the same prior year period resulting from an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Higher minesite sustaining capital expenditures1 were mainly due to higher capitalized waste stripping at Carlin and Lumwana, combined with mobile equipment purchases at Carlin. The decrease in project capital expenditures1 was primarily the result of lower expenditures at Pueblo Viejo and NGM as the plant expansion project and TS Solar Project respectively were substantially completed in the prior year.

Key Business Developments
Nevada Gold Mines Management Change
On August 9, 2024, Henri Gonin was appointed Managing Director for Nevada Gold Mines, succeeding Peter Richardson, the former Executive Managing Director, Nevada Gold Mines, who departed from Barrick at the end of the second quarter of 2024. Mr. Gonin has over 30 years of experience in the mining industry, including 13 years working for Barrick in Nevada where he most recently held

BARRICK SECOND QUARTER 2024	8	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
the role of Head of Operations for Nevada Gold Mines. Mr Gonin will work with Christine Keener, Chief Operating Officer, North America, and Mark Bristow, Barrick’s President and Chief Executive Officer and the Chairman of Nevada Gold Mines, as we plan for the next phase of Nevada Gold Mines’ development.

Sustainability
Sustainability, including our license to operate, is entrenched in our DNA: our sustainability strategy is our business plan.
Barrick’s vision for sustainability is underpinned by the knowledge that sustainability aspects are interconnected and must be tackled in conjunction with, and reference to, each other. We call this approach Holistic and Integrated Sustainability Management. We must tackle all sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we integrate our sustainability management, we discuss our sustainability strategy within four overarching pillars: (1) respecting human rights; (2) protecting the health and safety of our people and local communities; (3) sharing the benefits of our operations; and (4) managing our impacts on the environment.
We implement this strategy by blending top-down accountability with bottom-up responsibility. This means we place the day-to-day ownership of sustainability, and the associated risks and opportunities, in the hands of individual sites. In the same way that each site must manage its geological, operational and technical capabilities to meet business objectives, it must also manage and identify programs, metrics, and targets that measure progress and deliver real value for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, supported by regional sustainability leads, provides oversight and direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

Governance
The bedrock of our sustainability strategy is strong governance. Our most senior management-level body dedicated to sustainability is the E&S Committee, which connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) minesite General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets on a quarterly basis to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management.
The President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the Board's ESG & Nominating Committee. The reports are reviewed to ensure the implementation of our sustainability policies and to drive performance of our environmental, health and safety, community relations and development, and human rights programs.
This is supplemented by weekly meetings, at a minimum, between the Regional Sustainability Leads and the Group Sustainability Executive. These meetings examine the sustainability-related risks and opportunities facing the business in real time, as well as the progress and issues integrated into weekly Executive Committee review meetings.
Incentive payments for senior leaders under Barrick’s Partnership Plan are tied to Sustainability performance. In 2023, this comprised a 10% weighting under the annual incentive program based on our annual safety and environment performance, and a 20% weighting under our Long-Term Company Scorecard linked to the assessment of our industry-first Sustainability Scorecard. As we strive for ongoing strong performance, the Sustainability Scorecard targets and metrics are updated annually. The results of the 2023 Sustainability Scorecard were published in the Sustainability Report in May 2024. The E&S Committee tracks our progress against all metrics.

Human rights
Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the United Nations Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights and the OECD Guidelines for Multinational Enterprises. This commitment is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include: monitoring and reporting, due diligence, training, as well as disciplinary action and remedy.
We continue to assess and manage security and human rights risks at all our operations and provide security and human rights training to private and public security forces across our sites. During 2023, independent human rights assessments were undertaken at the following sites: North Mara and Bulyanhulu in Tanzania; Jabal Sayid in Saudi Arabia; Loulo-Gounkoto in Mali; and Kibali in the DRC, and in the first quarter of 2024 at Reko Diq in Pakistan. Over the remainder of 2024, Barrick will carry out independent assessments and training at Tongon in Côte d’Ivoire, Pueblo Viejo in Dominican Republic, Lumwana in Zambia, and Porgera in Papua New Guinea.
In June 2024, Barrick published a detailed response to a widely circulated “Joint Communication” from the United Nations Human Rights Council (“UNHRC”) Special Procedures Branch making allegations regarding, predominantly, police conduct in the areas related to the North Mara gold mine in Tanzania. These allegations were unsubstantiated in the Joint Communication. Barrick has made its fulsome response publicly available to address both the contents of the Joint Communication, as well as to ensure transparency in how these risks are managed. No response has been received to date from the UNHRC, or any of the Special Rapporteurs.

Safety
We are committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety vision is “Everyone to go home safe and healthy every day.”
Our Management-Level Safety Committee continues to drive the implementation of the “Journey to Zero” initiative. The current priority is the roll out and training of the revised and standardized Fatal Risks and associated operating standards.
We report our safety performance quarterly as part of both our E&S Committee meetings and our reports to the ESG & Nominating Committee. Our safety performance is a regular standing agenda item on our weekly Executive Committee review meeting.

BARRICK SECOND QUARTER 2024	9	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
As part of our Journey to Zero, we have identified four key elements in developing a culture that fosters a strong and effective focus on safety: (1) Leadership and Culture, (2) Zero Fatalities, (3) Risk Management, and (4) Prevention of Injuries.
In terms of key performance indicators, for the second quarter of 2024, our LTIFR3 was 0.16, a 30% improvement quarter on quarter, as well as a 38% decrease against the same period in 2023. Our TRIFR3 was 0.82, a 35% improvement quarter on quarter, and a 20% decrease against the same period in 2023.

Social
We regard our host communities and countries as important partners in our business. Our sustainability policies commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. Through these policies, we commit to conducting our business with integrity and with absolute opposition to corruption. We require our suppliers to operate ethically and responsibly as a condition of doing business with us.

Community and economic development
Our commitment to social and economic development is set out in our overarching Sustainable Development and Social Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for its role in providing the minerals needed to enable the transition to a lower carbon intensive economy, but more importantly because of its ability to drive socio-economic development and build resilience. Creating long-term value and sharing economic benefits is at the heart of our approach to sustainability, as well as community development. This approach is encapsulated in three concepts:
The primacy of partnership: this means that we invest in real partnerships with mutual responsibility. Partnerships include local communities, suppliers, government, and organizations, and this approach is epitomized through our CDCs with development initiatives and investments.
Sharing the benefits: We hire and buy local wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we build capacity, community resilience and create opportunity. We also invest in community development through our CDCs. Sharing the benefits also means paying our fair share of taxes, royalties and dividends and doing so transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act. Our annual Tax Contribution Report, published in May 2024, sets out, in detail, our economic contributions to host governments.
Engaging and listening to stakeholders: We develop tailored stakeholder engagement plans for every operation and the business as a whole. These plans guide and document how often we engage with various stakeholder groups and allow us to proactively deal with issues before they escalate into significant risks.
Our community development spend during the second quarter was $10.4 million.

Environment
We know the environment in which we work and our host communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. Being responsible stewards of the environment by applying the highest standards of environmental management, using natural resources and energy efficiently, recycling and reducing waste as well as working to protect biodiversity, we can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder relationships. Environmental matters such as how we use water, prevent incidents, manage tailings, respond to changing climate, and protect biodiversity are key areas of focus.
We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents in the first half of 2024.

Climate Change
The ESG & Nominating Committee is responsible for overseeing Barrick’s policies, programs and performance relating to sustainability and the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which are regularly reviewed by the Audit & Risk Committee.
Barrick’s climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our GHG emissions across our operations and value chain; and (3) improve our disclosure on climate change. The three pillars of our climate change strategy do not focus solely on the development of emissions reduction targets, rather, we integrate and consider aspects of biodiversity protection, water management and community resilience in our approach.
We are acutely aware of the impacts that climate change and extreme weather events have on our host communities and countries, particularly developing nations which are often the most vulnerable. As the world economy transitions to renewable power, it is imperative that developing nations are not left behind. As a responsible business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the recommendations of the TCFD.

Identify, understand and mitigate the risks associated with climate change
We identify and manage risks, build resilience to a changing climate and extreme weather events, as well as position ourselves for new opportunities. These factors continue to be incorporated into our formal risk assessment process. We have identified several risks and opportunities for our business including: physical impacts of extreme weather events; an increase in regulations that seek to address climate change; and an increase in global investment in innovation and low-carbon technologies.
The risk assessment process includes scenario analysis, which has been rolled out to all our Tier One Gold Assets5, to assess site-specific climate related risks and opportunities. The key findings and a summary of this asset-level physical and transitional risk assessment at Loulo-Gounkoto and Kibali were disclosed as part of our CDP (formerly known as the Carbon Disclosure Project)

BARRICK SECOND QUARTER 2024	10	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Climate Change and Water Security questionnaires, submitted to CDP in July 2023, with the results of the NGM risk assessment to be included in the 2024 CDP submission.

Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand the important link between energy use and GHG emissions. By measuring and effectively managing our energy use, we can reduce our GHG emissions, achieve more efficient production, and reduce our costs.
We have climate champions at each site who are tasked with identifying roadmaps and assessing feasibility for our GHG emissions reductions and carbon offsets for hard-to-abate emissions. Any carbon offsets that we pursue must have appropriate socio-economic and/or biodiversity benefits. We have published an achievable emissions reduction roadmap and continue to assess further reduction opportunities across our operations. The detailed roadmap was first published in our 2021 Sustainability Report and includes committed capital projects and projects under investigation that rely on technological advances, with a progress summary contained in the 2023 Sustainability Report.
We continue to progress our extensive work across our value chain in understanding our Scope 3 (indirect emissions associated with the value chain) emissions and implementing our engagement roadmap to enable our key suppliers to set meaningful and measurable reduction targets, in line with the commitments made through the ICMM Climate Position Paper.
In November 2023, Barrick announced its Scope 3 emissions targets which it developed to promote awareness and action in its value chain and empower those actors to set their own net zero commitments, with short- and medium-term targets. These targets are both quantitative and qualitative and are focused on high emission areas in our value chain and are available on the Barrick website.

Improve our disclosure on climate change
Our disclosure on climate change, including in our Sustainability Report and on our website, is developed in line with the TCFD recommendations. Barrick continues to monitor the various regulatory climate disclosure standards being developed around the world, including the ISSB’s S2 Climate-related Disclosures standard. In addition, we complete the annual CDP Climate Change and Water Security questionnaires. This ensures our investor-relevant water use, emissions and climate data is widely available.

Emissions
Barrick’s interim GHG emissions reduction target is for a minimum 30% reduction by 2030 against our 2018 baseline, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541 kt CO2-e.
Our GHG emissions reduction target is grounded in science and has a detailed pathway for achievement. Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.
Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to improve energy efficiency, integrate clean and renewable energy sources and reduce GHG emissions will also be strengthened. We plan to supplement our corporate emissions reduction targets with context-based site-specific emissions reduction targets.
During the second quarter of 2024, the Group's total Scope 1 and 2 (location-based) GHG emissions were 1,730 kt CO2-e. Emissions are trending above 2023 levels due predominantly to the restart of Porgera, and emissions from the TS Power Plant at NGM, which underwent maintenance in Spring of 2023 and reduced last year’s emissions comparatively.

Water
Water is a vital and increasingly scarce global resource. Managing and using water responsibly is one of the most critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental Policy and standalone Water Policy. Steady, reliable access to water is critical to the effective operation of our mines. Access to water is also a fundamental human right.
Understanding the water stress in the regions in which we operate enables us to better understand the risks and manage our water resources through site-specific water balances, based on the ICMM Water Accounting Framework, aimed at minimizing our water withdrawal and maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.
We set an annual water recycling and reuse target of 80%. Our water recycling and reuse rate for the second quarter of 2024 was approximately 85%, and the first half of 2024 reuse is 84%.

Tailings
We are committed to having our TSFs meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected, particularly those in regions with high rainfall and seismic events.
We disclosed our conformance to the GISTM for all Extreme and Very High consequence facilities on the Barrick website in August 2023, within the committed disclosure timeframe. All of our sites that are classified as Very High or Extreme consequence are in conformance with the GISTM. We continue to progress with our conformance for lower consequence facilities in accordance with the GISTM. Disclosures for lower consequence facilities will be completed by August 2025, also in accordance with the GISTM.

Biodiversity
Biodiversity underpins many of the ecosystem services on which our mines and their surrounding communities depend. If improperly managed, mining and exploration activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively manage our impact on biodiversity and strive to protect the ecosystems in which we operate. Wherever possible, we aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management plans.

BARRICK SECOND QUARTER 2024	11	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Full Year 2024 Outlook
We continue to expect our 2024 gold production to be in the range of 3.9 to 4.3 million ounces. We expect stronger year-over-year performances from Pueblo Viejo and to a lesser extent Turquoise Ridge, together with stable delivery across the remaining Tier One Gold Assets1 with the exception of Cortez. Production at Cortez is expected to be lower in 2024 relative to 2023 due to lower oxide grades and tonnes at Crossroads open pit partially offset by a higher contribution from Goldrush underground mine.
Across the four quarters of 2024, the Company’s gold production is expected to steadily increase throughout the year as the Pueblo Viejo plant expansion ramps up from the third quarter of 2024 and the Porgera mine restart continues in line with our plans. We therefore remain on track to achieve our full year gold production guidance with a step up in the second half of 2024.
Our 2024 gold cost guidance remains unchanged, including cost of sales of $1,320 to $1,420 per ounce2, total cash costs of $940 to $1,020 per ounce1 and all-in sustaining costs of $1,320 to $1,420 per ounce1. As the production increases with each quarter, we expect a corresponding reduction in our per ounce cost metrics based on the benefit of diluting the fixed costs over more ounces. These ranges were based on a gold price assumption of $1,900 per ounce and we have previously disclosed a sensitivity of $5 per ounce on our 2024 gold cost guidance metrics for every $100 per ounce change in the gold price which is driven by higher royalties. On the basis of this sensitivity, if the gold price were to average $2,200 per ounce for the 2024 year, the above mentioned cost guidance ranges would increase by $15 per ounce. We are on track to achieve our 2024 gold cost guidance metrics taking into account this gold price royalty impact.
We continue to expect 2024 copper production to be in the range of 180 to 210 thousand tonnes. Production in the second half of 2024 is expected to be materially stronger than the first half, mainly due to steadily increasing throughput at Lumwana as the new owner mining truck fleet is anticipated to be fully commissioned and ramped up by the end of August 2024. We are on track to achieve our copper cost guidance metrics for 2024, which are based on a copper price assumption of $3.50 per pound. We have previously disclosed a sensitivity of $0.01 per pound on our 2024 copper cost guidance metrics for every $0.25 per pound change in the copper price which is driven by higher royalties. On the basis of this sensitivity, if the copper price were to average $4.75 per pound for the 2024 year, the copper all-in sustaining cost1 guidance range would increase by $0.05 per pound (note royalties are excluded from C1 cash costs1).
Further detail on our 2024 company guidance is provided below, inclusive of the key assumptions that were used as the basis for this guidance as released on February 14, 2024 and as qualified by the risks and uncertainties discussed above.

Company Guidance ($ millions, except per ounce/pound data)	2024 Estimate
Gold production (millions of ounces)	3.90 - 4.30
Gold cost metrics
Cost of sales - gold ($/oz)	1,320 - 1,420
Total cash costs ($/oz)[a]	940 - 1,020
Depreciation ($/oz)	340 - 370
All-in sustaining costs ($/oz)[a]	1,320 - 1,420
Copper production (thousands of tonnes)[b]	180 - 210
Copper cost metrics
Cost of sales - copper ($/lb)	2.65 - 2.95
C1 cash costs ($/lb)[a]	2.00 - 2.30
Depreciation ($/lb)	0.90 - 1.00
All-in sustaining costs ($/lb)[a]	3.10 - 3.40
Exploration and project expenses	400 - 440
Exploration and evaluation	180 - 200
Project expenses	220 - 240
General and administrative expenses	~180
Corporate administration	~130
Share-based compensation[c]	~50
Other expense	70 - 90
Finance costs, net	260 - 300
Attributable capital expenditures:
Attributable minesite sustaining[a]	1,550 - 1,750
Attributable project[a]	950 - 1,150
Total attributable capital expenditures	2,500 - 2,900
Effective income tax rate[d]	26% - 30%
Key assumptions (used for guidance)
Gold Price ($/oz)	1,900
Copper Price ($/lb)	3.50
Oil Price (WTI) ($/barrel)	80
AUD Exchange Rate (AUD:USD)	0.75
ARS Exchange Rate (USD:ARS)	800
CAD Exchange Rate (USD:CAD)	1.30
CLP Exchange Rate (USD:CLP)	900
EUR Exchange Rate (EUR:USD)	1.10

a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
b.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
c.Based on a one-month trailing average ending December 31, 2023 of US$17.61 per share.
d.Based on key assumptions included in this table.

BARRICK SECOND QUARTER 2024	12	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Operating Division Guidance
Our 2024 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2024 forecast attributable production (000s ozs)	2024 forecast cost of sales[a] ($/oz)	2024 forecast total cash costs[b] ($/oz)	2024 forecast all-in sustaining costs[b] ($/oz)
Gold
Carlin (61.5%)	800 - 880	1,270 - 1,370	1,030 - 1,110	1,430 - 1,530
Cortez (61.5%)[c]	380 - 420	1,460 - 1,560	1,040 - 1,120	1,390 - 1,490
Turquoise Ridge (61.5%)	330 - 360	1,230 - 1,330	850 - 930	1,090 - 1,190
Phoenix (61.5%)	120 - 140	1,640 - 1,740	810 - 890	1,100 - 1,200
Nevada Gold Mines (61.5%)	1,650 - 1,800	1,340 - 1,440	980 - 1,060	1,350 - 1,450
Hemlo	140 - 160	1,470 - 1,570	1,210 - 1,290	1,600 - 1,700
North America	1,750 - 1,950	1,350 - 1,450	1,000 - 1,080	1,370 - 1,470

Pueblo Viejo (60%)	420 - 490	1,340 - 1,440	830 - 910	1,100 - 1,200
Veladero (50%)	210 - 240	1,340 - 1,440	1,010 - 1,090	1,490 - 1,590
Porgera (24.5%)[d]	50 - 70	1,670 - 1,770	1,220 - 1,300	1,900 - 2,000
Latin America & Asia Pacific	700 - 800	1,370 - 1,470	920 - 1,000	1,290 - 1,390

Loulo-Gounkoto (80%)	510 - 560	1,190 - 1,290	780 - 860	1,150 - 1,250
Kibali (45%)	320 - 360	1,140 - 1,240	740 - 820	950 - 1,050
North Mara (84%)	230 - 260	1,250 - 1,350	970 - 1,050	1,270 - 1,370
Bulyanhulu (84%)	160 - 190	1,370 - 1,470	990 - 1,070	1,380 - 1,480
Tongon (89.7%)	160 - 190	1,520 - 1,620	1,200 - 1,280	1,440 - 1,540
Africa & Middle East	1,400 - 1,550	1,250 - 1,350	880 - 960	1,180 - 1,280

Total Attributable to Barrick[e,f,g]	3,900 - 4,300	1,320 - 1,420	940 - 1,020	1,320 - 1,420

	2024 forecast attributable production (000s tonnes)[h]	2024 forecast cost of sales[a] ($/lb)	2024 forecast C1 cash costs[b] ($/lb)	2024 forecast all-in sustaining costs[b] ($/lb)
Copper
Lumwana	120 - 140	2.50 - 2.80	1.85 - 2.15	3.30 - 3.60
Zaldívar (50%)	35 - 40	3.70 - 4.00	2.80 - 3.10	3.40 - 3.70
Jabal Sayid (50%)	25 - 30	1.75 - 2.05	1.40 - 1.70	1.70 - 2.00
Total Copper[g]	180 - 210	2.65 - 2.95	2.00 - 2.30	3.10 - 3.40
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Includes Goldrush.
d.Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023. On December 22, 2023, the Porgera Project Commencement Agreement was completed and recommissioning of the mine commenced. As a result, Porgera is included in our 2024 guidance at 24.5%.
e.Total cash costs and all-in sustaining costs per ounce include costs allocated to non-operating sites.
f.Operating division guidance ranges reflect expectations at each individual operating division and may not add up to the company-wide guidance range total.
g.Includes corporate administration costs.
h.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

BARRICK SECOND QUARTER 2024	13	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold

	For the three months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change
Nevada Gold Mines LLC (61.5%)[a]
Gold produced (000s oz)	401	420	(5)%	458	(12)%
Cost of sales ($/oz)	1,464	1,431	2%	1,357	8%
Total cash costs ($/oz)[b]	1,104	1,081	2%	1,009	9%
All-in sustaining costs ($/oz)[b]	1,636	1,536	7%	1,388	18%
Carlin (61.5%)
Gold produced (000s oz)	202	205	(1)%	248	(19)%
Cost of sales ($/oz)	1,390	1,371	1%	1,240	12%
Total cash costs ($/oz)[b]	1,145	1,127	2%	1,013	13%
All-in sustaining costs ($/oz)[b]	1,805	1,687	7%	1,407	28%
Cortez (61.5%)[c]
Gold produced (000s oz)	102	119	(14)%	110	(7)%
Cost of sales ($/oz)	1,366	1,329	3%	1,346	1%
Total cash costs ($/oz)[b]	1,013	946	7%	972	4%
All-in sustaining costs ($/oz)[b]	1,447	1,341	8%	1,453	0%
Turquoise Ridge (61.5%)
Gold produced (000s oz)	72	62	16%	68	6%
Cost of sales ($/oz)	1,603	1,733	(8)%	1,466	9%
Total cash costs ($/oz)[b]	1,235	1,359	(9)%	1,088	14%
All-in sustaining costs ($/oz)[b]	1,505	1,655	(9)%	1,302	16%
Phoenix (61.5%)
Gold produced (000s oz)	25	34	(26)%	29	(14)%
Cost of sales ($/oz)	2,018	1,595	27%	2,075	(3)%
Total cash costs ($/oz)[b]	781	767	2%	948	(18)%
All-in sustaining costs ($/oz)[b]	1,167	944	24%	1,132	3%
Long Canyon (61.5%)[d]
Gold produced (000s oz)	—	—	—%	3	(100)%
Cost of sales ($/oz)	—	—	—%	1,640	(100)%
Total cash costs ($/oz)[b]	—	—	—%	637	(100)%
All-in sustaining costs ($/oz)[b]	—	—	—%	677	(100)%
Pueblo Viejo (60%)
Gold produced (000s oz)	80	81	(1)%	77	4%
Cost of sales ($/oz)	1,630	1,527	7%	1,344	21%
Total cash costs ($/oz)[b]	1,024	1,013	1%	840	22%
All-in sustaining costs ($/oz)[b]	1,433	1,334	7%	1,219	18%
Loulo-Gounkoto (80%)
Gold produced (000s oz)	137	141	(3)%	141	(3)%
Cost of sales ($/oz)	1,160	1,177	(1)%	1,150	1%
Total cash costs ($/oz)[b]	795	794	0%	801	(1)%
All-in sustaining costs ($/oz)[b]	1,251	1,092	15%	1,245	0%
Kibali (45%)
Gold produced (000s oz)	82	76	8%	87	(6)%
Cost of sales ($/oz)	1,313	1,200	9%	1,269	3%
Total cash costs ($/oz)[b]	868	802	8%	797	9%
All-in sustaining costs ($/oz)[b]	1,086	1,048	4%	955	14%
Veladero (50%)
Gold produced (000s oz)	56	57	(2)%	54	4%
Cost of sales ($/oz)	1,298	1,322	(2)%	1,424	(9)%
Total cash costs ($/oz)[b]	931	961	(3)%	999	(7)%
All-in sustaining costs ($/oz)[b]	1,308	1,664	(21)%	1,599	(18)%
Porgera (24.5%)[e]
Gold produced (000s oz)	11	4	175%	—	—%
Cost of sales ($/oz)	1,132	—	—%	—	—%
Total cash costs ($/oz)[b]	941	—	—%	—	—%
All-in sustaining costs ($/oz)[b]	1,079	—	—%	—	—%

BARRICK SECOND QUARTER 2024	14	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Gold (continued)

	For the three months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change
Tongon (89.7%)
Gold produced (000s oz)	45	36	25%	44	2%
Cost of sales ($/oz)	1,960	1,887	4%	1,514	29%
Total cash costs ($/oz)[b]	1,716	1,630	5%	1,380	24%
All-in sustaining costs ($/oz)[b]	1,899	1,773	7%	1,465	30%
Hemlo
Gold produced (000s oz)	37	37	0%	35	6%
Cost of sales ($/oz)	1,663	1,715	(3)%	1,562	6%
Total cash costs ($/oz)[b]	1,395	1,476	(5)%	1,356	3%
All-in sustaining costs ($/oz)[b]	1,660	1,754	(5)%	1,634	2%
North Mara (84%)
Gold produced (000s oz)	54	46	17%	64	(16)%
Cost of sales ($/oz)	1,570	1,678	(6)%	1,208	30%
Total cash costs ($/oz)[b]	1,266	1,339	(5)%	942	34%
All-in sustaining costs ($/oz)[b]	1,491	1,753	(15)%	1,355	10%
Bulyanhulu (84%)
Gold produced (000s oz)	45	42	7%	49	(8)%
Cost of sales ($/oz)	1,438	1,479	(3)%	1,231	17%
Total cash costs ($/oz)[b]	985	1,044	(6)%	850	16%
All-in sustaining costs ($/oz)[b]	1,243	1,485	(16)%	1,105	12%
Total Attributable to Barrick[f]
Gold produced (000s oz)	948	940	1%	1,009	(6)%
Cost of sales ($/oz)[g]	1,441	1,425	1%	1,323	9%
Total cash costs ($/oz)[b]	1,059	1,051	1%	963	10%
All-in sustaining costs ($/oz)[b]	1,498	1,474	2%	1,355	11%
a.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Includes Goldrush.
d.Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.
e.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.
f.Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
g.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2024	15	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Production and Cost Summary - Copper

	For the three months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change
Lumwana
Copper production (thousands of tonnes)[a]	25	22	14%	30	(17)%
Cost of sales ($/lb)	3.15	3.41	(8)%	2.80	13%
C1 cash costs ($/lb)[b]	2.14	2.52	(15)%	2.30	(7)%
All-in sustaining costs ($/lb)[b]	4.36	4.33	1%	3.29	33%
Zaldívar (50%)
Copper production (thousands of tonnes)[a]	10	9	11%	10	0%
Cost of sales ($/lb)	4.13	3.97	4%	3.89	6%
C1 cash costs ($/lb)[b]	3.12	2.95	6%	3.02	3%
All-in sustaining costs ($/lb)[b]	3.55	3.27	9%	3.73	(5)%
Jabal Sayid (50%)
Copper production (thousands of tonnes)[a]	8	9	(11)%	8	0%
Cost of sales ($/lb)	1.67	1.61	4%	1.61	4%
C1 cash costs ($/lb)[b]	1.34	1.35	(1)%	1.26	6%
All-in sustaining costs ($/lb)[b]	1.53	1.55	(1)%	1.42	8%
Total Copper
Copper production (thousands of tonnes)[a]	43	40	8%	48	(10)%
Cost of sales ($/lb)[c]	3.05	3.20	(5)%	2.84	7%
C1 cash costs ($/lb)[b]	2.18	2.40	(9)%	2.28	(4)%
All-in sustaining costs ($/lb)[b]	3.67	3.59	2%	3.13	17%

a.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other
Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK SECOND QUARTER 2024	16	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Nevada Gold Mines (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	41,810	39,682	5%	45,386	(8)%	81,492	81,887	0%
Open pit ore	4,915	5,196	(5)%	8,311	(41)%	10,111	13,993	(28)%
Open pit waste	35,431	33,008	7%	35,741	(1)%	68,439	65,313	5%
Underground	1,464	1,478	(1)%	1,334	10%	2,942	2,581	14%
Average grade (grams/tonne)
Open pit mined	0.90	0.93	(3)%	1.20	(25)%	0.91	1.19	(24)%
Underground mined	8.61	8.28	4%	8.75	(2)%	8.45	8.67	(3)%
Processed	2.63	2.51	5%	2.17	21%	2.57	2.24	15%
Ore tonnes processed (000s)	6,446	6,779	(5)%	9,054	(29)%	13,225	16,421	(19)%
Oxide mill	2,177	2,113	3%	2,385	(9)%	4,290	5,110	(16)%
Roaster	1,301	1,394	(7)%	1,199	9%	2,695	2,204	22%
Autoclave	1,167	1,067	9%	808	44%	2,234	1,524	47%
Heap leach	1,801	2,205	(18)%	4,662	(61)%	4,006	7,583	(47)%
Recovery rate[b]	83%	82%	1%	83%	0%	83%	83%	0%
Oxide Mill[b]	78%	79%	(1)%	77%	1%	79%	77%	3%
Roaster	86%	85%	1%	86%	0%	85%	86%	(1)%
Autoclave	80%	81%	(1)%	81%	(1)%	80%	81%	(1)%
Gold produced (000s oz)	401	420	(5)%	458	(12)%	821	874	(6)%
Oxide mill	72	85	(15)%	86	(16)%	157	189	(17)%
Roaster	216	208	4%	247	(13)%	424	429	(1)%
Autoclave	91	88	3%	90	1%	179	172	4%
Heap leach	22	39	(44)%	35	(37)%	61	84	(27)%
Gold sold (000s oz)	400	424	(6)%	458	(13)%	824	869	(5)%
Revenue ($ millions)	967	917	5%	922	5%	1,884	1,729	9%
Cost of sales ($ millions)	592	612	(3)%	624	(5)%	1,204	1,230	(2)%
Income ($ millions)	363	296	23%	287	26%	659	476	38%
EBITDA ($ millions)[c]	484	428	13%	425	14%	912	754	21%
EBITDA margin[d]	50%	47%	6%	46%	9%	48%	44%	9%
Capital expenditures ($ millions)[e,f]	234	220	6%	208	13%	454	377	20%
Minesite sustaining[c,e]	199	184	8%	162	23%	383	299	28%
Project[c,e]	34	34	0%	46	(26)%	68	78	(13)%
Cost of sales ($/oz)	1,464	1,431	2%	1,357	8%	1,447	1,406	3%
Total cash costs ($/oz)[c]	1,104	1,081	2%	1,009	9%	1,092	1,040	5%
All-in sustaining costs ($/oz)[c]	1,636	1,536	7%	1,388	18%	1,585	1,411	12%
All-in costs ($/oz)[c]	1,716	1,621	6%	1,489	15%	1,667	1,501	11%
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. NGM is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.Excludes the Gold Quarry (Mill 5) concentrator.
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
d.Represents EBITDA divided by revenue.
e.These amounts are presented on a cash basis.
f.Includes capitalized interest.

NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite's results.

BARRICK SECOND QUARTER 2024	17	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Carlin (61.5%), Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	17,282	14,028	23%	18,690	(8)%	31,310	33,047	(5)%
Open pit ore	627	590	6%	1,641	(62)%	1,217	2,728	(55)%
Open pit waste	15,801	12,592	25%	16,290	(3)%	28,393	28,844	(2)%
Underground	854	846	1%	759	13%	1,700	1,475	15%
Average grade (grams/tonne)
Open pit mined	1.67	1.94	(14)%	2.80	(40)%	1.80	2.67	(33)%
Underground mined	7.92	7.51	5%	7.76	2%	7.72	7.74	0%
Processed	4.19	4.03	4%	4.55	(8)%	4.11	4.36	(6)%
Ore tonnes processed (000s)	1,739	1,869	(7)%	2,072	(16)%	3,608	3,709	(3)%
Oxide mill	0	0	0%	0	0%	0	377	(100)%
Roasters	1,131	1,220	(7)%	1,047	8%	2,351	1,899	24%
Autoclave	608	649	(6)%	384	58%	1,257	472	166%
Heap leach	0	0	0%	641	(100)%	0	961	(100)%
Recovery rate[a]	82%	81%	1%	84%	(2)%	82%	84%	(2)%
Roasters	85%	83%	2%	86%	(1)%	84%	85%	(1)%
Autoclave	68%	72%	(6)%	69%	(1)%	70%	70%	0%
Gold produced (000s oz)	202	205	(1)%	248	(19)%	407	414	(2)%
Oxide mill	0	0	0%	0	0%	0	4	(100)%
Roasters	173	169	2%	213	(19)%	342	364	(6)%
Autoclave	23	30	(23)%	26	(12)%	53	31	71%
Heap leach	6	6	0%	9	(33)%	12	15	(20)%
Gold sold (000s oz)	202	207	(2)%	243	(17)%	409	407	0%
Revenue ($ millions)	474	438	8%	479	(1)%	912	793	15%
Cost of sales ($ millions)	283	288	(2)%	304	(7)%	571	546	5%
Income ($ millions)	187	147	27%	169	11%	334	235	42%
EBITDA ($ millions)[b]	236	198	19%	225	5%	434	330	32%
EBITDA margin[c]	50%	45%	11%	47%	6%	48%	42%	14%
Capital expenditures ($ millions)[d]	135	120	13%	90	50%	255	162	57%
Minesite sustaining[b,d]	130	113	15%	90	44%	243	162	50%
Project[b,d]	5	7	(29)%	0	100%	12	0	100%
Cost of sales ($/oz)	1,390	1,371	1%	1,240	12%	1,380	1,325	4%
Total cash costs ($/oz)[b]	1,145	1,127	2%	1,013	13%	1,136	1,094	4%
All-in sustaining costs ($/oz)[b]	1,805	1,687	7%	1,407	28%	1,745	1,521	15%
All-in costs ($/oz)[b]	1,831	1,722	6%	1,407	30%	1,776	1,521	17%
a.Excludes the Gold Quarry (Mill 5) concentrator.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	0	3
LTIFR[3]	0.64	1.30
TRIFR[3]	3.18	5.18
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Carlin's income for the second quarter of 2024 was 27% higher than the prior quarter, mainly due to a higher realized gold price1, partially offset by lower sales volumes and a slightly higher cost of sales per ounce2.
Gold production in the second quarter of 2024 was 1% lower compared to the prior quarter primarily due to lower autoclave throughput as well as lower grade Goldstar open pit ore and stockpiles processed. This was partially offset by increased underground material processed at the roasters.
Total tonnes mined were 23% higher compared to the prior quarter, primarily driven by open pit sequencing. Open pit waste tonnes mined increased by 25% as waste stripping ramped up at the next phase of South Arturo. Open pit ore tonnes and grade mined were 6% higher and 14% lower, respectively, compared to the prior quarter, driven by an increase in ore tonnes at both Gold Quarry and South Arturo. While grades were higher at Gold Quarry in the current quarter, this was more than offset by lower

BARRICK SECOND QUARTER 2024	18	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
grades at South Arturo, as per the mine plan. At Gold Quarry, mining was impacted by a redesign of open pit following geotechnical issues earlier in the year that led to a pit wall failure. Mining at Gold Quarry open pit was also impacted by slower rates as we mine through the historic underground workings. Underground tonnes mined were 1% higher than the prior quarter, due to mine sequencing, while the average grade mined was 5% higher than the prior quarter.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 were 1% and 2% higher, respectively, than the prior quarter, which mainly reflected the lower throughput and ounce production at the autoclave and higher royalties impacted by production from higher royalty claim areas and a higher average gold price. This was partially offset by higher capitalized stripping and underground development as we invest in future production and flexibility. In the second quarter of 2024, all-in sustaining costs per ounce1 were 7% higher than the prior quarter, owing to both higher minesite sustaining capital expenditures1 and slightly higher total cash costs per ounce1.
Capital expenditures in the second quarter of 2024 increased by 13% compared to prior quarter, primarily due higher minesite sustaining capital expenditures1 relating to the purchase of Komatsu 930-E haul trucks, combined with higher capitalized stripping and underground development.

Q2 2024 compared to Q2 2023
Carlin's income for the three month period ended June 30, 2024 was 11% higher than the same prior year period as a higher realized gold price1 was partially offset by lower sales volumes and a higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 19% lower than the same prior year period, primarily driven by lower open pit grades processed at the roasters and autoclave which reflects the contribution from the higher grade ore mined from the Goldstar open pit in the prior year period (mining was substantially completed at the beginning of the third quarter of 2023). This was further impacted by a higher proportion of higher grade Cortez refractory ore being processed at the Carlin roasters compared to the same prior year period which displaced Carlin ores. Partially offsetting these factors, tonnes processed at the roasters was higher in the current period due to the Gold Quarry roaster shutdown that occurred in the same prior year period, combined with higher underground tonnes mined and processed.
Total tonnes mined were 8% lower than the same prior year period driven in large part by lower open pit ore tonnes mined resulting from mining of Goldstar phase 4 being substantially completed at the beginning of the third quarter of 2023. This was partially offset by waste stripping ramping up at the next phase of South Arturo, whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade decreased by 40% compared to the same prior year period, primarily due to the absence of higher grade Goldstar ore which was mined in the same prior year period, whereas the current quarter was impacted by the pit wall failure and working through historic underground workings at the Gold Quarry open pit as described above. Underground tonnes mined and grade were 13% and 2% higher, respectively, compared to the same prior year period. Higher grades were driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2024 were 12% and 13% higher, respectively, than the same prior year period, primarily due to the lower grades processed and lower recoveries. This was partially offset by higher capitalized stripping and underground development as we invest in future production and flexibility. For the three month period ended June 30, 2024, all-in sustaining costs per ounce1 were 28% higher than the same prior year period owing to both higher minesite sustaining capital expenditures1 and total cash costs per ounce1.
Capital expenditures in the second quarter of 2024 were 50% higher compared with the same prior year period, due to both higher minesite sustaining and project capital expenditures1. The increase in minesite sustaining capital expenditures1 is due to higher capitalized waste stripping and underground development combined with the purchase of Komatsu 930-E haul trucks. Project capital expenditures1 during the current quarter relates to the continuation of dewatering and detailed engineering associated with the Ren project.

YTD 2024 compared to YTD 2023
Carlin’s income for the six month period ended June 30, 2024 was 42% higher than the same prior year period, due to a higher realized gold price1 and slightly higher sales volumes, partially offset by an increase in cost of sales per ounce2.
Gold production for the six month period ended June 30, 2024 was 2% lower than the same prior year period, mainly due to lower open pit tonnes and grades processed at the roasters. This was further impacted by a higher proportion of higher grade Cortez refractory ore being processed at the Carlin roasters compared to the same prior year period. These factors were partially offset by higher tonnes processed at the roasters given the planned shutdowns that occurred at both roasters in the same prior year period, combined with higher underground tonnes mined and processed in the current year period. Gold production was also impacted by higher throughput at the autoclave as the conversion from RIL to CIL occurred in the same prior year period. Finally, heap leach production was lower for the six month period ended June 30, 2024 owing to the leach cycle with no tonnes placed on leach pads in the current period.
Total tonnes mined decreased by 5% compared to the same prior year period driven in large part by lower open pit ore tonnes mined resulting from mining of Goldstar phase 4 being substantially completed at the beginning of the third quarter of 2023. This was partially offset by waste stripping ramping up at the next phase of South Arturo, whereas there was no mining at South Arturo in the same prior year period. Average open pit mined grade decreased by 33% compared to the same prior year period, primarily due to the absence of higher grade Goldstar ore which was mined in the same prior year period, whereas the current period was impacted by the pit wall failure and working through historic underground workings at the Gold Quarry open pit as described above. Underground tonnes mined were 15% higher than the same prior year period while grade was in line, driven by a change in the mix of ore sources across the different underground operations, as per the mine plan.

BARRICK SECOND QUARTER 2024	19	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2024 were both 4% higher than the same prior year period, primarily due to the lower grades processed and lower recoveries. This was partially offset by higher capitalized stripping and underground development as we invest in future production and flexibility. For the six month period ended June 30, 2024, all-in sustaining costs per ounce1 were 15% higher than the same prior year period, mainly due to both higher minesite sustaining capital expenditures1 and total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2024 increased by 57%, due to both higher minesite sustaining and project capital expenditures1. The increase in minesite sustaining capital expenditures1 is due to higher capitalized waste stripping and underground development combined with the purchase of Komatsu 930-E haul trucks. Project capital expenditures1 during the current year relates to the continuation of dewatering and detailed engineering associated with the Ren project.

BARRICK SECOND QUARTER 2024	20	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Cortez (61.5%)a, Nevada, USA

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	17,471	18,758	(7)%	20,143	(13)%	36,229	35,469	2%
Open pit ore	1,253	1,823	(31)%	4,104	(69)%	3,076	6,276	(51)%
Open pit waste	15,794	16,516	(4)%	15,682	1%	32,310	28,538	13%
Underground	424	419	1%	357	19%	843	655	29%
Average grade (grams/tonne)
Open pit mined	0.89	0.77	16%	0.79	13%	0.82	0.80	2%
Underground mined	8.51	8.75	(3)%	9.21	(8)%	8.63	9.27	(7)%
Processed	2.05	1.84	11%	1.21	69%	1.94	1.43	36%
Ore tonnes processed (000s)	1,756	2,022	(13)%	3,973	(56)%	3,778	6,510	(42)%
Oxide mill	669	601	11%	630	6%	1,270	1,194	6%
Roasters	170	174	(2)%	152	12%	344	305	13%
Heap leach	917	1,247	(26)%	3,191	(71)%	2,164	5,011	(57)%
Recovery rate	83%	83%	0%	82%	1%	83%	83%	0%
Oxide Mill	79%	79%	0%	80%	(1)%	79%	81%	(2)%
Roasters	88%	90%	(2)%	87%	1%	89%	87%	2%
Gold produced (000s oz)	102	119	(14)%	110	(7)%	221	250	(12)%
Oxide Mill	45	49	(8)%	55	(18)%	94	124	(24)%
Roasters	42	38	11%	33	27%	80	64	25%
Heap leach	15	32	(53)%	22	(32)%	47	62	(24)%
Gold sold (000s oz)	101	121	(17)%	112	(10)%	222	249	(11)%
Revenue ($ millions)	237	254	(7)%	220	8%	491	482	2%
Cost of sales ($ millions)	138	160	(14)%	150	(8)%	298	332	(10)%
Income ($ millions)	96	92	4%	66	45%	188	144	31%
EBITDA ($ millions)[b]	131	138	(5)%	107	22%	269	241	12%
EBITDA margin[c]	55%	54%	2%	49%	12%	55%	50%	10%
Capital expenditures ($ millions)[d]	62	64	(3)%	68	(9)%	126	124	2%
Minesite sustaining[b,d]	39	45	(13)%	50	(22)%	84	91	(8)%
Project[b,d]	23	19	21%	18	28%	42	33	27%
Cost of sales ($/oz)	1,366	1,329	3%	1,346	1%	1,346	1,334	1%
Total cash costs ($/oz)[b]	1,013	946	7%	972	4%	976	940	4%
All-in sustaining costs ($/oz)[b]	1,447	1,341	8%	1,453	0%	1,389	1,332	4%
All-in costs ($/oz)[b]	1,667	1,503	11%	1,618	3%	1,578	1,465	8%
a.Includes Goldrush.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	1	0
LTIFR[3]	0.93	0.00
TRIFR[3]	1.85	0.00
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Cortez’s income for the second quarter of 2024 was 4% higher than the prior quarter due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.
Gold production in the second quarter of 2024 was 14% lower than the prior quarter, resulting from a combination of less leach ore mined at the Crossroads open pit as well as less oxide ore mined from Cortez Hills underground in line with the mine plan. This resulted in lower grade oxide ore processed at the oxide mill and fewer tonnes placed on the leach pad compared to the prior quarter. This was partially offset by higher refractory ounce production compared to the prior quarter driven by a planned increase in refractory ore grades mined from the underground mines.
Total tonnes mined were 7% lower than the prior quarter driven by both less open pit leach ore and waste mined at Crossroads Phase 5 due to lower mining rates as we near the end of that phase. Mining at Crossroads Phase 6 remains primarily focused on waste stripping, which partially offset the lower tonnes from Phase 5. The bulk of the Phase 6 waste stripping is expected to be completed by mid-2025. The lower leach ore mined was also the driver for the 16% increase in the average open pit grade mined

BARRICK SECOND QUARTER 2024	21	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
compared to the prior quarter. Underground tonnes mined were 1% higher than the prior quarter, driven by improved productivity at Cortez Hills underground and the ramp-up at the Goldrush underground which is expected to progressively increase over each quarter of 2024 following the receipt of the ROD late in the fourth quarter of 2023. Underground grades mined were 3% lower than the prior quarter due to lower grades at Cortez Hills underground in line with the plan.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 were 3% and 7% higher, respectively, than the prior quarter, primarily reflecting an increased proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix, partially offset by higher grades processed. In the second quarter of 2024, all-in sustaining costs per ounce1 were 8% higher than the prior quarter, driven by higher total cash costs per ounce1, slightly offset by lower minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2024 were 3% lower than the prior quarter, primarily due to lower minesite sustaining expenditures1, partially offset by higher project capital expenditures1. Minesite sustaining capital expenditures1 were 13% lower compared to the prior quarter, mainly due to the last of the new haul trucks being commissioned in the prior quarter. The higher project capital expenditures1 relate to the ramp-up at Goldrush.

Q2 2024 compared to Q2 2023
Cortez’s income for the three month period ended June 30, 2024 was 45% higher than the same prior year period driven by a higher realized gold price1 partially offset by lower sales volumes and a slightly higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 7% lower than the same prior year period, primarily driven by less oxide ore mined at the Crossroads open pit due to the transition to Phase 6 which commenced in the fourth quarter of 2023 and lower oxide ore mined from the Cortez Hills underground in line with the mine plan. Leach production was also lower driven by the timing of the leach cycle. This was partially offset by higher underground refractory ore mined, both from Cortez Hills underground and Goldrush underground.
Total tonnes mined were 13% lower compared to the same prior year period, driven by lower ore tonnes mined at Crossroads. Open pit waste tonnes mined in the current quarter were largely in line with the same prior year period. Open pit ore tonnes and grade mined were 69% lower and 13% higher, respectively, compared to the same prior year period, driven by Crossroads as described above. Underground tonnes mined increased by 19% over the same prior year period, primarily driven by Cortez Hills underground and increased activity at Goldrush underground following the receipt of the ROD in the fourth quarter of 2023.
Cost of sales per ounce2 for the three month period ended June 30, 2024 was largely in line with the same prior year period, as higher total cash costs per ounce1 were largely offset by lower depreciation expenses. Total cash costs per ounce1 were 4% higher, reflecting a higher proportion of refractory ounces processed at the Carlin roasters. For the three month period ended June 30, 2024, all-in sustaining costs per ounce1 were in line with the same prior year period, as higher total cash costs per ounce1 were largely offset by lower minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2024 decreased by 9% from the same prior year period due to lower minesite sustaining capital expenditures1, partially offset by higher project capital expenditures1. Minesite sustaining capital expenditures1 were 22% lower than the same prior year period due to the purchase of the Komatsu 930-E haul trucks that began in the second quarter of 2023 and ended in the first quarter of 2024, partially offset by higher capitalized waste stripping at Crossroads and higher underground development in the current quarter. Project capital expenditures1 were 28% higher than the same prior year period due to increased activity at Goldrush.

YTD 2024 compared to YTD 2023
Cortez’s income for the six month period ended June 30, 2024 was 31% higher than the same prior year period as a result of a higher realized gold price1 partially offset by lower sales volumes and a slightly higher cost of sales per ounce2.
Gold production for the six month period ended June 30, 2024 was 12% lower than the same prior year period resulting from a combination of less leach ore mined at the Crossroads open pit as well as less oxide ore mined from Cortez Hills underground in line with the mine sequence. This resulted in lower grade oxide ore processed at the oxide mill and fewer tonnes placed on the leach pad. This was partially offset by an increase in refractory ore shipped and processed at the Carlin roasters.
Total tonnes mined were 2% higher than the same prior year period primarily due to higher open pit waste mined at Crossroads phase 6. Open pit ore tonnes mined were 51% lower compared to the same prior year period, primarily driven by the transition to Crossroads phase 6 in the fourth quarter of 2023. Underground tonnes mined increased by 29% over the same prior year period, driven by improved productivity at Cortez Hills underground and the ramp-up at Goldrush.
Cost of sales per ounce2 for the six month period ended June 30, 2024 was largely in line with the same prior year period, as higher total cash costs per ounce1 were largely offset by lower depreciation expenses. Total cash costs per ounce1 were 4% higher than the same prior year period reflecting a higher proportion of higher cost refractory ounces processed at the Carlin roasters in the sales mix, partially offset by higher grades processed and higher capitalized stripping and underground development. For the six month period ended June 30, 2024, all-in sustaining costs per ounce1 increased 4% compared to the same prior year period, due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the six month period ended June 30, 2024 increased by 2% from the same prior year period due to higher project capital expenditures1, partially offset by lower minesite sustaining capital expenditures1. Project capital expenditures1 were 27% higher due to increased activity at Goldrush. Minesite sustaining capital expenditures1 were 8% lower compared to the same prior year period resulting from the purchase of the Komatsu 930-E haul trucks as described above, partially offset by higher capitalized waste stripping at Crossroads and higher underground development in the current quarter.

BARRICK SECOND QUARTER 2024	22	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada, USA

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	731	568	29%	218	235%	1,299	451	188%
Open pit waste	545	355	54%	0	100%	900	0	100%
Underground	186	213	(13)%	218	(15)%	399	451	(12)%
Average grade (grams/tonne)
Underground mined	11.62	10.28	13%	11.22	4%	10.92	10.64	3%
Processed	4.22	4.32	(2)%	4.85	(13)%	4.27	4.25	0%
Ore tonnes processed (000s)	634	480	32%	504	26%	1,114	1,233	(10)%
Oxide Mill	75	62	21%	80	(6)%	137	181	(24)%
Autoclave	559	418	34%	424	32%	977	1,052	(7)%
Recovery rate	85%	86%	(1)%	87%	(2)%	85%	85%	0%
Oxide Mill	85%	85%	0%	85%	0%	85%	86%	(1)%
Autoclave	85%	86%	(1)%	87%	(2)%	85%	85%	0%
Gold produced (000s oz)	72	62	16%	68	6%	134	149	(10)%
Oxide Mill	3	3	0%	3	0%	6	6	0%
Autoclave	68	58	17%	64	6%	126	141	(11)%
Heap leach	1	1	0%	1	0%	2	2	0%
Gold sold (000s oz)	70	62	13%	72	(3)%	132	154	(14)%
Revenue ($ millions)	165	130	27%	143	15%	295	299	(1)%
Cost of sales ($ millions)	113	107	6%	106	7%	220	222	(1)%
Income ($ millions)	51	22	132%	35	46%	73	75	(3)%
EBITDA ($ millions)[a]	76	45	69%	61	25%	121	132	(8)%
EBITDA margin[b]	46%	35%	31%	43%	7%	41%	44%	(7)%
Capital expenditures ($ millions)[c]	17	18	(6)%	15	13%	35	36	(3)%
Minesite sustaining[a,c]	16	18	(11)%	14	14%	34	32	6%
Project[a,c]	1	0	100%	1	0%	1	4	(75)%
Cost of sales ($/oz)	1,603	1,733	(8)%	1,466	9%	1,664	1,438	16%
Total cash costs ($/oz)[a]	1,235	1,359	(9)%	1,088	14%	1,293	1,059	22%
All-in sustaining costs ($/oz)[a]	1,505	1,655	(9)%	1,302	16%	1,575	1,286	22%
All-in costs ($/oz)[a]	1,509	1,661	(9)%	1,310	15%	1,580	1,308	21%
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
b.Represents EBITDA divided by revenue.
c.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	0	2
LTIFR[3]	0.00	3.23
TRIFR[3]	1.46	8.09
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Turquoise Ridge’s income for the second quarter of 2024 was 132% higher than the prior quarter due to a higher realized gold price1, higher sales volumes and a lower cost of sales per ounce2.
Gold production in the second quarter of 2024 was 16% higher than the prior quarter, mainly due to an increase in tonnes processed as the planned Sage autoclave maintenance shutdown took place during the first quarter of 2024.
Total tonnes mined were 29% higher than the prior quarter driven primarily by waste material mined from the Mega open pit to meet the Juniper tailings dam construction needs. Tonnes mined at the Turquoise Ridge underground were 13% lower than the prior quarter as we continued to focus on backfill and development during the second quarter of 2024 to set the mine up for further efficiency improvements over the remainder of the year. Grades mined increased by 13% compared to the prior quarter as per the mine sequence at Turquoise Ridge underground.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 were 8% and 9% lower, respectively, than the prior quarter, primarily due to the decreased autoclave maintenance costs as the planned shutdown occurred in the first quarter of 2024, partially offset by slightly lower processed grades and recoveries as more lower grade stockpile ore made up the majority of the additional throughput. We expect these costs will reduce in future periods once the accelerated development activity moderates. All-in sustaining costs per ounce1 were 9% lower than the prior quarter, primarily reflecting lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures in the second quarter of 2024 were slightly lower than the prior quarter.

BARRICK SECOND QUARTER 2024	23	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Q2 2024 compared to Q2 2023
Turquoise Ridge’s income for the second quarter of 2024 was 46% higher than the same prior year period due to a higher realized gold price1, partially offset by slightly lower sales volumes and higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 6% higher than the same prior year period, primarily due to the planned Sage autoclave maintenance shutdown that took place during the second quarter of 2023, whereas the planned shutdown in the current year occurred in the first quarter. This was partially offset by slightly lower grades processed as more stockpile ore made up the bulk of the additional throughput which in turn negatively impacted recovery when compared to the same prior year quarter.
Total tonnes mined were 235% higher relative to the same prior year period, driven primarily by material mined from the open pit required for the construction of the Juniper tailings dam raise. Although underground efficiencies are higher versus the same prior year period, we continued to focus on backfill and development during the current quarter to set the mine up for further efficiency improvements over the remainder of the year. Underground grades mined were 4% higher compared to the same prior year quarter as per the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2024 were 9% and 14% higher, respectively, than the same prior year period, primarily owing to higher underground costs for maintenance and contractors as we continued to focus on backfill and development. We expect these costs will reduce in future periods once the accelerated development activity moderates. All-in sustaining costs per ounce1 were 16% higher than the same prior year period, reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the three month period ended June 30, 2024 were marginally higher than the same prior year period.

YTD 2024 compared to YTD 2023
Turquoise Ridge’s income for the six month period ended June 30, 2024 was 3% lower than the same prior year period due to lower sales volumes and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2024 was 10% lower compared to the same prior year period, primarily due to lower ore tonnes mined from Turquoise Ridge underground as the first half of 2024 was primarily focused on backfill and development to set the mine up for further efficiency improvements over the remainder of the year. Tonnes processed were 10% lower in the current year compared to the same prior year period as the autoclave shutdown that occurred in the current year incorporated more maintenance than the shutdown that occurred in the prior year combined with unplanned maintenance events early in the year, which were re-engineered and repaired during the shutdown in the first quarter of 2024.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2024 were 16% and 22% higher, respectively, compared to the same prior year period due to an increased reliance on higher cost stockpile ore driven by less ore tonnes mined in the current period compared to the same prior year period. All-in sustaining costs per ounce1 increased by 22% compared to the same prior year period, primarily due to both higher total cash costs per ounce1 and minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the six month period ended June 30, 2024 were almost in line with the same prior year period, as a decrease in project capital expenditures1 was largely offset by higher sustaining capital expenditures1. The project capital expenditures in the same prior year period mainly relate to residual Third Shaft Project spend. The higher minesite sustaining capital expenditures1 in the current period relate to the costs incurred for the Juniper tailings dam raise.

BARRICK SECOND QUARTER 2024	24	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mine - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended
	6/30/24					3/31/24
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Phoenix (61.5%)	25	2,018	781	1,167	8	34	1,595	767	944	4
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1. These amounts are presented on a cash basis.

Phoenix (61.5%)
Gold production for Phoenix in the second quarter of 2024 was 26% lower compared to the prior quarter, mainly driven by lower grades as mining continued in the Bonanza pit, as per the mine plan.
Cost of sales per ounce2 in the second quarter of 2024 was 27% higher compared to the prior quarter due primarily to the impact of lower production and sales volumes. Total cash costs per ounce1 in the second quarter of 2024 were 2% higher as this impact of lower volumes was largely offset by higher copper by-product credits. In the second quarter of 2024, all-in sustaining costs per ounce1 increased by 24% compared to the prior quarter due primarily to higher minesite sustaining capital expenditures1 primarily driven by the construction ramp-up of the sulfur concentrate facility.

BARRICK SECOND QUARTER 2024	25	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Pueblo Viejo (60%)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Open pit tonnes mined (000s)	3,501	2,944	19%	5,115	(32)%	6,445	10,766	(40)%
Open pit ore	1,487	1,235	20%	1,513	(2)%	2,722	3,855	(29)%
Open pit waste	2,014	1,709	18%	3,602	(44)%	3,723	6,911	(46)%
Average grade (grams/tonne)
Open pit mined	2.17	2.09	4%	1.89	15%	2.13	1.87	14%
Processed	2.38	2.33	2%	2.31	3%	2.36	2.26	4%
Autoclave ore tonnes processed (000s)	1,496	1,382	8%	1,206	24%	2,878	2,583	11%
Recovery rate	76%	81%	(6)%	89%	(15)%	79%	89%	(11)%
Gold produced (000s oz)	80	81	(1)%	77	4%	161	166	(3)%
Gold sold (000s oz)	79	82	(4)%	79	0%	161	169	(5)%
Revenue ($ millions)	187	172	9%	153	22%	359	328	9%
Cost of sales ($ millions)	130	125	4%	105	24%	255	217	18%
Income ($ millions)	54	44	23%	46	17%	98	107	(8)%
EBITDA ($ millions)[b]	93	81	15%	82	13%	174	182	(4)%
EBITDA margin[c]	50%	47%	6%	54%	(7)%	48%	55%	(13)%
Capital expenditures ($ millions)[d,e]	62	55	13%	74	(16)%	117	142	(18)%
Minesite sustaining[b,d]	32	25	28%	29	10%	57	60	(5)%
Project[b,d]	20	20	0%	45	(56)%	40	82	(51)%
Cost of sales ($/oz)	1,630	1,527	7%	1,344	21%	1,578	1,289	22%
Total cash costs ($/oz)[b]	1,024	1,013	1%	840	22%	1,018	772	32%
All-in sustaining costs ($/oz)[b]	1,433	1,334	7%	1,219	18%	1,382	1,141	21%
All-in costs ($/oz)[b]	1,691	1,571	8%	1,788	(5)%	1,630	1,625	0%
a.Barrick is the operator of Pueblo Viejo and owns 60%, with Newmont Corporation owning the remaining 40%. Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.
e.Starting in the first quarter of 2024, this amount includes capitalized interest.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	1	0
LTIFR[3]	0.26	0.00
TRIFR[3]	0.77	0.81
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Pueblo Viejo’s income for the second quarter of 2024 was 23% higher than the prior quarter due to a higher realized gold price1, partially offset by lower sales volume and higher cost of sales per ounce2.
Gold production in the second quarter of 2024 was 1% lower than the prior quarter, mainly due to the impact of lower recovery and a temporary increase in gold-in-circuit inventory, partially offset by higher throughput following the commissioning of the new conveyor. Looking ahead to the second half of the year, we expect to ramp up throughput while optimizing recoveries now that construction of the plant expansion is largely complete.
Cost of sales per ounce2 for the second quarter of 2024 was 7% higher compared to the prior quarter, mainly driven by higher depreciation and slightly higher total cash costs1. Total cash costs per ounce1 for the second quarter of
2024 were 1% higher compared to the prior quarter, mainly due to the impact of lower recoveries, higher electricity consumption and higher plant maintenance costs, although this was largely offset by higher by-product credits. For the second quarter of 2024, all-in sustaining costs per ounce1 were 7% higher than the prior quarter, mainly driven by higher minesite sustaining capital expenditures1.
Capital expenditures for the second quarter of 2024 increased by 13% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures1 driven by increased spend on the Llagal TSF.

Q2 2024 compared to Q2 2023
Pueblo Viejo’s income for the second quarter of 2024 was 17% higher than the same prior year period, driven by a higher realized gold price1, partially offset by higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 4% higher than the same prior year period due to higher throughput as a result of the plant expansion, partially offset by lower recoveries and a temporary increase in gold-in-circuit inventory.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2024 were 21% and 22% higher, respectively, compared to the same prior year period. This was mainly due to the impact of lower recoveries, higher electricity consumption and higher plant maintenance costs. For the three month period

BARRICK SECOND QUARTER 2024	26	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
ended June 30, 2024, all-in sustaining costs per ounce1 were 18% higher than the same prior year period driven by higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2024 decreased by 16% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion as expenditure on the project was substantially completed by the end of 2023, partially offset by higher minesite sustaining capital expenditures1 driven by increased spend on the Llagal TSF.

YTD 2024 compared to YTD 2023
Pueblo Viejo’s income for the six month period ended June 30, 2024 was 8% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.
Gold production for the six month period ended June 30, 2024 was 3% lower than the same prior year period as a result of lower recoveries and a temporary increase in gold-in-circuit inventory, partially offset by higher throughout from the plant expansion ramp-up.

Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2024 were 22% and 32% higher, respectively, than the same prior year period, primarily due to the impact of lower recoveries, higher power consumption and higher plant maintenance costs. For the six month period ended June 30, 2024, all-in sustaining costs per ounce1 increased by 21% compared to the same prior year period, primarily reflecting the higher total cash costs per ounce1, partially offset by slightly lower minesite sustaining capital expenditures1.
Capital expenditures for the six month period ended June 30, 2024 decreased by 18% compared to the same prior year period, primarily due to lower project capital expenditures1 incurred on the plant expansion, as expenditure on the project was substantially completed by the end of 2023.

BARRICK SECOND QUARTER 2024	27	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Loulo-Gounkoto (80%)a, Mali

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	9,317	7,692	21%	7,614	22%	17,009	15,984	6%
Open pit ore	147	4	3,575%	512	(71)%	151	637	(76)%
Open pit waste	8,246	6,721	23%	6,189	33%	14,967	13,588	10%
Underground	924	967	(4)%	913	1%	1,891	1,759	8%
Average grade (grams/tonne)
Open pit mined	1.60	1.07	50%	2.72	(41)%	1.58	2.62	(40)%
Underground mined	5.53	5.89	(6)%	5.05	10%	5.72	5.33	7%
Processed	4.52	4.47	1%	4.67	(3)%	4.49	4.68	(4)%
Ore tonnes processed (000s)	1,038	1,059	(2)%	1,018	2%	2,097	2,024	4%
Recovery rate	91%	93%	(2)%	92%	(1)%	92%	91%	1%
Gold produced (000s oz)	137	141	(3)%	141	(3)%	278	278	0%
Gold sold (000s oz)	137	140	(2)%	140	(2)%	277	274	1%
Revenue ($ millions)	323	289	12%	275	17%	612	532	15%
Cost of sales ($ millions)	159	164	(3)%	160	(1)%	323	331	(2)%
Income ($ millions)	156	116	34%	110	42%	272	195	39%
EBITDA ($ millions)[b]	206	169	22%	159	30%	375	300	25%
EBITDA margin[c]	64%	58%	10%	58%	10%	61%	56%	9%
Capital expenditures ($ millions)[d]	80	59	36%	73	10%	139	156	(11)%
Minesite sustaining[b,d]	61	40	53%	61	0%	101	104	(3)%
Project[b,d]	19	19	0%	12	58%	38	52	(27)%
Cost of sales ($/oz)	1,160	1,177	(1)%	1,150	1%	1,168	1,211	(4)%
Total cash costs ($/oz)[b]	795	794	0%	801	(1)%	794	827	(4)%
All-in sustaining costs ($/oz)[b]	1,251	1,092	15%	1,245	0%	1,171	1,218	(4)%
All-in costs ($/oz)[b]	1,388	1,229	13%	1,335	4%	1,308	1,409	(7)%
a.Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the merger with Randgold.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	0	1
LTIFR[3]	0.00	0.20
TRIFR[3]	0.39	0.61
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Loulo-Gounkoto’s income for the second quarter of 2024 was 34% higher than the prior quarter mainly due to a higher realized gold price1 and a lower cost of sales per ounce2, partially offset by lower sales volumes.
Gold production for the second quarter of 2024 was 3% lower than the prior quarter mainly due to lower recovery and lower throughput, partially offset by higher grades processed, in line with the mine plan.
Cost of sales per ounce2 for the second quarter of 2024 was 1% lower than the prior quarter, driven by lower depreciation, while total cash costs per ounce1 was in line with the prior quarter as higher royalties from higher realized gold prices were offset by improved cost management. For the second quarter of 2024, all-in sustaining costs per ounce1 were 15% higher than the prior quarter, mainly due to higher minesite sustaining capital expenditures1.
Capital expenditures for the second quarter of 2024 increased by 36% compared to the prior quarter, mainly driven by higher minesite sustaining capital expenditures1 due primarily to planned equipment replacement, construction of the Gounkoto refrigeration plant, as well as higher capitalized stripping and underground development. Project capital expenditures1 were in line with the prior quarter.

Q2 2024 compared to Q2 2023
Loulo-Gounkoto’s income for the second quarter of 2024 was 42% higher than the same prior year period, primarily due to a higher realized gold price1, partially offset by lower sales volumes and a slightly higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 3% lower due to lower recovery and grades processed, in line with the mine plan. These impacts were partially offset by higher throughput.
Cost of sales per ounce2 for the second quarter of 2024 were 1% higher than the same prior year period, due to higher depreciation, partially offset by lower total cash

BARRICK SECOND QUARTER 2024	28	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
costs per ounce1. Total cash costs per ounce1 for the second quarter of 2024, were 1% lower than the same prior year period mainly due to the impact of lower operating unit costs both in open pit mining and in the processing plant, marginally offset by higher royalties from higher realized gold prices1. For the second quarter of 2024, all-in sustaining costs per ounce1 remained relatively consistent with the same prior year period, as a slight increase in minesite sustaining capital expenditures1 on a per ounce basis was largely offset by the decrease in total cash costs per ounce1.
Capital expenditures for the three month period ended June 30, 2024 increased by 10% compared to the same prior year period, driven by higher project capital expenditures1, while minesite sustaining capital expenditures1 remained in line with the same prior year period. The increase in project capital expenditures1 was mainly driven by progress at the Yalea South project.

YTD 2024 compared to YTD 2023
Loulo-Gounkoto’s income for the six month period ended June 30, 2024 was 39% higher than the same prior year period, primarily due to a higher realized gold price1, a lower cost of sales per ounce2 and higher sales volumes.
Gold production for the six month period ended June 30, 2024 was in line with the same prior year period, as an increase in throughput and recoveries was offset by lower grades processed.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2024 were both 4% lower than the same prior year period due to the impact of decreased mining and processing unit rate costs partially offset by lower grades processed and higher royalties from higher realized gold prices1. For the six month period ended June 30, 2024, all-in sustaining costs per ounce1 were 4% lower than the same prior year period, due to lower minesite sustaining capital expenditures1 and lower total cash costs per ounce1.
Capital expenditures for the six month period ended June 30, 2024 decreased by 11% compared to the same prior year period, primarily driven by lower project capital expenditures1 driven by the completion of the Loulo-Gounkoto solar plant expansion project in the previous year.

Regulatory Matters
In August 2022, the Government of Mali announced that it would conduct an audit of the Malian gold mining industry, including the Loulo-Gounkoto complex. Barrick engaged with the government-appointed auditors and hosted the auditors at Loulo-Gounkoto for a site visit in November 2022. In April 2023, Barrick received a draft report containing the auditors’ preliminary findings. During the second quarter of 2023, Barrick responded to the draft report to challenge the auditors’ findings, which Barrick believed to be legally and factually flawed and without merit. In February 2024, Barrick received the final audit report in relation to the Loulo-Gounkoto complex. The final report maintained most of the auditors’ findings from the draft and Barrick is engaging with the Government of Mali to challenge them.
In addition, a new mining code and a law requiring local content in the mining sector were adopted in Mali in August 2023. The implementing decree for the new mining code was published in the legal gazette in July 2024. Under the new mining code, pre-existing mining titles remain subject to the legal and contractual regime under which they were issued for the remainder of their current term. The local content law is currently pending publication of the implementing decree as required under Malian law.
Refer to note 15 of the Financial Statements for information regarding ongoing discussions with the Government of Mali including with respect to the establishment conventions for the Loulo-Gounkoto complex and related matters.

BARRICK SECOND QUARTER 2024	29	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Kibali (45%)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended				For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	4,794	5,168	(7)%	4,475	7%	9,962	9,377	6%
Open pit ore	397	605	(34)%	698	(43)%	1,002	1,338	(25)%
Open pit waste	3,952	4,083	(3)%	3,317	19%	8,035	7,199	12%
Underground	445	480	(7)%	460	(3)%	925	840	10%
Average grade (grams/tonne)
Open pit mined	1.25	1.42	(12)%	1.38	(9)%	1.35	1.40	(4)%
Underground mined	5.61	5.05	11%	5.37	4%	5.33	4.92	8%
Processed	2.95	2.85	4%	3.18	(7)%	2.90	2.88	1%
Ore tonnes processed (000s)	966	925	4%	949	2%	1,891	1,829	3%
Recovery rate	89%	89%	0%	90%	(1)%	89%	89%	0%
Gold produced (000s oz)	82	76	8%	87	(6)%	158	151	5%
Gold sold (000s oz)	81	72	13%	87	(7)%	153	154	(1)%
Revenue ($ millions)	189	152	24%	172	10%	341	299	14%
Cost of sales ($ millions)	107	86	24%	111	(4)%	193	202	(4)%
Income ($ millions)	84	64	31%	60	40%	148	93	59%
EBITDA ($ millions)[b]	120	92	30%	101	19%	212	159	33%
EBITDA margin[c]	63%	61%	3%	59%	7%	62%	53%	17%
Capital expenditures ($ millions)[d]	34	24	42%	18	89%	58	37	57%
Minesite sustaining[b,c]	16	15	7%	10	60%	31	22	41%
Project[b,c]	18	9	100%	8	125%	27	15	80%
Cost of sales ($/oz)	1,313	1,200	9%	1,269	3%	1,260	1,311	(4)%
Total cash costs ($/oz)[b]	868	802	8%	797	9%	837	879	(5)%
All-in sustaining costs ($/oz)[b]	1,086	1,048	4%	955	14%	1,068	1,052	2%
All-in costs ($/oz)[b]	1,312	1,165	13%	1,043	26%	1,243	1,150	8%
a.Barrick owns 45% of Kibali Goldmines SA with the DRC and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	2	0
LTIFR[3]	0.46	0.00
TRIFR[3]	1.15	1.45
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Kibali’s income for the second quarter of 2024 was 31% higher than the prior quarter, mainly due to higher sales volumes and a higher realized gold price1, partially offset by a higher cost of sales per ounce2.
Gold production in the second quarter of 2024 was 8% higher than the prior quarter, mainly due to higher grades processed and higher throughput. Waste stripping at the new higher grade open pits is progressing well and this is expected to increase the overall open pit grades mined in the second half of the year, in line with the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 for the second quarter of 2024 were 9% and 8% higher, respectively, mainly due to higher royalties associated with the higher realized gold price1, a higher strip ratio as we transition to the new open pits which have temporarily increased unit costs and higher underground costs related to the planned shaft maintenance shutdown, partially offset by a reduction in processing and site G&A costs in the current quarter. For the second quarter of 2024, all-in sustaining costs per ounce1 were 4% higher compared to the prior quarter, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1 on a per ounce basis.
Capital expenditures for the three month period ended June 30, 2024 were 42% higher compared to the prior quarter, mainly due to higher project capital expenditures1 due to the timing of deliveries related to the solar project and progress made towards the construction of CTSF 3. This was combined with a slight increase in minesite sustaining capital expenditures1.

Q2 2024 compared to Q2 2023
Kibali’s income for the three month period ended June 30, 2024 was 40% higher than the same prior year period,

BARRICK SECOND QUARTER 2024	30	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
driven by a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.
Gold production for the three month period ended June 30, 2024 was 6% lower than the same prior year period, mainly due to lower grades processed and lower recoveries, partially offset by higher throughput.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended June 30, 2024 were 3% and 9% higher, respectively, mainly due to higher royalties related to the higher realized gold price1 in addition to higher energy costs caused by a lower contribution from hydro power generation in the current period compared to the same prior year period. Cost of sales per ounce2 was further impacted by lower depreciation which partially offset the higher royalties and energy. For the three month period ended June 30, 2024, all-in sustaining costs per ounce1 were 14% higher than the same prior year period, driven by higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1.
Capital expenditures for the three month period ended June 30, 2024 were 89% higher than the same prior year period, mainly due to both higher minesite sustaining and project capital expenditures1. The increase in minesite sustaining capital expenditures1 is predominantly driven by higher capitalized waste stripping. Higher project capital expenditures1 is due to the timing of deliveries related to the solar project and progress made towards the construction of CTSF 3.

YTD 2024 compared to YTD 2023
Kibali’s income for the six month period ended June 30, 2024 was 59% higher than the same prior year period due to a higher realized gold price1 and lower cost of sales per ounce2, partially offset by marginally lower sales volumes.
Gold production for the six month period ended June 30, 2024 was 5% higher compared to the same prior year period, mainly due to higher throughput and higher grades processed. The higher grades were attributable to the current sequence of the underground mine, offsetting the current lower grades from the open pit where activity was focused on waste stripping during the current period.
Cost of sales per ounce2 and total cash costs per ounce1 for the six month period ended June 30, 2024 were 4% and 5% lower, respectively, than the same prior year period, mainly due to improved underground mining efficiencies, combined with improved grades processed related to the current mine sequence. This was partially offset by the impact of higher energy costs caused by a lower contribution from hydro power generation in the current period and higher royalties resulting from the higher realized gold price1. For the six month period ended June 30, 2024, all-in sustaining costs per ounce1 were 2% higher compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1, partially offset by lower total cash costs per ounce1.
Capital expenditures in the six month period ended June 30, 2024 were 57% higher than the same prior year period, mainly due to an increase in project capital expenditures1 resulting from the timing of deliveries related to the solar project and progress made towards the construction of CTSF 3, and higher minesite sustaining capital expenditures1 due to increased capitalized waste stripping.

BARRICK SECOND QUARTER 2024	31	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
North Mara (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Total tonnes mined (000s)	3,734	3,581	4%	4,252	(12)%	7,315	7,777	(6)%
Open pit ore	500	374	34%	86	481%	874	555	57%
Open pit waste	2,854	2,811	2%	3,826	(25)%	5,665	6,517	(13)%
Underground	380	396	(4)%	340	12%	776	705	10%
Average grade (grams/tonne)
Open pit mined	1.66	1.68	(1)%	1.51	10%	1.67	1.98	(16)%
Underground mined	3.23	2.77	17%	2.96	9%	3.01	3.19	(6)%
Processed	2.61	2.43	7%	3.08	(15)%	2.52	3.17	(21)%
Ore tonnes processed (000s)	715	651	10%	698	2%	1,366	1,414	(3)%
Recovery rate	89%	90%	(1)%	92%	(3)%	89%	92%	(3)%
Gold produced (000s oz)	54	46	17%	64	(16)%	100	132	(24)%
Gold sold (000s oz)	50	46	9%	64	(22)%	96	134	(28)%
Revenue ($ millions)	117	96	22%	125	(6)%	213	258	(17)%
Cost of sales ($ millions)	79	77	3%	76	4%	156	146	7%
Income ($ millions)	35	15	133%	43	(19)%	50	90	(44)%
EBITDA ($ millions)[b]	50	30	67%	59	(15)%	80	122	(34)%
EBITDA margin[c]	43%	31%	39%	47%	(9)%	38%	47%	(19)%
Capital expenditures ($ millions)[d]	24	30	(20)%	41	(41)%	54	76	(29)%
Minesite sustaining[b,d]	10	18	(44)%	25	(60)%	28	50	(44)%
Project[b,d]	14	12	17%	16	(13)%	26	26	0%
Cost of sales ($/oz)	1,570	1,678	(6)%	1,208	30%	1,622	1,092	49%
Total cash costs ($/oz)[b]	1,266	1,339	(5)%	942	34%	1,301	846	54%
All-in sustaining costs ($/oz)[b]	1,491	1,753	(15)%	1,355	10%	1,617	1,240	30%
All-in costs ($/oz)[b]	1,760	2,006	(12)%	1,606	10%	1,878	1,434	31%
a.Barrick owns 84% of North Mara, with the GoT owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	0.69	0.70
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
North Mara's income for the second quarter of 2024 was 133% higher than the prior quarter due to a higher realized gold price1, higher sales volumes and a lower cost of sales per ounce2.
In the second quarter of 2024, production was 17% higher than the prior quarter mainly driven by higher grades processed and higher throughput.
Cost of sales per ounce2 and total cash costs per ounce1 were 6% and 5% lower, respectively, than the prior quarter due to higher grades processed and the impact from higher throughput diluting the fixed costs, partially offset by higher royalties. All-in sustaining costs per ounce1 in the second quarter of 2024 were 15% lower than the prior quarter, mainly due to lower total cash costs per ounce1, combined with lower minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2024 were 20% lower than the prior quarter mainly due to lower minesite sustaining capital expenditures1 driven by the reduction in process plant and power generation optimization project activity. This was partly offset by higher project capital expenditures1 related to the ongoing construction of the underground paste plant which is on track for commissioning in the second half of 2024.

Q2 2024 compared to Q2 2023
North Mara's income for the three month period ending June 30, 2024 was 19% lower than the same prior year period, mainly driven by a higher cost of sales per ounce2 and lower sales volume, partially offset by a higher realized gold price1.
Gold production for the three month period ended June 30, 2024 was 16% lower mainly due to lower grades processed and lower recovery, partially offset by higher throughput. Going forward we will focus on improving mining from the underground to supplement open pit tonnes with a shorter cycle time with the new waste dumps.
Cost of sales per ounce2 and total cash costs per ounce1 were 30% and 34% higher, respectively, compared to the same prior year period, due to higher royalties

BARRICK SECOND QUARTER 2024	32	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
associated with the higher realized gold price1, lower grades processed and lower capitalized waste stripping following the successful Gena open pit ramp-up. All-in sustaining costs per ounce1 in the second quarter of 2024 were 10% higher than the same prior year period, mainly due to higher total cash cost per ounce1, partially offset by lower minesite sustaining capital expenditures1.
For the three month period ending June 30, 2024, capital expenditures decreased by 41% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1 resulting from decreased capitalized waste stripping following the ramp up of the Gena open pit. This was combined with lower project capital expenditures1 related to higher paste plant spending during the same prior year period, combined with delivery timing of raise bore exhaust fans in the current period.

YTD 2024 compared to YTD 2023
North Mara's income for the six month period ending June 30, 2024 was 44% lower than the same prior year period, mainly due to a higher cost of sales per ounce2 and lower sales volumes, partially offset by a higher realized gold price1. The income in the same prior year period was also impacted by the $30 million commitment we made (split equally between North Mara and Bulyanhulu initially) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership.

For the six month period ending June 30, 2024, gold production was 24% lower than the same prior year period, mainly due to lower grades processed stemming from lower mined grades in line with our mine plan as we transition to a higher contribution from the lower grade open pit ore in the feed mix. Lower throughput and lower recovery also impacted production compared to the same prior year period.
Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2024 were 49% and 54% higher, respectively, due to the impact of lower grades processed as described above, combined with lower throughput and recovery. All-in sustaining costs per ounce1 for the six month period ending June 30, 2024 were 30% higher than the same prior year period, reflecting the increase in total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures1.
For the six month period ending June 30, 2024, capital expenditures decreased by 29% compared to the same prior year period, mainly due to lower minesite sustaining capital expenditures1 driven by lower capitalized waste stripping, reflecting the successful ramp-up of the Gena open pit, and lower project capital expenditures1 given the delivery timing of raise bore exhaust fans.

BARRICK SECOND QUARTER 2024	33	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Bulyanhulu (84%)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Underground tonnes mined (000s)	314	304	3%	314	0%	618	599	3%
Average grade (grams/tonne)
Underground mined	5.89	5.86	1%	7.21	(18)%	5.87	7.10	(17)%
Processed	5.89	5.77	2%	7.07	(17)%	5.83	7.22	(19)%
Ore tonnes processed (000s)	250	238	5%	222	13%	488	417	17%
Recovery rate	94%	95%	(1)%	96%	(2)%	95%	96%	(1)%
Gold produced (000s oz)	45	42	7%	49	(8)%	87	93	(6)%
Gold sold (000s oz)	44	40	10%	48	(8)%	84	94	(11)%
Revenue ($ millions)	108	89	21%	100	8%	197	193	2%
Cost of sales ($ millions)	62	60	3%	59	5%	122	121	1%
Income ($ millions)	45	28	61%	41	10%	73	58	26%
EBITDA ($ millions)[b]	58	41	41%	54	7%	99	84	18%
EBITDA margin[c]	54%	46%	17%	54%	0%	50%	44%	14%
Capital expenditures ($ millions)[d]	23	26	(12)%	20	15%	49	40	23%
Minesite sustaining[b,d]	11	18	(39)%	12	(8)%	29	28	4%
Project[b,d]	12	8	50%	8	50%	20	12	67%
Cost of sales ($/oz)	1,438	1,479	(3)%	1,231	17%	1,458	1,293	13%
Total cash costs ($/oz)[b]	985	1,044	(6)%	850	16%	1,013	914	11%
All-in sustaining costs ($/oz)[b]	1,243	1,485	(16)%	1,105	12%	1,360	1,215	12%
All-in costs ($/oz)[b]	1,517	1,695	(11)%	1,273	19%	1,603	1,346	19%
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Represents EBITDA divided by revenue.
d.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	0	0
LTIFR[3]	0.00	0.00
TRIFR[3]	2.00	2.11
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Bulyanhulu's income for the second quarter of 2024 was 61% higher than the prior quarter due to higher sales volumes, a higher realized gold price1 and a lower cost of sales per ounce2.
In the second quarter of 2024, gold production was 7% higher than the prior quarter mainly due to higher throughput and higher grades processed, in line with the mine plan.
Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 were 3% and 6% lower, respectively, than the prior quarter, reflecting the higher grades processed, improved mining unit rate efficiencies and the impact from higher throughput diluting the fixed costs, marginally offset by higher royalties associated with the higher realized gold price1. All-in sustaining costs per ounce1 in the second quarter of 2024 were 16% lower than the prior quarter, due to lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1.
Capital expenditures in the second quarter of 2024 were 12% lower compared to the prior quarter, reflecting lower minesite sustaining capital expenditures1 mainly due to timing of payments on various projects including underground gears and oxygen plant. This was partially offset by higher project capital expenditures1 related to the Upper West decline project which is expected to increase during the third quarter of 2024.

Q2 2024 compared to Q2 2023
Bulyanhulu's income for the three month period ending June 30, 2024 was 10% higher than the same prior year period, mainly due to a higher realized gold price1, partially offset by lower sales volumes and a higher cost of sales per ounce2.
For the three month period ended June 30, 2024, gold production was 8% lower than the same prior year period mainly driven by lower grades processed, in line with the mine plan, partially offset by higher throughput.
Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ending June 30, 2024 were 17% and 16% higher, respectively, compared to the same prior year period, due to higher royalties associated with the higher realized gold price1, lower grades processed and lower capitalized underground costs. This was partially offset by lower processing cost unit rates. All-in sustaining costs per ounce1 in the second quarter of 2024 were 12% higher than the same prior year period, mainly due to higher total cash costs per ounce1.
For the three month period ending June 30, 2024, capital expenditures were 15% higher than the same prior

BARRICK SECOND QUARTER 2024	34	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
year period, mainly due to higher project capital expenditures1 related to the Upper West project, while minesite sustaining capital expenditures1 remained largely in line with the same prior year period.

YTD 2024 compared to YTD 2023
Bulyanhulu's income for the six month period ending June 30, 2024 was 26% higher than the same prior year period, mainly due the $30 million commitment we made (split equally between North Mara and Bulyanhulu initially) towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership. This was combined with a higher realized gold price1, partially offset by a higher cost of sales per ounce2 and lower sales volumes.
For the six month period ending June 30, 2024, gold production was 6% lower than the same prior year period, due to the transition to lower grades mined, in line with our mine plan, partially offset by higher throughput in the current year.

Cost of sales per ounce2 and total cash costs per ounce1 in the six month period ending June 30, 2024 were 13% and 11% higher, respectively, than the same prior year period, largely reflecting the lower grades processed and higher royalties associated with the higher realized gold price1. This was partially offset by improved mining unit rate efficiencies and the impact from higher throughput diluting the fixed costs. All-in sustaining costs per ounce1 for the six month period ending June 30, 2024 were 12% higher than the same prior year period, mainly due to both higher total cash costs per ounce1 and higher minesite sustaining capital expenditures1 on a per ounce basis.
For the six month period ending June 30, 2024, capital expenditures increased by 23% compared to the same prior year period, mainly due to higher project capital expenditures1 related to the Upper West project.

BARRICK SECOND QUARTER 2024	35	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended
	6/30/24					3/31/24
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend-itures[b]
Veladero (50%)	56	1,298	931	1,308	31	57	1,322	961	1,664	31
Tongon (89.7%)	45	1,960	1,716	1,899	4	36	1,887	1,630	1,773	2
Hemlo	37	1,663	1,395	1,660	9	37	1,715	1,476	1,754	10
Porgera[c] (24.5%)	11	1,132	941	1,079	46	4	—	—	—	—
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures1. These amounts are presented on a cash basis.
c.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

Veladero (50%), Argentina
Gold production for Veladero in the second quarter of 2024 was 2% lower than the prior quarter mainly due to the effect of harsher winter weather conditions, and lower processed grades in line with plan. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 decreased by 2% and 3%, respectively, compared to the prior quarter, primarily driven by higher capitalized waste stripping. All-in sustaining costs per ounce1 in the second quarter of 2024 decreased by 21% compared to the prior quarter, mainly due to lower minesite sustaining capital expenditures1 on a per ounce basis resulting from the impact of higher ounces sold, combined with lower total cash costs per ounce1.

Tongon (89.7%), Côte d'Ivoire
Gold production for Tongon in the second quarter of 2024 was 25% higher than the prior quarter mainly due to higher throughput, grades processed and recovery. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 were 4% and 5% higher, respectively, compared to the prior quarter, primarily driven by the impact of unplanned feeding of stockpiles due to lower tonnes mined and higher processing costs driven by reduced grid power availability and increased reliance on diesel generators. All-in sustaining costs per ounce1 in the second quarter of 2024 increased by 7% compared to the prior quarter, primarily reflecting the higher total cash costs per ounce1, and higher minesite sustaining capital expenditures1 due to delayed spend from the first quarter of 2024.

Hemlo (100%), Ontario, Canada
Gold production in the second quarter of 2024 was in line with the prior quarter as higher tonnes processed were offset by lower grades mined and processed as per the mine plan. Cost of sales per ounce2 and total cash costs per ounce1 in the second quarter of 2024 decreased by 3% and 5%, respectively, compared to the prior quarter, primarily due to lower underground mining costs driven by higher capitalized development. In the second quarter of 2024, all-in sustaining costs per ounce1 decreased by 5% compared to the prior quarter, primarily reflecting lower total cash costs per ounce1 and lower minesite sustaining capital expenditures1 due to the timing of payments.

Porgera (24.5%), Papua New Guinea
At Porgera, significant progress on the ramp up was achieved during the second quarter of 2024, with the first gold sales performed successfully under New Porgera Limited. Recommissioning of the processing plant and other equipment continues on schedule, with gold production increasing compared to the prior quarter. Cost of sales per ounce2, total cash costs per ounce1 and all-in sustaining costs per ounce1 metrics are reflective of normalized costs while the mine ramps up to achieve commercially sustainable production levels which is expected in the third quarter of 2024.

BARRICK SECOND QUARTER 2024	36	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Lumwana (100%), Zambia

Summary of Operating and Financial Data

			For the three months ended			For the six months ended
	6/30/24	3/31/24	% Change	6/30/23	% Change	6/30/24	6/30/23	% Change
Open pit tonnes mined (000s)	39,132	29,571	32%	26,919	45%	68,703	44,097	56%
Open pit ore	5,563	3,727	49%	7,834	(29)%	9,290	12,402	(25)%
Open pit waste	33,569	25,844	30%	19,085	76%	59,413	31,695	87%
Average grade
Open pit mined	0.49%	0.49%	0%	0.46%	7%	0.49%	0.43%	14%
Processed	0.45%	0.41%	10%	0.50%	(10)%	0.43%	0.44%	(2)%
Tonnes Processed (000s)	6,523	6,022	8%	6,578	(1)%	12,545	13,101	(4)%
Recovery rate	85%	88%	(3)%	93%	(9)%	86%	90%	(4)%
Copper produced (thousands of tonnes)[a]	25	22	14%	30	(17)%	47	52	(10)%
Copper sold (thousands of tonnes)[a]	25	22	14%	29	(14)%	47	51	(8)%
Revenue ($ millions)	219	163	34%	189	16%	382	360	6%
Cost of sales ($ millions)	172	168	2%	176	(2)%	340	350	(3)%
Income ($ millions)	37	(7)	629%	0	100%	30	(12)	350%
EBITDA ($ millions)[b]	107	53	102%	59	81%	160	91	76%
EBITDA margin[c]	49%	33%	48%	31%	58%	42%	25%	68%
Capital expenditures ($ millions)[d]	117	87	34%	71	65%	204	123	66%
Minesite sustaining[b,d]	102	75	36%	44	132%	177	70	153%
Project[b,d]	15	12	25%	27	(44)%	27	53	(49)%
Cost of sales ($/lb)	3.15	3.41	(8)%	2.80	13%	3.27	3.13	4%
C1 cash costs ($/lb)[b]	2.14	2.52	(15)%	2.30	(7)%	2.32	2.64	(12)%
All-in sustaining costs ($/lb)[b]	4.36	4.33	1%	3.29	33%	4.34	3.59	21%
All-in costs ($/lb)[b]	4.62	4.57	1%	3.71	25%	4.60	4.06	13%
Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
b.Represents EBITDA divided by revenue.
c.These amounts are presented on a cash basis.

Safety and Environment

For the three months ended
	6/30/24	3/31/24
LTI	2	1
LTIFR[3]	0.53	0.27
TRIFR[3]	0.79	0.53
Class 1[4] environmental incidents	0	0

Financial Results
Q2 2024 compared to Q1 2024
Lumwana recorded income of $37 million in the second quarter of 2024, compared to a loss of $7 million in the prior quarter. This was due to higher sales volumes, a lower cost of sales per pound2 and a higher realized copper price1.
Copper production in the second quarter of 2024 was 14% higher than the prior quarter due to higher throughput following a planned shutdown during the first quarter, as well as higher grades processed in line with the mine plan. The higher grades processed were due to higher ore tonnes following the flexibility created by the extensive waste stripping of the Chimiwungo East and South pits and is expected to increase further with the re-entry into the Malundwe pit in the second half of 2024. The investment in the new fleet, in addition to the ongoing efficiency improvement plan, resulted in a strong mining performance in the second quarter of 2024, building on that of the prior quarter.
Cost of sales per pound2 and C1 cash costs per pound1 were 8% and 15% lower, respectively, mainly due to the higher grades processed, in addition to improved mining efficiencies. In the second quarter of 2024, all-in sustaining costs per pound1 increased by 1% compared to the prior quarter, primarily driven by an increase in minesite sustaining capital expenditures1, partially offset by a decrease in C1 cash costs per pound1.
Capital expenditures were 34% higher compared to the prior quarter primarily due to an increase in minesite sustaining capital expenditures1 which were 36% higher mainly due to increased capitalized waste stripping and the timing of payments related to the new mining fleet.

Q2 2024 compared to Q2 2023
Lumwana recorded a profit of $37 million in the second quarter of 2024, compared to breaking even in the same prior year period, driven by a higher realized copper price1, partially offset by a higher cost of sales per pound2 and lower sales volumes.
Copper production for the three month period ended June 30, 2024 was 17% lower than the same prior year period, mainly due to lower grades processed and recoveries, in line with the mine plan.
Cost of sales per pound2 for the three month period ended June 30, 2024 increased by 13% compared to the same prior year period as a result of higher depreciation due to higher capitalization related to new assets

BARRICK SECOND QUARTER 2024	37	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
capitalized, partially offset by lower C1 cash costs per pound1. C1 cash costs per pound1 were 7% lower, mainly as a result of improved mining efficiencies and lower site G&A costs. For the three month period ended June 30, 2024, all-in sustaining costs per pound1 were 33% higher than the same prior year period mainly due to higher minesite sustaining capital expenditures1, combined with higher royalties due to the higher realized copper price1 and a higher royalty rate of 10% versus 8.5% once the copper price exceeded $9,000/t (equivalent to $4.08/lb). This was partially offset by a lower C1 cash cost per pound1.
Capital expenditures for the three month period ended June 30, 2024 were 65% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures1 resulting from the increase in waste stripping tonnes following the investment in the owner stripping fleet in 2023. This was partially offset by a decrease in project capital expenditures1 resulting from the investment in the owner stripping fleet occurring in the prior year period whereas project capital expenditures1 in the current quarter were focused on the feasibility study for the expansion project which is expected to further increase in the second half of 2024.

YTD 2024 compared to YTD 2023
Lumwana recorded a profit of $30 million for the six month period ended June 30, 2024 compared to loss of $12 million in the same prior year period. This was primarily due to a higher realized copper price1, partially offset by a higher cost of sales per pound2 and lower sales volumes.
Copper production for the six month period ended June 30, 2024 was 10% lower than the same prior year period, primarily due to lower grades processed, in line with the mine plan. This was further impacted by lower recoveries and lower throughput as a result of the planned shutdown in the first quarter of 2024, whereas the extended shutdown occurred in the third quarter of 2023.

Cost of sales per pound2 for the six month period ended June 30, 2024 increased by 4% compared to the same prior year period as a result of higher depreciation due to higher capitalization related to new assets capitalized, including new equipment, partially offset by a decrease in C1 cash costs per pound1. C1 cash costs per pound1 were 12% lower, mainly as a result of improved mining efficiencies and lower site G&A costs. For the six month period ended June 30, 2024, all-in sustaining costs per pound1 increased by 21% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures1, partially offset by a lower C1 cash cost per pound1.
Capital expenditures for the six month period ended June 30, 2024 were 66% higher than the same prior year period due to higher minesite sustaining capital expenditures1 resulting from the increase in waste stripping tonnes following the investment in the owner stripping fleet made in 2023. This was partially offset by a decrease in project capital expenditures1 resulting from the investment in the owner stripping fleet occurring in the prior year, whereas in the current year, project capital expenditures1 are focused on the feasibility study for the expansion project which are expected to further increase in the second half of 2024.

BARRICK SECOND QUARTER 2024	38	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data

						For the three months ended
	6/30/24					3/31/24
	Copper production (thousands of tonnes)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]	Copper production (thousands of tonnes)[a]	Cost of sales ($/lb)	C1 cash costs ($/lb)[b]	All-in sustaining costs ($/lb)[b]	Capital Expend-itures[c]
Zaldívar (50%)	10	4.13	3.12	3.55	8	9	3.97	2.95	3.27	9
Jabal Sayid (50%)	8	1.67	1.34	1.53	4	9	1.61	1.35	1.55	5
a.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Includes both minesite sustaining and project capital expenditures1. These amounts are presented on a cash basis.

Zaldívar (50%), Chile
Copper production for Zaldívar in the second quarter of 2024 was in line with the prior quarter. Cost of sales per pound2 and C1 cash costs per pound1 were 4% and 6% higher, respectively, than the prior quarter, mainly due to the impact of higher maintenance costs from planned maintenance. All-in sustaining costs per pound1 in the second quarter of 2024 were 9% higher compared to the prior quarter, driven by higher C1 cash costs per pound1, and higher sustaining capital expenditures1. Our investment in this asset, of which we are not the operator, continues to be a non-core part of our portfolio.
Jabal Sayid (50%), Saudi Arabia
Jabal Sayid's copper production in the second quarter of 2024 was 11% lower than the prior quarter. Cost of sales per pound2 increased by 4% for the second quarter of 2024 mainly due to higher depreciation expenses, partially offset by lower C1 cash costs per pound1. The decrease in C1 cash costs per pound1 of 1% is mainly due to higher gold by-product credits driven by a higher price and grade. All-in sustaining costs per pound1 in the second quarter of 2024 decreased by 1% compared to the prior quarter, due to lower C1 cash costs per pound1.

BARRICK SECOND QUARTER 2024	39	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Growth Projects

Goldrush Project, Nevada, USA6
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual production in excess of 400,000 ounces per annum (100% basis) by 2028.
In the second quarter of 2024, shaft collar infrastructure and pre-sink excavation was completed for the first of two planned vent shafts which enable increased mining rates. Mobilization commenced for underground installation of two primary fans concurrently with the raise shaft sink. Surface access in Horse Canyon along with water management infrastructure work in the Pine Valley district is currently on hold for Sage Grouse nesting season and will resume in the third quarter of 2024. Recruitment of experienced miners continues to ramp up.
As at June 30, 2024, project spend was $407 million on a 100% basis (including $13 million in the second quarter of 2024) inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production capital, is still anticipated to be near the approximate $1 billion initial capital estimate for the Goldrush project (100% basis).

Fourmile, Nevada, USA
Fourmile is the wholly-owned Barrick asset in Nevada and has the potential to be a standalone Tier One Gold Asset5. The current focus is on exploration drilling with promising results to date that support the potential to significantly increase the modeled extents of the declared mineral resource within the 2.5 kilometers of prospective Wenban stratigraphy, as well as uplift the grade. A dedicated Barrick project development team and budget are targeting the extension of the existing mineral resources through the Sophia and Dorothy targets, while also assessing options for an independent exploration decline access. One such option that is being assessed is a surface portal from Rangefront North / Bullion Hill, which would decouple the development of the project from the existing Goldrush development and ultimately complement the current Goldrush multi-purpose development. Footwall development along the strike of the Fourmile orebodies would initially be used for the pre-feasibility drilling and then later be re-used for mine haulage.
Barrick anticipates Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met. In 2024, we are planning to spend approximately $40 million on drilling, evaluation and modelling as part of the exploration program that will support a pre-feasibility study which we intend to commence at the end of 2024.

NGM TS Solar Project, Nevada, USA
The TS Solar project is a 200 MW photovoltaic solar farm located adjacent to NGM’s TS Power Plant and interconnected with the existing plant transmission infrastructure. Upon completion, the project will supply renewable energy to NGM’s operations and is expected to deliver a reduction of 254kt of CO2 equivalent emissions per annum, equating to an 8% decrease from NGM’s 2018 baseline.
In the second quarter of 2024, power generation continued from the first 100 MW with production slightly above target. For the remaining array, module wiring and inverter electrical terminations were completed and substation breakers were installed. The project achieved mechanical and electrical substantial completion and commissioning began on the second 100 MW. Project completion is expected early in the third quarter of 2024 following array performance testing and declaration of commercial operation.
As at June 30, 2024, project spend was $298 million (including $6 million in the second quarter of 2024) out of an estimated capital cost of $310 million (100% basis).

Donlin Gold, Alaska, USA
Over the past three years the focus of the Donlin Gold team has centered on building ore body knowledge around the controls on mineralization through detailed mapping and infill grid drilling. The tightly spaced drill grids focused on the deposit’s three main structural domains (ACMA, Lewis and Divide) and supported the classification of inferred and indicated resources in the current Donlin resource estimate, but have not yet defined a spacing that would support the declaration of measured resources, as per Barrick’s 2023 updated Mineral Reserves and Resources disclosures provided in Barrick’s fourth quarter 2023 MD&A. Trade-off studies and analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) are continuing into 2024.
Donlin Gold, in collaboration with Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), supported important initiatives in the Yukon- Kuskokwim (Y-K), including education, health, safety, cultural traditions, and environmental programs. Further, Donlin Gold collaborated with Calista and the village of Crooked Creek and engaged state officials, the U.S. Army Corps of Engineers, members of the U.S. congressional delegation, and with senior leadership from the U.S. Department of the Interior as part of ongoing outreach to emphasize the thoroughness of the project’s environmental review and permitting procedures, as well as on the strong partnership between Donlin Gold and the Native Alaskans who own the mineral resource and land.
The Donlin team continues to progress on the 2024 program with workstreams to continue to move the Donlin Gold project up the value curve. Focus will continue to be: on optimizing the infrastructure, mine design, and flow sheet; mitigating the technical challenges; advancing the remaining project permitting; defending challenges to the existing permits; and exploring further partnership opportunities to unlock value for our Alaskan partners and communities.

Pueblo Viejo Expansion, Dominican Republic7
The Pueblo Viejo plant expansion and mine life extension project is designed to increase throughput to 14 million tonnes per annum and sustain gold production above 800,000 ounces per year (100% basis) following full plant ramp up and optimization.
The crusher and stockpile conveyor are now operating efficiently following commissioning in April, with crews continuing to complete additional projects associated

BARRICK SECOND QUARTER 2024	40	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
with the expansion, aiming to increase reliability and support the ongoing ramp up of throughput and recovery to reach commercial production.
All engineering and field work to support the Naranjo TSF feasibility study is now complete and the feasibility study remains on track for delivery in the third quarter. In parallel, detailed design will commence in the third quarter of 2024.
Work at the new town and housing complex to resettle the displaced families continues to advance with several hundred houses under construction along with civil works, utility systems and subsistence fields. Engineering is advancing well for churches, schools and community centers with plans for construction to start throughout the second half of 2024.
As at June 30, 2024, total project spend was $1,093 million (including $34 million in the second quarter of 2024) on a 100% basis. The estimated capital cost of the plant expansion and mine life extension project is approximately $2.1 billion (100% basis).

Veladero Phase 7 Leach Pad, Argentina
In November 2021, Minera Andina del Sol approved the Phase 7A leach pad construction project with Phase 7B subsequently approved in the third quarter of 2022. Construction on both phases includes sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection. Additionally, the north channel will be extended along the leach pad facility.
Construction of Phase 7A was completed on budget at a cost of $81 million (100% basis). Construction of Phase 7B began during the third quarter of 2023 and is scheduled for completion by the end of 2024.
Overall for Phase 7, as at June 30, 2024, project spend was $146 million (including $15 million in the second quarter of 2024) out of an estimated capital cost of $160 million (100% basis).

Reko Diq Project, Pakistan8
Barrick has started a full update of the project’s 2010 feasibility study and 2011 expansion PFS. Once fully commissioned, the Reko Diq project is projected to deliver 260,000 tonnes of copper production and 300,000 ounces of gold per year during phase 1 expanding to more than 400,000 tonnes of copper and 500,000 ounces of gold during phase 2. This is based on an increased 45Mtpa process plant throughput in Phase 1 (from the original 40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2, following the grind size optimization work undertaken as part of the feasibility study. The updated feasibility study remains on track to be completed by the end of 2024, with 2028 targeted for first production.
During the first half of 2024, the project team continued to advance the feasibility study, with engineering consultants engaged to advance key design areas and commence basic engineering. Feasibility studies on groundwater definition work in the Fan Sediments were completed and showed positive results, indicating that the Fan Sediments Aquifer can support the project’s life of mine water supply requirements. The work indicated that the system represents a small and isolated saline part of a much larger basin, with no communities or community water sources located within the proposed bore field and its area of influence. Additional personnel were recruited and mobilized for the project with the majority of new hires from Balochistan. The site works were advanced with a focus on early works infrastructure and the project received approval of its early works ESIA.
As at June 30, 2024, total spend on the feasibility update was $124 million (including $25 million in the second quarter of 2024) (100% basis). This amount is recorded in exploration, evaluation and project expense and excludes amounts relating to fixed asset purchases that were capitalized. Capital expenditures commenced in the second quarter of 2024 with $14 million spent (100% basis). For 2024, we now expect to incur approximately $230 million (100% basis) in capital expenditure and approximately $100 million in project expenses (100% basis). The project’s total capital estimates will be updated together with the completion of the feasibility study.

Loulo-Gounkoto Solar Project, Mali
This project entailed the design, supply and installation of a 40 MW (48 MW peak) photovoltaic solar farm with a 36 MVA battery energy storage system to complement the existing installed 20 MW plant. The completion of this project is projecting a reduction of 23 million liters of fuel in the power plant, which translates to savings of approximately 63kt of CO2 equivalent emissions per annum. The project was staged in two phases of solar and battery storage and has been completed 12 months ahead of schedule. Continuous optimization of the photovoltaic solar farm is ongoing and performing above the targeted power blend. The project was completed in the first quarter of 2024 and the final project spend of $73 million finished below the original capital cost of approximately $90 million (100% basis).

Jabal Sayid Lode 1, Saudi Arabia
The scope of this project is to develop and mine a new orebody, located less than a kilometer from the existing lode at Jabal Sayid. The project design includes underground capital development as well as ventilation, paste plant and underground mining infrastructure upgrades. Stoping commenced during the third quarter of 2023 with development currently tracking ahead of schedule. The up-cast ventilation raise bore shaft is fully equipped and the reaming of the fresh air ventilation shaft has been completed. The reagent plant and direct flow reactor has been commissioned with optimization in progress. All construction activities at the paste plant have been completed and commissioning commenced during the second quarter of 2024. The project is 99% complete.
As at June 30, 2024, project spend was $43 million (there was no material spend in the second quarter of 2024) in line with the estimated capital cost of approximately $43 million (100% basis) and there is no significant spend remaining.

Lumwana Super Pit Expansion, Zambia9
The Lumwana Super Pit Expansion is projected to deliver 240,000 tonnes of copper production per year, from a 50Mtpa process plant expansion, with a mine life of more than 30 years. Following the successful transition in 2023 to the owner stripping model we have already seen the 20% planned cost and efficiency benefit which aligns well with

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the interim mine volumes and longer-term expansion strategy.
The final phase of the feasibility study resource conversion drilling in the Chimiwungo super pit footprint and the conversion drilling for the Malundwe footprint was completed during the second quarter of 2024. The comminution results from the conversion drilling received to date confirm similar properties to the current mined ore and have allowed the project to finalize this part of the flow sheet.
The process flow diagrams and process design criteria have been issued for study with 60% design review and constructability reviews completed. Long lead equipment selection is finalized and placement of long lead orders scheduled for the third quarter of 2024. Geotechnical site investigation drilling of the feasibility study project layout continued during the second quarter of 2024, focusing on the large mechanical equipment locations.
The feasibility study for the expansion project is 50% completed, on track with the scheduled completion for the end of 2024. The study indicates increased confidence in the mine planning and capital spending.
All value engineering studies on certain elements of the comminution circuit have been completed during the quarter, with building of the first accommodation units for the construction camp in progress. The feasibility study is scheduled for completion by the end of 2024, with pre-construction expected to start in 2025 and 2028 targeted for first production.
The PFS design for the TSF has been concluded and capital estimates were incorporated into the updated financial models. The field work on the ESIA was completed during the first quarter of 2024 and the ESIA report has been submitted to Zambia Environmental Management Agency during the second quarter of 2024.
As at June 30, 2024, we have made significant progress towards the feasibility study, following the completion of the PFS for a total cost of $37 million. We remain on track and within budget with a total spend as at June 30, 2024 of $24 million on the feasibility study (including $13 million in the second quarter of 2024) out of an estimated budget of $38 million. For 2024, we also expect to incur approximately $75 million in growth capital expenditure related to early works and infrastructure improvements for the Lumwana Super Pit expansion, of which $3 million has been spent as at June 30, 2024. The total project capital cost is estimated to be approximately $2 billion, which will be updated upon completion of the feasibility study.

Exploration and Mineral Resource Management

The foundation of our exploration strategy is a deep organizational understanding that discovery through exploration is a long-term investment and the main value driver for the business. Our exploration strategy has multiple elements that all need to be in balance to deliver on Barrick's business plan for growth and long-term sustainability.
First, we seek to deliver projects of a short- to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick's Tier One Gold Asset5 portfolio. Third, we work to optimize the value of our major undeveloped projects and finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.
The following section summarizes the exploration results from the second quarter of 2024.

North America
Carlin, Nevada, USA10
Framework drilling from existing underground platforms between the historic Carlin East underground workings and Rita K Lower targeted potential mineralization in lower portions of the Devonian Popovich unit, which was previously modeled as being faulted out. Re-logging of historic drilling identified the presence of potentially mineralized horizons near infrastructure that was previously untested. The second drillhole of the program, RKU-24002 confirmed the presence of mineralization within 15 meters of existing infrastructure, with an intercept of 16.2 meters at 7.37 g/t Au. Mineralization remains open towards the north and approximately 450 meters to the south, towards the historic Carlin East underground workings, where high-grade was mined, but never closed off.
Exploration drilling has advanced on several target areas across the district. In the Maggie Creek District, near
Gold Quarry, drilling of an untested fault block below the deposit intersected strong alteration, however the favorable stratigraphy was faulted out, reducing the size of the potential opportunity at depth. Assays are pending, but no significant mineralization is expected. Several shallow RC holes have been completed within the sub-district as well, and have defined multiple broad anomalies below post mineral cover, which correlate with known ore controlling structures and trends observed in the Gold Quarry and surrounding deposits.
To the north, in the Little Boulder Basin, exploration drilling between Leeville and Goldstrike continues to intersect thick packages of altered and thrusted lower plate stratigraphy. Structurally controlled sulphidation has been intersected in the latest drill hole and correlates with previous high-grade intercepts. Assays are pending, although only limited narrow zones are expected.
As we expand the geochemical footprint of Leeville to the north, detailed field mapping and sampling has identified several new structures and dikes correlating with kilometer scale gold in soil anomalies. Field work will continue throughout the field season to delineate and prioritize targets within the block for drill testing.

Cortez, Nevada, USA11
Underground drilling completed during the first quarter of 2024 following-up from the previously reported CMX-23018 (33.2 meters at 18.42 g/t Au) returned a number of significant intercepts, confirming the continuity of high-grade mineralization on the prospective corridor trending northwest-southeast within the Hanson target. CMX-24001 returned 18.7 meters at 6.40 g/t Au; CMX-24002 returned 5.2 meters at 6.70 g/t Au and 19.5 meters at 13.73 g/t Au; and CMX-24004 returned 7.8 meters at 5.97 g/t Au. These early stage step-out holes continue to provide confidence in the resource potential below the existing infrastructure of

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the Cortez Hills Underground mine and could add material life-of-mine additions.
At Swift, drilling is expected to commence in the third quarter of 2024 as permits were received to advance drilling on the property during the second quarter of 2024. Building on results from previous years’ drilling, the focus will remain on the strongest area of interest within the southwest corner of the property where lower plate alteration and structural zones have provided strong indications of a mineral system at depth.

Turquoise Ridge, Nevada, USA
Drilling in the second quarter of 2024 commenced at the Stormcloud step-out program to test the presence and continuity of the potentially mineralized Lower Basal Slope Facies unit, some 50 meters below the well-mineralized Upper Basal Slope Facies. This lower unit was identified from historic drilling, reprocessed geochemical data and geological remodeling. Drilling will continue through the third quarter of 2024.
At Twin Creeks, drilling beneath the deposit, targeting the Mega Feeder horizon, has now defined more than 5 kilometers of altered host stratigraphy with the alteration and geochemistry indicating that the strongest zone remains below the current Cut 55 Resource. Within this area, steep ore controlling structures intersect the deposit as well as the target horizon at depth. Narrow zones of breccia along structures and mapped limestone units proximal to the target horizon still provide encouragement that the geochemical anomaly at these depths remains prospective for high-value, breccia-hosted ore bodies. Drilling has now transitioned back to the Nexus target area where a new fold has been defined with broad anomalism northeast of the Mega deposit and south of the Vista deposit. Drilling is expected to be completed during the third quarter of 2024.

Hemlo, Canada
There is no framework or exploration drilling taking place at Hemlo in 2024. Conversion drilling continued at B-zone and C-Zone Deep with results in line with expectations.

Patris, Quebec, Canada
Permits have been received for exploration drilling on the highest priority target area on the project. Initial drilling, planned to start in the third quarter of 2024, will test previously mapped altered intrusive and sulfidized sediments along the La Pause Fault. The Belleaux target is in a similar structural setting with favorable alteration and geology to that of the Camflo and Canadian Malartic gold deposits. Logging of the top of bedrock data from the previously completed sonic drilling has also identified more extensive intrusive activity in the southern portions of the project.

Sturgeon, Ontario, Canada
At Sturgeon Lake, multiple geochemical anomalies from regional till sampling surveys highlight the potential district scale opportunity in a previously underexplored greenstone belt in the Superior Province. Summer fieldwork is currently underway including additional mapping and sampling of highest priority targets expected to be drilled in 2025.

Perseverance, Ontario
Large scale generative work throughout eastern Canada has produced several prospective areas of interest, including a newly staked opportunity in the Wawa Belt.

Latin America & Asia-Pacific
Pueblo Viejo, Dominican Republic
One kilometer to the east of the Moore pit, along the main structural corridor, follow-up work identified a new area of interest - the Anastasia target, which features favorable lithology, alteration, structure, and geophysical anomalism. A detailed follow up geochemical survey is planned for the second half of 2024, aiming to have drill-ready targets defined.
At Pueblo Grande Sur, an induced polarization geophysical survey defined a chargeable anomaly associated with favorable alteration and permeable host rocks. A blind target has been defined, and drilling is planned, subject to permitting.

Regional Exploration, Dominican Republic
Detailed mapping and sampling was conducted during the quarter over the La Jirafa project in the east of the Dominican Republic. A follow up ground geophysical induced polarization survey is planned in the second half of 2024 aiming to have drill-ready targets defined by the end of 2024.
In the Restauracion District, located in the west of the Dominican Republic, Barrick previously executed an option under which Barrick can earn up to an 80% interest in the Neita Norte property. Early stage geological mapping and sampling is planned, starting in the third quarter of 2024. The large land package that has been consolidated in the Restauracion District is located in the western portion of the Tireo Formation, which contains prospective epithermal and porphyry systems.

Jamaica
During the second quarter of 2024, an earn-in agreement with Geophysx Jamaica Ltd. (“Geophysx”) was executed. The agreement provides access to a large, consolidated land position across the country, with a favorable geological setting comparable to the Dominican Republic. Barrick has the right to earn up to an 80% interest in designated properties.
The integration of extensive geochemical and geophysical data, collected by Geophysx, plus field reconnaissance carried out by Barrick, has defined several camp-scale areas with potential for porphyry and epithermal systems. Follow-up geological mapping and sampling is commencing on the most prospective areas, aiming to commence drilling in 2025, subject to permitting.

Veladero District, Argentina12
During the second quarter of 2024, near-mine exploration at Veladero included work on the Antena-Chispas, Argenta North, Domo Fabiana and Domo Negro targets.
At Antenas-Chispas, laboratory results for two holes drilled in the first quarter of 2024 were received, but no economic results were returned.
Argenta North is located five kilometers southeast of the Veladero pit and one kilometer northwest of the former Argenta pit. The target covers an area of 1.5 kilometers by 1.5 kilometers. Two zones of high-sulfidation epithermal style mineralization were intersected in hole

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DDH-ARG-003. Mineralization is associated with silicification and iron oxides and both zones include a narrower zone of mineralization above 1 g/t Au inside an envelope of lower grade mineralization. Follow-up drilling is planned for the summer field season in the second half of 2024.
At Domo Fabiana, located four-and-a-half kilometers east of Veladero, detailed geological mapping and sampling defined a large hydrothermal system within a favorable structural corridor. Domo Fabiana is a preserved high-sulfidation system with outcropping phreatomagmatic breccias, a similar host to some of Veladero´s mineralization. A ground geophysical induced polarization survey is planned after the Andean winter season, aiming to have drill-ready targets defined by the end of 2024.
At Domo Negro, a first framework drilling campaign eliminated the model of a gold and copper porphyry system close to surface. However, one of the two deep diamond holes intersected a shallow, low-sulfidation vein with expected high-grade gold values. Follow-up work is expected after the winter period in Argentina to define system potential and extension.
The exploration team is evaluating the geological extensions of the mineralization along the La Ortiga trend. A Controlled Source Audio Magneto Telluric geophysical survey is planned to cover the large area between Domo Negro in the North and the Julieta target area south of Morro Escondido.

El Indio Camp, Chile
Geological reconnaissance work was completed on the El Indio Camp targets, particularly in the Sancarrón area, where a drilling campaign was carried out to test the extension of mineralized structures that were identified during 2023 field reconnaissance. Several narrower zones of lower grade hydrothermal breccia-hosted mineralization were intersected and geological modeling is being carried out to better understand the controls on mineralization for future targeting.

Peru
Five consolidated areas of interest in Peru are being advanced with projects at various stages, from early-stage reconnaissance work to drill-ready targets.
In the Ccoropuro District, located in southern Peru, the team confirmed the potential for the project to host a large, shallow copper and gold porphyry system. The team is now progressing with further permitting and community engagement, aiming to commence drilling during the second half of 2025.
In the Libelula District, detailed field mapping and sampling, as well as ground magnetic and induced polarization surveys, were completed during the second quarter of 2024. Three oxidized high sulfidation epithermal gold drill-ready targets had been defined. Drilling permits are progressing, with drilling expected in early 2025.
In the Alqo District, early reconnaissance work confirmed the potential for copper and gold porphyry and skarn systems. Ground consolidation progressed during the second quarter of 2024, with more detailed geological mapping and sampling planned during the second half of 2024.

Ecuador
Following Barrick’s successful participation in a public tender process conducted by ENAMI EP (the state-owned mining company of Ecuador) and the signing of a commercial framework agreement with ENAMI EP, Barrick continued with exploration in the El Salto and Mirafruta Districts, both in the southern Jurassic Belt, which hosts the Mirador and Fruta del Norte deposits.
In the El Salto District, two areas of interest are being explored. The first area is a copper-molybdenum porphyry target (Aurora) with a large core (800 by 900 meters) of favorable alteration at surface. The second area is a low to intermediate sulfidation gold target (El Alba) with a 2,000 by 1,000 meters footprint.
In the Mirafruta District, the team identified four copper and gold porphyry targets, along key structural corridors. Most of the targets are semi-concealed, being covered by post-mineral rocks. Reconnaissance work continues, aiming to further define the areas of interest. Subsequent to the quarter end, a purchase agreement was executed for a prospective mineral concession, by the name of Valle del Tigre II, in furtherance of our focused effort in the Mirafruta district.

Porgera, Papua New Guinea13
In line with the exploration and development programs at Porgera, drilling on the Wangima priority target continued in the second quarter of 2024 with over 12,000 meters of diamond drilling now completed in 2024. Drilling is expected to continue at a similar pace during the second half of 2024. Drilling to date confirmed that structures mined in the open pit and underground continue along strike to the northeast and as parallel structures to the north and outside the current mining areas. Several significant intersections including U10835 returning 57.7 meters at 1.47 g/t Au from 231.7 meters, U10834 returning 39.1 meters at 2.19 g/t Au from 241.6 meters including 15.2 meters at 3.47 g/t Au from 265.4 meters and P1347 returning 5.4 meters at 12.31 g/t Au from 423.2 meters confirmed multiple zones of mineralization within a broader east west corridor. These intercepts are located 500 to 900 meters to the north and northeast of the current open pit mining operation. Further drilling is expected to accurately assess the target and further define its potential.

Japan Gold Strategic Alliance, Japan
Work progressed across the Ebino project on southern Kyushu Island, the Hakuryu project on Hokkaido Island, and the Togi project on Honshu Island.
At Ebino, located in the vicinity of the Hishikari Mine low-sulfidation deposit, detailed field work, including mapping, sampling and ground magnetic survey is ongoing. Early results are confirming a favorable structural setting, with several extensive alteration systems observed. Planned work is expected to be completed by the third quarter of 2024.
At Togi, two low sulfidation targets have been defined - Akasaka (highest priority and better preserved) and Urugami. Drilling is expected to commence late in the third quarter of 2024.
At Hakuryu, further field work has been completed, refining the low sulfidation targets and defining final drill collar locations. Permitting is in progress, with drilling expected to commence in the fourth quarter of 2024, subject to permitting and weather conditions.

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Africa and Middle East
Senegal, Exploration
On the Bambadji joint venture, three diamond holes were completed on the Kabewest target to test the system at depth. Assay results are pending, but the geological observations of strong alteration and mineralization support the continuity of the mineralized breccias down to 500 meters vertical depth. The system is still open and will be prioritized against the other opportunities in the Senegal exploration portfolio once results are received and integrated.
On the Dalema and Bambadji South permits, RC drilling programs are underway on the Sata and Safa targets which have demonstrated more than a two kilometer scale alteration system associated with multiple significant intersections reported last quarter.

Loulo-Gounkoto, Mali14
At Baboto, additional positive results have been received in the second quarter of 2024 which have extended the mineralized system along strike and intersected emerging high grade shoots at depth, both of which remain open, supporting the potential of the deposit to provide significant additional ounces to the life of mine in an expanded open pit and possible underground operation. The near surface strike extension of the Baboto system is demonstrated by the significant intersections: BNRC345: 4 meters at 3.80 g/t Au and BNRC346: 33 meters at 1.11 g/t Au including 4 meters at 3.54 g/t Au. At depth, wide and high grade intersections highlight the potential for an underground project: BDH59: 14.05 meters at 3.83 g/t Au, BDH60: 5 meters at 9.91 g/t Au, including 3.8 meters at 12.52 g/t Au; 14.95 meters at 4.48 g/t Au, including 4.8 meters at 4.95 g/t Au and 6.55 meters at 5.98 g/t Au; 5.5 meters at 5.09 g/t Au; 15.2 meters at 2.51 g/t Au, including 4.95 meters at 2.87 g/t Au.
At Barika, located 1.5 kilometers south of the Yalea deposit, along the important Yalea Domain Boundary structure, drill results continue to highlight significant mineralization: BKRC009: 25 meters at 1.92 g/t Au from 104 meters, including 5 meters at 6.41 g/t Au, hosted in similar rocks to Yalea, and associated with similar alteration styles. The system remains open along strike and at depth with drilling continuing into the third quarter of 2024. In addition to progressing the Barika target, scout drilling is planned to assess multiple additional targets along the Yalea Domain Boundary in the third quarter of 2024.
At Gounkoto, deep framework drilling has commenced, testing the potential for large scale extensions or repetitions of the ‘Main Zone 2’ high-grade system at depth. Results are expected in the third quarter of 2024.
A high resolution airborne magnetics survey and large scale auger geochemical screening program has been completed, with assay results pending. The new datasets will support the generation of new high impact targets by end of the third quarter of 2024.

Tongon, Côte D’Ivoire15
At Koro A2, drilling has defined the continuity of mineralization over a 1.4 kilometer strike along the Koro A2 East structure, demonstrated by significant intersections: KKHRC004: 7 meters at 4.07 g/t Au, KKHRC005: 7 meters at 4.93 g/t Au, KKHAC141: 7 meters at 1.12 g/t Au and KKHAC122: 8 meters at 1.98 g/t Au. The geological model is being updated while pending assays are awaited before completing a preliminary assessment of the target.
Significant drill results were received below the current pits at Mercator and Djinni demonstrating that the systems are open at depth and highlighting potential resource additions: MTDH030: 36.27 meters at 3.05 g/t Au, DJDH009: 10.7 meters at 4.14 g/t Au. Metallurgical studies are underway to assess gold recovery levels prior to follow-up drilling. Extending south of Mercator, an intensive drilling campaign is in progress to test for near-term satellite opportunities.

Kibali, DRC16
At Agbarabo-Rhino-Kombokolo (“ARK)”, assay results and encouraging observations from multiple drill holes in the second quarter of 2024 continue to highlight the potential of the 1.5 kilometer-wide corridor to deliver a significant satellite deposit within four kilometers of the Kibali plant. Step-out drilling to test the down-plunge continuity of multiple mineralized lenses has extended the Rhino and Agbarabo systems a further 300 meters down plunge. Significant intersections include ADD033: 9.7 meters at 3.35 g/t Au from 222.30 meters (including 2.45 meters at 10.56 g/t Au), ADD034: 9 meters at 2.64 g/t Au from 371 meters (including 1 meter at 6.54 g/t Au) and ADD035: 10 meters at 2.28 g/t Au from 289.15 meters (including 4 meters at 4.3 g/t Au. Additionally, drilling on the Airbo Hill lens discovered in the first quarter of 2024, has extended the mineralized system 180 meters down plunge, which remains open; significant intersections include RHRC0217: 20 meters at 4.64 g/t Au from 121.00 meters (including 6 meters at 9.1 g/t Au). Meanwhile, a review of the entire ARK corridor is in progress, with multiple conceptual targets identified between, as well as stratigraphically above and below the known systems, providing further support to the identified potential for significant discoveries.
At KCD Down-Plunge, results from conversion drilling have confirmed the extension of the high-grade 3000 and 5000 Lodes, demonstrated by the exceptional mineralization intersected in KCDU7215: 50.71 meters at 4.66 g/t Au from 775.29 meters (including 17.93 meters at 8.22 g/t Au) corresponding to the 3000 lode, and 18.92 meters at 2.32 g/t Au from 864.00 meters (including 5.77 meters at 4.91 g/t Au) corresponding to the 5000 lode. The results to date highlight the exploration potential down plunge of the KCD system, which remains open, and additional large-scale, step-out drilling is being designed, with plans to commence in H2.
At Aindi Watsa, on the KZ-South Structure, a scout drilling program commenced this quarter. Twelve holes have been completed to date, confirming a wide alteration system with multiple significant intersections over 1.2 kilometers strike of the structure: AWRC0001: 11 meters at 2.46 g/t Au from 43.00 meters (including 4 meters at 4.71 g/t Au), AWRC0003: 15 meters at 5.90 g/t Au from 61.00 meters, and AWRC0004: 17 meters at 2.25 g/t Au from 59.00 meters (including 6 meters at 4.95 g/t Au). The mineralized system remains open along strike and at depth and additional drilling is planned to assess the scale and potential for the target to deliver an open pit satellite located six kilometers from the Kibali plant.

North Mara and Bulyanhulu, Tanzania17
At North Mara, a framework diamond drilling program was completed at the Tagota complex, confirming

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the presence of a large hydrothermal system centered on a fertile intrusive complex. Hole TGDD004 intersected 3.0 meters at 1.18 g/t Au from 51.3 meters and 11.6 meters at 0.92g/t Au from 60.3 meters (including 1.8 meters at 2.00 g/t Au from 61.3 meters; and 1.0 meters at 2.26 g/t Au from 67.9 meters) on the contact between breccias and host sediments, flanking the intrusion. The emerging mineralized system will be tested for its potential to host a satellite opportunity 15 kilometers from the processing plant.
At Gokona-Gena, geological potential for significant along-strike orebody extensions has been identified. A review of legacy RC drill-chips reveals the target to contain strong ‘Gokona-Gena style’ altered host rocks, with a broad anomalous geochemical footprint, supporting the identified exploration potential.
Near Bulyanhulu, air-core drilling has re-commenced after the wet season in the exploration permits North West of the mine. Observations from the drilling to date validates the potential for near-mine satellite discoveries, with prospective host rocks, deformation and alteration observed. Assay results are pending and the program will continue into the third quarter of 2024.
Regional consolidation continued in the second quarter of 2024, with 1,430 square kilometers of prospective exploration permits and applications consolidated within the Nzega and Siga areas of interest, representing a dominant land package along under explored major structural corridors.

Jabal Sayid, Kingdom of Saudi Arabia
At Jabal Sayid, results from surface geochemistry and stratigraphic drilling programs have further refined the projection of the Paleaosurface extension from the Jabal Sayid, Lode-1 deposit, which is now interpreted to pass to the west of the copper-rich Janob Stringer target defined in the first quarter of 2024 and which will be targeted in the third quarter of 2024 as a prospective site for sulphide mineralization, as well as step-out drilling down plunge on the Stringer target to define economic potential.
Results of the airborne VTEM electromagnetic survey over the Umm ad Damar and Jabal Sayid South exploration licenses were received, highlighting a number of prospective conductors in similar felsic stratigraphy to Jabal Sayid. The new targets will be prioritized for drill testing. At Umm ad Damar, a permit-wide, air-core drilling program has commenced, testing priority corridors along strike from known mineralization. Key drill holes beneath prospective targets have been selected for a downhole electromagnetic survey which will commence in the third quarter of 2024 to assist with vectoring to massive sulphide mineralization at depth.

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Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Gold
000s oz sold[a]	956	910	1,001	1,866	1,955
000s oz produced[a]	948	940	1,009	1,888	1,961
Market price ($/oz)	2,338	2,070	1,976	2,203	1,932
Realized price ($/oz)[b]	2,344	2,075	1,972	2,213	1,938
Revenue	2,868	2,528	2,584	5,396	4,995
Copper
000s tonnes sold[a,c]	42	39	46	81	86
000s tonnes produced[a,c]	43	40	48	83	88
Market price ($/lb)	4.42	3.83	3.84	4.12	3.95
Realized price ($/lb)[b]	4.53	3.86	3.70	4.21	3.93
Revenue	219	163	189	382	360
Other sales	75	56	60	131	121
Total revenue	3,162	2,747	2,833	5,909	5,476
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Starting in 2024, we have presented our copper production and sales quantities in tonnes rather than pounds (1 tonne is equivalent to 2,204.6 pounds). Production and sales amounts for prior periods have been restated for comparative purposes. Our copper cost metrics are still reported on a per pound basis.

Q2 2024 compared to Q1 2024
In the second quarter of 2024, gold revenues increased by 13% compared to the first quarter of 2024, as a higher realized gold price1 was combined with higher sales volumes. The average market price for the three month period ended June 30, 2024 was $2,338 per ounce, representing an all-time high quarterly average and a 13% increase versus the $2,070 per ounce average in the prior quarter. During the second quarter of 2024, the gold price ranged from $2,229 to an all-time nominal high price of $2,450 per ounce, and closed the quarter at $2,331 per ounce. Gold prices in the second quarter of 2024 continued to be volatile, impacted by economic and geopolitical concerns, expectations for benchmark interest rate cuts, and modestly declining levels of inflation.
In the second quarter of 2024, gold production on an attributable basis was 8 thousand ounces higher than the prior quarter, mainly as a result of the planned autoclave shutdown at Turquoise Ridge in the first quarter of 2024, the continued successful ramp up at Porgera, combined with higher throughput and grade at Tongon (included in the “Other” category above), North Mara and Kibali. These impacts were partially offset by planned lower production at Cortez due to lower grade oxide ore processed at the oxide mill and fewer tonnes placed on the leach pad compared to the prior quarter and at Phoenix, as a result of lower grade.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2024 compared to Q1 2024

Copper revenues in the second quarter of 2024 increased by 34% compared to the prior quarter, primarily due to a higher realized copper price1, combined with higher sales volumes. The average market price in the second quarter of 2024 was $4.42 per pound, representing an increase of 15% from the $3.83 per pound average in the prior quarter. The realized copper price1 in the second quarter of 2024 was higher than the market copper price due to the timing of sales during the quarter, whereas the realized copper price1 was slightly higher than the market copper price in the prior quarter due to the impact of positive provisional pricing adjustments. During the second quarter of 2024, the copper price traded in a range of $4.05 per pound to an all-time high of $5.04 per pound, and closed the quarter at $4.30 per pound. Copper prices in the second quarter of 2024 were impacted by supply and inventory constraints, as well as demand forecasts in China, which is the world’s largest consumer of copper.
Attributable copper production in the second quarter of 2024 was 3 thousand tonnes higher compared to the prior quarter driven by higher grades and recoveries at Lumwana following the ramp up in stripping activities in the first quarter of 2024 as well as the planned shutdown in the prior quarter.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, gold revenues increased by 11% compared to the same prior year period, primarily due to a higher realized gold price1, partially offset by lower sales volumes. The average market price for the three month period ended June 30, 2024 was $2,338 per ounce versus $1,976 per ounce for the same prior year period.

BARRICK SECOND QUARTER 2024	47	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q2 2024 compared to Q2 2023

For the three month period ended June 30, 2024, attributable gold production was 61 thousand ounces lower than the same prior year period, primarily due to lower open pit ore grades processed at the Carlin roasters and autoclave as mining in the Goldstar open pit was substantially completed at the beginning of the third quarter of 2023, lower grades processed and lower recovery at North Mara, and less open pit oxide ore mined at Cortez following the transition to Crossroads Phase 6. This was partially offset by higher production at Porgera (included in the “Other” category above) as significant ramp up progress was achieved during the second quarter of 2024.
Copper revenues for the three month period ended June 30, 2024 increased by 16% compared to the same prior year period, due to a higher realized copper price1, partially offset by slightly lower sales volume. In the second quarter of 2024, the realized copper price1 was higher than the market copper price due to the timing of sales during the quarter, whereas the realized copper price1 was slightly lower than the market copper price in the prior quarter due to the impact of negative provisional pricing adjustments.
Attributable copper production for the three month period ended June 30, 2024 was 5 thousand tonnes lower than the same prior year period, mainly due to lower grades processed and recoveries at Lumwana, in line with the mine plan.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, gold revenues increased by 8% compared to the same prior year period, primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volumes. The average market price for the six month period ended June 30, 2024 was $2,203 per ounce versus $1,932 per ounce for the same prior year period.
For the six month period ended June 30, 2024, attributable gold production was 73 thousand ounces lower than the same prior year period, primarily driven by lower production at North Mara resulting from lower grades processed, throughput and recovery as we transitioned to a higher contribution from the lower grade open pit ore in the feed mix, and at Cortez as a result of lower leach ore mined at the Crossroads open pit and lower oxide ore mined from Cortez Hills underground in line with the mine plan.
Copper revenues for the six month period ended June 30, 2024 increased by 6% compared to the same prior year period, as result of a higher realized copper price1, partially offset by lower sales volume. For the six month period ended June 30, 2024, the realized copper price1 was higher than the market copper price as a result of timing of sales, as explained above, whereas the realized copper price1 was slightly lower than the market copper price in the same prior year period due to the impact of negative provisional pricing adjustments.
Attributable copper production for the six month period ended June 30, 2024, decreased by 5 million pounds compared to the same prior year period, mainly due to lower production at Lumwana resulting from lower grades processed, in line with the mine plan.

Production Costs

($ millions, except per ounce/pound data in dollars)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Gold
Site operating costs	1,289	1,257	1,244	2,546	2,452
Depreciation	401	407	413	808	858
Royalty expense	99	88	88	187	189
Community relations	10	9	8	19	15
Cost of sales	1,799	1,761	1,753	3,560	3,514
Cost of sales ($/oz)[a]	1,441	1,425	1,323	1,433	1,350
Total cash costs ($/oz)[b]	1,059	1,051	963	1,055	974
All-in sustaining costs ($/oz)[b]	1,498	1,474	1,355	1,489	1,362
Copper
Site operating costs	84	95	100	179	215
Depreciation	71	60	59	131	103
Royalty expense	16	12	16	28	31
Community relations	1	1	1	2	1
Cost of sales	172	168	176	340	350
Cost of sales ($/lb)[a]	3.05	3.20	2.84	3.12	3.02
C1 cash costs ($/lb)[b]	2.18	2.40	2.28	2.28	2.48
All-in sustaining costs ($/lb)[b]	3.67	3.59	3.13	3.64	3.26
a.Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.

Q2 2024 compared to Q1 2024
In the second quarter of 2024, gold cost of sales on a consolidated basis was 2% higher than the first quarter of 2024, mainly due to higher sales volume, combined with

BARRICK SECOND QUARTER 2024	48	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
higher royalties as a result of a higher realized gold price1. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted, and therefore each mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, includes our proportionate share of cost of sales at our equity method investees, and were both 1% higher than the prior quarter, mainly due to the impact of higher royalties due to the increase in realized gold price1 compared to the prior quarter.
In the second quarter of 2024, gold all-in sustaining costs per ounce1, which also includes our proportionate share of equity method investees, increased by 2% compared to the prior quarter. This was primarily due to increased minesite sustaining capital expenditures1, combined with higher total cash costs per ounce1.
In the second quarter of 2024, copper cost of sales on a consolidated basis was 2% higher than the prior quarter, mainly due to higher sales volumes. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 and C1 cash costs per pound1 were 5% and 9% lower, respectively, compared to the prior period, primarily due to higher grades processed and improved mining efficiencies at Lumwana.
In the second quarter of 2024, copper all-in sustaining costs1 per pound, which also includes our proportionate share of equity method investees, was 2% higher than the prior quarter, primarily due to an increase in minesite sustaining capital expenditures1 related to higher capitalized waste stripping at Lumwana, partially offset by a decrease in C1 cash costs per pound1, as discussed above.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, gold cost of sales on a consolidated basis was 3% higher than the same prior year period, mainly due to higher site operating costs and higher royalties as a result of a higher realized gold price1. This was partially offset by lower sales volumes. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted and therefore, each mine's cost of sales is excluded from our consolidated gold cost of sales. Our per ounce metrics, gold cost of sales2 and total cash costs1, include our proportionate share of cost of sales at our equity method investees, and were 9% and 10% higher, respectively, compared to the same prior year period. This was mainly due to higher royalties as explained above, combined with lower recoveries, higher electricity consumption and higher plant maintenance costs at Pueblo Viejo, as well as lower grades processed and lower recoveries at Carlin, Bulyanhulu and North Mara.
For the three month period ended June 30, 2024, gold all-in sustaining costs per ounce1 were 11% higher than the same prior year period, primarily due to higher total cash costs per ounce1, as described above, combined with higher minesite sustaining capital expenditures1.
For the three month period ended June 30, 2024, copper cost of sales on a consolidated basis was 2% lower than the same prior year period, primarily due to the impact of lower sales volumes, partially offset by higher depreciation expense. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 was 7% higher, compared to the same prior year period, due to higher capitalization related to new assets capitalized, including new equipment, at Lumwana . This was partially offset by lower C1 cash costs1 of 4%, primarily due to improved mining efficiencies and lower site G&A costs at Lumwana.
For the three month period ended June 30, 2024, copper all-in sustaining costs per pound1 were 17% higher than the same prior year period, primarily reflecting higher minesite sustaining capital expenditures1 as a result of the increase in waste stripping tonnes following the investment in the owner stripping fleet in 2023 at Lumwana, partially offset by lower C1 cash costs per pound1, as discussed above.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, cost of sales applicable to gold was 1% higher than the same prior year period, mainly due to higher site operating costs, partially offset by lower depreciation. Our 45% interest in Kibali and 24.5% interest in Porgera are equity accounted and therefore, each mine’s cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, gold cost of sales2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 6% and 8% higher, respectively, than the same prior year period. This was primarily due to lower recoveries, higher power consumption and higher plant maintenance costs at Pueblo Viejo, combined with lower grades processed and lower recoveries at Carlin, Bulyanhulu and North Mara.
For the six month period ended June 30, 2024, gold all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures1.
For the six month period ended June 30, 2024, copper cost of sales on a consolidated basis was 3% lower than the same prior year period, primarily due to lower sales volume, partially offset by higher depreciation expense. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. Our per pound metrics, copper cost of sales2 and C1 cash costs1, include our proportionate share of cost of sales at our equity method investees. Copper cost of sales per pound2 was 3% higher compared to the same prior year period, due to higher depreciation due to higher capitalization related to new assets capitalized, including new equipment, at Lumwana. This was partially offset by lower C1 cash costs per pound1 of 8% compared to the same prior year period, mainly due to improved mining efficiencies and lower site G&A costs at Lumwana.
For the six month period ended June 30, 2024, copper all-in sustaining costs per pound1 were 12% higher than the same prior year period, primarily due to higher minesite sustaining capital expenditures1 which was mainly driven by the increase in waste stripping tonnes following the investment in the owner stripping fleet at Lumwana, partially offset by decreased C1 cash costs per pound1, as explained above.

BARRICK SECOND QUARTER 2024	49	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Capital Expendituresa

($ millions)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Minesite sustaining[b]	631	550	524	1,181	978
Project capital expenditures[b,c]	176	165	238	341	464
Capitalized interest	12	13	7	25	15
Total consolidated capital expenditures	819	728	769	1,547	1,457
Attributable capital expenditures[d]	694	572	588	1,266	1,114
a.These amounts are presented on a cash basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Project capital expenditures1 are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.These amounts are presented on the same basis as our guidance.

Q2 2024 compared to Q1 2024
In the second quarter of 2024, total consolidated capital expenditures on a cash basis increased by 13% compared to the first quarter of 2024 due to an increase in both minesite sustaining and project capital expenditures1. The increase in minesite sustaining capital expenditures1 of 15% was primarily driven by increased capitalized stripping at Carlin, Lumwana and Loulo-Gounkoto, combined with equipment purchases at Carlin and Loulo-Gounkoto. Project capital expenditures1 increased by 7% compared to the prior quarter, mainly due to early works expenditures at Reko Diq.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, total consolidated capital expenditures on a cash basis increased by 7% compared to the same prior year period. This was mainly due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 increased by 20% compared with the same prior year period mainly due to higher capitalized waste stripping at Carlin and Lumwana, combined with increased underground development and mobile equipment purchases at Carlin. Project capital expenditures1 decreased by 26% compared to the same prior year period, primarily due to lower expenditures at Pueblo Viejo and NGM as the plant expansion project and TS Solar Project respectively were substantially completed in the prior year.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, total consolidated capital expenditures on a cash basis increased by 6% compared to the same prior year period due to an increase in minesite sustaining capital expenditures1, partially offset by a decrease in project capital expenditures1. Minesite sustaining capital expenditures1 increased by 21% compared to the same prior year period, as a result of higher capitalized waste stripping at Carlin and Lumwana, combined with mobile equipment purchases at Carlin. Lower project capital expenditures1 of 27% were mainly due to lower expenditures at Pueblo Viejo and NGM as the plant expansion project and TS Solar Project respectively were substantially completed in the prior year.
General and Administrative Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Corporate administration	24	27	23	51	51
Share-based compensation[a]	8	1	5	9	16
General & administrative expenses	32	28	28	60	67
a.Based on a US$16.67 share price as at June 30, 2024 (March 31, 2024: US$15.63 and June 30, 2023: US$16.93).

Q2 2024 compared to Q1 2024
In the second quarter of 2024, general and administrative expenses increased by $4 million compared to the prior quarter primarily as a result of higher share-based compensation expenses due to an increase in our share price during the current quarter compared to a decrease in the prior quarter.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, general and administrative expenses increased by $4 million compared to the same prior year period resulting from higher share-based compensation expenses due to an increase in our share price during the current quarter compared to a decrease in the same prior year period.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, general and administrative expenses decreased by $7 million compared to the same prior year period. This was due to lower share-based compensation expenses attributed to a larger decrease in our share price during the current period compared to the same prior year period, while administration costs were in line with the prior year.

Exploration, Evaluation and Project Expenses

($ millions)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Global exploration and evaluation	47	24	37	71	64
Project costs:
Reko Diq	25	39	14	64	19
Pascua-Lama	3	5	7	8	15
Pueblo Viejo	1	1	1	2	2
Lumwana	0	0	10	0	17
Other	13	12	14	25	25
Corporate development	2	1	4	3	5
Global exploration and evaluation and project expense	91	82	87	173	147
Minesite exploration and evaluation	6	13	14	19	25
Total exploration, evaluation and project expenses	97	95	101	192	172

BARRICK SECOND QUARTER 2024	50	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Q2 2024 compared to Q1 2024
Exploration, evaluation and project expenses for the second quarter of 2024 increased by $2 million compared to the first quarter of 2024 driven by higher global exploration and evaluation costs mainly due to increased activity at Fourmile (refer to Growth Projects section). This was partially offset by lower project costs primarily relating to decreased drilling at Reko Diq, combined with lower minesite exploration and evaluation costs across all regions.

Q2 2024 compared to Q2 2023
Exploration, evaluation and project expenses for the three month period ended June 30, 2024 decreased by $4 million compared to the same prior year period, driven by lower project costs at Lumwana as the PFS work was largely completed in 2023, combined with lower minesite exploration and evaluation costs across all regions. This was partially offset by higher project costs at Reko Diq due to the ramp-up of activities at the reconstituted project and higher global exploration and evaluation costs mainly driven by Fourmile (refer to Growth Projects section).

YTD 2024 compared to YTD 2023
Exploration, evaluation and project expenses for the six month period ended June 30, 2024 increased by $20 million compared to the same prior year period, primarily due to higher project costs at Reko Diq due to the ramp-up of activities at the reconstituted project. This was partially offset by lower project costs at Lumwana as the PFS work was largely completed in 2023.

Finance Costs, Net

($ millions)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Interest expense[a]	109	93	94	202	199
Accretion	23	21	21	44	42
Interest capitalized	(12)	(13)	(8)	(25)	(15)
Other finance costs	1	1	1	2	2
Finance income	(70)	(71)	(64)	(141)	(126)
Finance costs, net	51	31	44	82	102
a.For the three and six months ended June 30, 2024, interest expense includes approximately $8 million and $16 million, respectively, of non-cash interest expense relating to the streaming agreements with Royal Gold, Inc. (March 31, 2024: $8 million and June 30, 2023: $8 million and $17 million, respectively). Interest expense also includes approximately $16 million and $16 million, respectively, relating to finance costs in Argentina (March 31, 2024: $nil and June 30, 2023: $nil and $nil, respectively)

Q2 2024 compared to Q1 2024
In the second quarter of 2024, finance costs, net were $20 million higher than the prior quarter, mainly due to higher interest expense resulting from increased finance costs in Argentina.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, finance costs, net increased by $7 million compared to the same prior year period, primarily due to higher interest expense resulting from increased finance costs in Argentina partially offset by higher finance income.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, finance costs, net were 20% lower than the same prior year period as a result of higher finance income earned on our cash balance, combined with higher interest capitalized.

Additional Significant Statement of Income Items

($ millions)		For the three months ended		For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Impairment charges	1	17	22	18	23
Loss (gain) on currency translation	5	12	(12)	17	26
Closed mine rehabilitation	(9)	(2)	(13)	(11)	9
Other expense	80	17	18	97	70

Impairment Charges
Q2 2024 compared to Q1 2024
In the second quarter of 2024, net impairment charges were $1 million, compared to $17 million in the prior quarter. There were no significant impairment charges or reversals in the current period. The impairment charges in the prior quarter relate to miscellaneous property, plant and equipment assets.

Q2 2024 compared to Q2 2023
For the three month period ended June 30, 2024, net impairment charges were $1 million, compared to $22 million in the same prior year period. There were no significant impairment charges or reversals in the current period. The impairment charges in the same prior year period relate to miscellaneous property, plant and equipment assets.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, net impairment charges were $18 million compared to $23 million in the same prior year period. The net impairment charges relate to miscellaneous assets in both the current and same prior year period.

Loss (Gain) on Currency Translation
Q2 2024 compared to Q1 2024
Loss on currency translation in the second quarter of 2024 was $5 million compared to $12 million in the prior quarter. The loss in the current quarter mainly related to the devaluation of the West African CFA franc, while the losses in the prior quarter mainly related to the devaluation of the Chilean peso and the Argentine peso. These currency fluctuations resulted in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Q2 2024 compared to Q2 2023
Loss on currency translation in the second quarter of 2024 was $5 million compared to a gain of $12 million in the same prior year period. The loss in the current quarter mainly related to the devaluation of the West African CFA franc. The gain in the same prior year period mainly related to the appreciation of the Zambian kwacha, which was a reversal of the significant currency weakness that was experienced during the first quarter of 2023. These

BARRICK SECOND QUARTER 2024	51	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
currency fluctuations resulted in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

YTD 2024 compared to YTD 2023
Loss on currency translation for the six month period ended June 30, 2024 was $17 million compared to $26 million in the same prior year period. The loss in the current period mainly related to unrealized foreign currency losses from the Argentine peso, the Chilean peso and the West African CFA franc, while the loss in the same prior period year resulted from the fluctuations of the Zambian kwacha during the first half of 2023. These currency fluctuations resulted in a revaluation of our local currency denominated VAT receivables and local currency denominated payable balances.

Closed Mine Rehabilitation
Q2 2024 compared to Q1 2024
Closed mine rehabilitation gain in the second quarter of 2024 was $9 million compared to $2 million in the prior quarter. The increase mainly related to a greater increase in the market real risk-free rate used to discount the closure provision in the current period compared to the prior quarter.

Q2 2024 compared to Q2 2023
Closed mine rehabilitation gain in the second quarter of 2024 was $9 million compared to $13 million in the same prior year period, mainly due to a smaller increase in the market real risk-free rate used to discount the closure provision in the current period compared the same prior year period.

YTD 2024 compared to YTD 2023
Closed mine rehabilitation for the six month period ended June 30, 2024 was a gain of $11 million compared to an expense of $9 million in the same prior year period. This was mainly related to an increase in the market real risk-free rate used to discount the closure provision in the current period, whereas the market real risk-free rate decreased in the same prior year period.

Other Expense
Q2 2024 compared to Q1 2024
For the three months ended June 30, 2024, other expense was $80 million compared to $17 million in the prior quarter. The increase of $63 million mainly relates to interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements).

Q2 2024 compared to Q2 2023
For the three months ended June 30, 2024, other expense was $80 million compared to $18 million in the same prior year period. The increase of $62 million mainly relates to interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements).
YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, other expense was $97 million compared to $70 million in the same prior year period. Other expense in the current year mainly related to interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements). Other expense in the same prior year period mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, combined with care and maintenance expenses at Porgera.
For a further breakdown of other expense, refer to note 8 to the Financial Statements.

Income Tax Expense
Income tax expense was $407 million in the second quarter of 2024. The unadjusted effective income tax rate in the second quarter of 2024 was 39% of income before income taxes.
The underlying effective income tax rate on ordinary income in the second quarter of 2024 was 25% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of the sale of non-current assets, the impact of non-deductible foreign exchange losses; changes made to uncertain tax positions; and the impact of other expense adjustments.
We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations of our ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 9 of the Financial Statements.

Withholding Taxes
In the second quarter of 2024, we recorded $6 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in the United States.

OECD Pillar Two model rules
We have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Based on the analysis performed to date to assess our exposure to the recently enacted Pillar Two income taxes in Canada, we do not expect the impact of Pillar Two provisions to be material to the Company for 2024 although this assessment is ongoing.

BARRICK SECOND QUARTER 2024	52	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 6/30/24	As at 12/31/23
Total cash and equivalents	4,036	4,148
Current assets	3,166	3,290
Non-current assets	39,017	38,373
Total Assets	46,219	45,811
Current liabilities excluding short-term debt	2,381	2,345
Non-current liabilities excluding long-term debt[a]	6,619	6,738
Debt (current and long-term)	4,724	4,726
Total Liabilities	13,724	13,809
Total shareholders’ equity	23,616	23,341
Non-controlling interests	8,879	8,661
Total Equity	32,495	32,002
Total common shares outstanding (millions of shares)	1,753	1,756
Debt, net of cash	688	578
Key Financial Ratios:
Current ratio[b]	3.01:1	3.16:1
Debt-to-equity[c]	0.15:1	0.15:1
Net leverage[d]	0.1:1	0.1:1
a.Non-current financial liabilities as at June 30, 2024 were $5,226 million (December 31, 2023: $5,221 million).
b.Represents current assets divided by current liabilities (including short-term debt) as at June 30, 2024 and December 31, 2023.
c.Represents debt divided by total shareholders’ equity (including minority interest) as at June 30, 2024 and December 31, 2023.
d.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.

Balance Sheet Review
Total assets were $46.2 billion as at June 30, 2024, slightly higher than total assets as at December 31, 2023.
Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.
Total liabilities at June 30, 2024 were $13.7 billion, slightly lower than total liabilities at December 31, 2023. Our liabilities are primarily comprised of debt, other non-current liabilities (such as provisions and deferred income tax liabilities), and accounts payable.

Shareholders’ Equity

7/30/2024	Number of shares
Common shares	1,752,734,380
Stock options	—

Financial Position and Liquidity
We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments, environmental rehabilitation, securities buybacks and dividends.
Total cash and cash equivalents as at June 30, 2024 were $4.0 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at June 30, 2024, our total debt was $4.7 billion (debt, net of cash and equivalents was $688 million) and our debt-to-equity ratio was 0.15:1. This compares to total debt as at December 31, 2023 of $4.7 billion (debt, net of cash and equivalents was $578 million), and a debt-to-equity ratio of 0.15:1.
Uses of cash for the remainder of 2024 include capital commitments of $358 million, and we expect to incur attributable minesite sustaining1 and project capital expenditures1 of approximately $1,250 to $1,650 million during the remainder of the year, based on our annual guidance range on page 12. For the remainder of 2024, we have contractual obligations and commitments of $752 million for supplies and consumables. In addition, we have $143 million in interest payments and other amounts as detailed in the table on page 56. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as our existing cash balances as necessary. As previously disclosed, we have authorized a share buyback program, where we may purchase up to $1 billion of Barrick shares. As at June 30, 2024, we have purchased $49 million of shares under this program.
We also have a performance dividend policy that enhances shareholder returns when the Company’s liquidity is strong. In addition to our base dividend, the amount of the performance dividend on a quarterly basis will be based on the amount of cash, net of debt, on our balance sheet at the end of each quarter as per the schedule below.

BARRICK SECOND QUARTER 2024	53	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Performance Dividend Level	Threshold Level	Quarterly Base Dividend	Quarterly Performance Dividend	Quarterly Total Dividend
Level I	Net cash <$0	$0.10 per share	$0.00 per share	$0.10 per share
Level II	Net cash >$0 and <$0.5B	$0.10 per share	$0.05 per share	$0.15 per share
Level III	Net cash >$0.5B and <$1B	$0.10 per share	$0.10 per share	$0.20 per share
Level IV	Net cash >$1B	$0.10 per share	$0.15 per share	$0.25 per share

The declaration and payment of dividends is at the discretion of the Board of Directors, and will depend on the company’s financial results, cash requirements, future prospects, the number of outstanding common shares, and other factors deemed relevant by the Board.
Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market price of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of A3 and BBB+, respectively); and drawing on the $3.0 billion available under our undrawn Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). In May 2024, we completed an update to our undrawn $3.0 billion revolving credit facility, including an extension of the termination date by one year to May 2029. The revolving Credit Facility incorporates sustainability-linked metrics and are made up of annual environmental and social performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance targets include Scope 1 and Scope 2 GHG emissions intensity, water use efficiency (reuse and recycling rates), and TRIFR3. Barrick may incur positive or negative pricing adjustments on drawn credit spreads and standby fees based on its sustainability performance versus the targets that have been set. The key financial covenant in our undrawn Credit Facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.02:1 as at June 30, 2024 (0.02:1 as at December 31, 2023).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Net cash provided by operating activities	1,159	760	832	1,919	1,608
Investing activities
Capital expenditures	(819)	(728)	(769)	(1,547)	(1,457)
Funding of equity method investments	(11)	(44)	0	(55)	0
Dividends received from equity method investments	42	47	18	89	85
Shareholder loan repayments from equity method investments	45	45	0	90	0
Investment sales	33	0	0	33	0
Other	7	0	8	7	11
Total investing outflows	(703)	(680)	(743)	(1,383)	(1,361)
Net change in debt[a]	(4)	(3)	(4)	(7)	(8)
Dividends[b]	(175)	(175)	(174)	(350)	(349)
Net disbursements to non-controlling interests	(139)	(99)	(152)	(238)	(214)
Share buyback program	(49)	0	0	(49)	0
Other	5	(7)	21	(2)	41
Total financing outflows	(362)	(284)	(309)	(646)	(530)
Effect of exchange rate	0	(2)	0	(2)	0
Increase (decrease) in cash and equivalents	94	(206)	(220)	(112)	(283)
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three and six months ended June 30, 2024, we declared and paid dividends per share in US dollars totaling $0.10 and $0.20, respectively (March 31, 2024: declared and paid $0.10; June 30, 2023: declared and paid $0.10 and $0.20, respectively).

Q2 2024 compared to Q1 2024
In the second quarter of 2024, we generated $1,159 million in operating cash flow, compared to $760 million in the prior quarter. The increase of $399 million was primarily due to higher realized gold and copper prices1, increased gold and copper sales volumes, as well as lower C1 cash costs per pound1, partially offset by higher total cash costs per ounce1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts payable. These results were partially offset by an increase in cash taxes paid and higher interest paid as a result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth quarters.
Cash outflows from investing activities in the second quarter of 2024 were $703 million, compared to $680 million in the prior quarter. The increased outflow of $23 million was primarily due to higher capital expenditures relating to increased capitalized stripping at Carlin, Lumwana and Loulo-Gounkoto, and early works expenditure at Reko Diq. This was partially offset by lower funding made to Porgera and cash proceeds received from

BARRICK SECOND QUARTER 2024	54	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
the sale of some of our investments in other mining companies.
Net financing cash outflows for the second quarter of 2024 amounted to $362 million, compared to $284 million in the prior quarter. The increase of $78 million is primarily due to the repurchase of shares under our share buyback program in the second quarter, combined with higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

Q2 2024 compared to Q2 2023
In the second quarter of 2024, we generated $1,159 million in operating cash flow, compared to $832 million in the same prior year period. The increase of $327 million was primarily due to higher realized gold and copper prices1 and lower C1 cash costs per pound1, partially offset by lower gold and copper sales volumes and higher total cash costs per ounce1. Operating cash flow was further impacted by a favorable movement in working capital, mainly in accounts receivable and inventory. These results were partially offset by an increase in cash taxes paid.
Cash outflows from investing activities in the second quarter of 2024 were $703 million compared to $743 million in the same prior year period. The decrease of $40 million was primarily due to shareholder loan repayments and increased dividends received, both from equity method investments, in particular Kibali. This was combined with cash proceeds received from the sale of some of our investments in other mining companies. These impacts were partially offset by higher capital expenditures mainly due to higher capitalized waste stripping at Carlin and Lumwana, combined with increased underground development and mobile equipment purchases at Carlin.
Net financing cash outflows for the second quarter of 2024 amounted to $362 million compared to $309 million in the same prior year period. The increase of $53 million is primarily due to the repurchase of shares under our share buyback program in the second quarter.

YTD 2024 compared to YTD 2023
For the six month period ended June 30, 2024, we generated $1,919 million in operating cash flow, compared to $1,608 million in the same prior year period. The increase of $311 million was primarily due to higher realized gold and copper prices1 and lower C1 cash costs per pound1, partially offset by lower gold and copper sales volumes and higher total cash costs per ounce1. This was combined with a favorable change in working capital, mainly in accounts receivable and inventory, partially offset by an unfavorable change in VAT receivables and other current assets. Operating cash flow was also negatively impacted by higher cash taxes paid.
Cash outflows from investing activities for the six month period ended June 30, 2024 were $1,383 million compared to $1,361 million in the same prior year period. The increase of $22 million was primarily due to higher capital expenditures as a result of higher capitalized waste stripping at Carlin and Lumwana, combined with mobile equipment purchases at Carlin. This was combined with funding made to Porgera, partially offset by shareholder loan repayments made by equity method investments, in particular Kibali, and cash proceeds received from the sale of some of our investments in other mining companies.
Net financing cash outflows for the six month period ended June 30, 2024 amounted to $646 million, compared to $530 million in the same prior year period. The increased outflow of $116 million is primarily due to the repurchase of shares under our share buyback program in the second quarter. This was combined with shareholder loan repayments made to Newmont by Pueblo Viejo in the current period whereas in the same prior year period Pueblo Viejo was drawing down on this loan (included in “Other” financing activities) and higher net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in NGM.

BARRICK SECOND QUARTER 2024	55	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 15 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments
In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 6/30/24
	2024	2025	2026	2027	2028	2029 and thereafter	Total
Debt[a]
Repayment of principal	0	12	47	0	0	4,631	4,690
Capital leases	7	12	9	8	4	14	54
Interest	143	285	282	279	278	2,938	4,205
Provisions for environmental rehabilitation[b]	257	170	116	92	106	1,843	2,584
Restricted share units	8	18	5	0	0	0	31
Pension benefits and other post-retirement benefits	2	5	5	5	4	51	72
Purchase obligations for supplies and consumables[c]	752	290	201	195	182	214	1,834
Capital commitments[d]	358	15	0	0	0	0	373
Social development costs[e]	25	13	11	3	3	57	112
Other obligations[f]	21	51	73	57	57	536	795
Total	1,573	871	749	639	634	10,284	14,750
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at June 30, 2024. Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2029 and thereafter, related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK SECOND QUARTER 2024	56	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2024	2024	2023	2023	2023	2023	2022	2022
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	3,162	2,747	3,059	2,862	2,833	2,643	2,774	2,527
Realized price per ounce – gold[b]	2,344	2,075	1,986	1,928	1,972	1,902	1,728	1,722
Realized price per pound – copper[b]	4.53	3.86	3.78	3.78	3.70	4.20	3.81	3.24
Cost of sales	1,979	1,936	2,139	1,915	1,937	1,941	2,093	1,815
Net earnings	370	295	479	368	305	120	(735)	241
Per share (dollars)[c]	0.21	0.17	0.27	0.21	0.17	0.07	(0.42)	0.14
Adjusted net earnings[b]	557	333	466	418	336	247	220	224
Per share (dollars)[b,c]	0.32	0.19	0.27	0.24	0.19	0.14	0.13	0.13
Operating cash flow	1,159	760	997	1,127	832	776	795	758
Consolidated capital expenditures[d]	819	728	861	768	769	688	891	792
Free cash flow[b]	340	32	136	359	63	88	(96)	(34)
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This, combined with ongoing strength in gold and copper prices, has resulted in strong operating cash flows over several quarters. The positive operating cash flow generated has allowed us to continue to reinvest in our business including our key growth projects, maintain a strong balance sheet and deliver returns to shareholders.
In addition to the strength in metal prices, net earnings has also been impacted by the following items in each quarter, which have been excluded from adjusted net earnings1. In the second quarter of 2024, we recorded the provision recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile (refer to note 15 of the Financial Statements). In the fourth quarter of 2023, we recorded a gain of $352 million as the conditions for the reopening of the Porgera mine were completed on December 22, 2023. In addition, we recorded a long-lived asset impairment of $143 million (net of tax and non-controlling interests) at Long Canyon. In the first quarter of 2023, we recorded a loss on currency translation of $38 million, mainly related to the devaluation of the Zambian kwacha, and a $30 million commitment towards the expansion of education infrastructure in Tanzania per our community investment obligations under the Twiga partnership. In the fourth quarter of 2022, we recorded a goodwill impairment of $950 million (net of non-controlling interests) related to Loulo-Gounkoto, a non-current asset impairment of $318 million (net of tax) and a net realizable value impairment of leach pad inventory of $27 million (net of tax) at Veladero, and a non-current asset impairment of $42 million (net of tax and non-controlling interests) at Long Canyon. In addition, we recorded an impairment reversal of $120 million and a gain of $300 million following the completion of the transaction allowing for the reconstitution of the Reko Diq project.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2023 annual MD&A.
Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.
Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK SECOND QUARTER 2024	57	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit & Risk Committee of the Board of Directors, and the Audit & Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with IFRS, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:
■Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the underlying operating performance of our core mining business; and
■Tax effect and non-controlling interest of the above items.
Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP financial measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2024	58	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Net earnings attributable to equity holders of the Company	370	295	305	665	425
Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[a]	1	17	22	18	23
Acquisition/disposition gains	(5)	(1)	(3)	(6)	(6)
Loss (gain) on currency translation	5	12	(12)	17	26
Significant tax adjustments[b]	137	29	33	166	81
Other expense (income) adjustments[c]	48	(9)	(3)	39	60
Non-controlling interest[d]	0	(4)	(7)	(4)	(13)
Tax effect[d]	1	(6)	1	(5)	(13)
Adjusted net earnings	557	333	336	890	583
Net earnings per share[e]	0.21	0.17	0.17	0.38	0.24
Adjusted net earnings per share[e]	0.32	0.19	0.19	0.51	0.33
a.The net impairment charges for the six month periods ended June 30, 2024 and June 30, 2023 relate to miscellaneous assets.
b.For the three and six month periods ended June 30, 2024, significant tax adjustments include the proposed settlement of the Zaldívar Tax Assessments in Chile. Significant tax adjustments for the six month period ended June 30, 2024 also include the de-recognition of deferred tax assets, and adjustments in respect of prior years and the re-measurement of deferred tax balances. For the six month period ended June 30, 2023, significant tax adjustments mainly related to the settlement agreement to resolve the tax dispute at Porgera, adjustments in respect of prior years and the re-measurement of deferred tax balances.
c.For the three and six month periods ended June 30, 2024, other expense (income) adjustments include the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile. Other expense (income) adjustments for the six month period ended June 30, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, and care and maintenance expenses at Porgera.
d.Non-controlling interest and tax effect for the six month period ended June 30, 2024 primarily relates to net impairment charges.
e.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow
Free cash flow is a non-GAAP financial measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP financial measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Net cash provided by operating activities	1,159	760	832	1,919	1,608
Capital expenditures	(819)	(728)	(769)	(1,547)	(1,457)
Free cash flow	340	32	63	372	151

Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures depending on the nature of the expenditure. Minesite sustaining capital expenditures is the capital spending required to support current production levels. Project capital expenditures represent the capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
Classifying capital expenditures is intended to provide additional information only and does not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP financial measures to the most directly comparable IFRS measure.

BARRICK SECOND QUARTER 2024	59	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of the Classification of Capital Expenditures

($ millions)	For the three months ended			For the nine months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Minesite sustaining capital expenditures	631	550	524	1,181	978
Project capital expenditures	176	165	238	341	464
Capitalized interest	12	13	7	25	15
Total consolidated capital expenditures	819	728	769	1,547	1,457

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the WGC (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick. The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and their ability to generate positive cash flow, both on an individual site basis and an overall company basis.
Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and includes sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.
All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.
We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.
Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.
In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.
C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK SECOND QUARTER 2024	60	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the six months ended
	Footnote	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Cost of sales applicable to gold production		1,799	1,761	1,753	3,560	3,514
Depreciation		(401)	(407)	(413)	(808)	(858)
Cash cost of sales applicable to equity method investments		77	56	67	133	130
By-product credits		(75)	(56)	(60)	(131)	(121)
Non-recurring items	a	0	0	0	0	0
Other	b	5	2	5	7	5
Non-controlling interests	c	(393)	(400)	(388)	(793)	(766)
Total cash costs		1,012	956	964	1,968	1,904
General & administrative costs		32	28	28	60	67
Minesite exploration and evaluation costs	d	6	13	14	19	25
Minesite sustaining capital expenditures	e	631	550	524	1,181	978
Sustaining leases		9	6	9	15	16
Rehabilitation - accretion and amortization (operating sites)	f	20	17	15	37	29
Non-controlling interest, copper operations and other	g	(278)	(224)	(197)	(502)	(356)
All-in sustaining costs		1,432	1,346	1,357	2,778	2,663
Global exploration and evaluation and project expense	d	91	82	87	173	147
Community relations costs not related to current operations		0	0	1	0	1
Project capital expenditures	e	176	165	238	341	464
Non-sustaining leases		0	0	0	0	0
Rehabilitation - accretion and amortization (non-operating sites)	f	7	7	6	14	12
Non-controlling interest and copper operations and other	g	(37)	(92)	(122)	(129)	(210)
All-in costs		1,669	1,508	1,567	3,177	3,077
Ounces sold - attributable basis (000s ounces)	h	956	910	1,001	1,866	1,955
Cost of sales per ounce	i,j	1,441	1,425	1,323	1,433	1,350
Total cash costs per ounce	j	1,059	1,051	963	1,055	974
Total cash costs per ounce (on a co-product basis)	j,k	1,112	1,093	1,003	1,103	1,016
All-in sustaining costs per ounce	j	1,498	1,474	1,355	1,489	1,362
All-in sustaining costs per ounce (on a co-product basis)	j,k	1,551	1,516	1,395	1,537	1,404
All-in costs per ounce	j	1,746	1,657	1,566	1,702	1,574
All-in costs per ounce (on a co-product basis)	j,k	1,799	1,699	1,606	1,750	1,616
a.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

b.Other
Other adjustments for the three and six month periods ended June 30, 2024 include the removal of total cash costs and by-product credits associated with Pierina of $nil and $nil, respectively (March 31, 2024: $nil; June 30, 2023: $nil and $3 million, respectively), which was producing incidental ounces until December 31, 2023 while in closure.

c.Non-controlling interests
Non-controlling interests include non-controlling interests related to gold production of $532 million and $1,074 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $542 million and June 30, 2023: $533 million and $1,062 million, respectively). Non-controlling interests include NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu. Refer to Note 4 to the Financial Statements for further information.

d.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if they support current mine operations and project if they relate to future projects. Refer to page 50 of this MD&A.

e.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the TS solar project at NGM. Refer to page 50 of this MD&A.

f.Rehabilitation—accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

g.Non-controlling interest and copper operations
Removes general and administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara and Bulyanhulu operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

BARRICK SECOND QUARTER 2024	61	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended			For the six months ended
Non-controlling interest, copper operations and other	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
General & administrative costs	(6)	(4)	(5)	(10)	(11)
Minesite exploration and evaluation expenses	(4)	(2)	(4)	(6)	(8)
Rehabilitation - accretion and amortization (operating sites)	(6)	(5)	(5)	(11)	(10)
Minesite sustaining capital expenditures	(262)	(213)	(183)	(475)	(327)
All-in sustaining costs total	(278)	(224)	(197)	(502)	(356)
Global exploration and evaluation and project expense	(30)	(44)	(37)	(74)	(49)
Project capital expenditures	(7)	(48)	(85)	(55)	(161)
All-in costs total	(37)	(92)	(122)	(129)	(210)

h.Ounces sold - attributable basis
Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.

i.Cost of sales per ounce
Figures remove the cost of sales impact of: Pierina of $nil and $nil, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $nil and June 30, 2023: $nil and $3 million, respectively), which was producing incidental ounces up until December 31, 2023 while in closure. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

j.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

k.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
By-product credits	75	56	60	131	121
Non-controlling interest	(24)	(18)	(20)	(42)	(39)
By-product credits (net of non-controlling interest)	51	38	40	89	82

BARRICK SECOND QUARTER 2024	62	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)					For the three months ended 6/30/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		461	224	185	88	960	64	1,024
Depreciation		(80)	(57)	(42)	(17)	(197)	(10)	(207)
By-product credits		0	(1)	(1)	(44)	(46)	0	(46)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(4)	0	0	7	3	0	3
Non-controlling interests		(145)	(64)	(55)	(14)	(278)	0	(278)
Total cash costs		232	102	87	20	442	54	496
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	2	2	2	10	0	10
Minesite sustaining capital expenditures	f	211	65	29	13	328	9	337
Sustaining capital leases		0	0	0	0	1	2	3
Rehabilitation - accretion and amortization (operating sites)	g	4	4	1	2	11	0	11
Non-controlling interests		(85)	(26)	(12)	(6)	(134)	0	(134)
All-in sustaining costs		365	147	107	31	658	65	723
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0
Project capital expenditures	f	8	37	1	0	54	0	54
Non-controlling interests		(3)	(14)	0	0	(20)	0	(20)
All-in costs		370	170	108	31	692	65	757
Ounces sold - attributable basis (000s ounces)		202	101	70	27	400	39	439
Cost of sales per ounce	h,i	1,390	1,366	1,603	2,018	1,464	1,663	1,482
Total cash costs per ounce	i	1,145	1,013	1,235	781	1,104	1,395	1,129
Total cash costs per ounce (on a co-product basis)	i,j	1,147	1,017	1,242	1,638	1,164	1,404	1,185
All-in sustaining costs per ounce	i	1,805	1,447	1,505	1,167	1,636	1,660	1,638
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,807	1,451	1,512	2,024	1,696	1,669	1,694
All-in costs per ounce	i	1,831	1,667	1,509	1,167	1,716	1,667	1,712
All-in costs per ounce (on a co-product basis)	i,j	1,833	1,671	1,516	2,024	1,776	1,676	1,768

($ millions, except per ounce information in dollars)			For the three months ended 6/30/24
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		213	88	14	315
Depreciation		(63)	(22)	(2)	(87)
By-product credits		(14)	(3)	(1)	(18)
Non-recurring items	c	0	0	0	0
Other	d	0	0	0	0
Non-controlling interests		(55)	0	0	(55)
Total cash costs		81	63	11	155
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0
Minesite sustaining capital expenditures	f	52	25	0	77
Sustaining capital leases		0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	2	0	1	3
Non-controlling interests		(21)	0	0	(21)
All-in sustaining costs		114	88	13	215
Global exploration and evaluation and project expense	e	0	0	0	0
Project capital expenditures	f	34	6	46	86
Non-controlling interests		(14)	0	0	(14)
All-in costs		134	94	59	287
Ounces sold - attributable basis (000s ounces)		79	68	12	159
Cost of sales per ounce	h,i	1,630	1,298	1,132	1,441
Total cash costs per ounce	i	1,024	931	941	977
Total cash costs per ounce (on a co-product basis)	i,j	1,147	978	980	1,061
All-in sustaining costs per ounce	i	1,433	1,308	1,079	1,348
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,556	1,355	1,118	1,432
All-in costs per ounce	i	1,691	1,405	4,954	1,810
All-in costs per ounce (on a co-product basis)	i,j	1,814	1,452	4,993	1,894

BARRICK SECOND QUARTER 2024	63	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/24
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		198	107	94	101	74	574
Depreciation		(62)	(36)	(18)	(12)	(16)	(144)
By-product credits		0	(1)	(1)	0	(7)	(9)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(27)	0	(12)	(10)	(8)	(57)
Total cash costs		109	70	63	79	43	364
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	76	16	12	5	13	122
Sustaining capital leases		1	2	0	1	0	4
Rehabilitation - accretion and amortization (operating sites)	g	2	1	1	3	1	8
Non-controlling interests		(16)	0	(2)	(1)	(3)	(22)
All-in sustaining costs		172	89	74	87	54	476
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	23	18	16	0	14	71
Non-controlling interests		(4)	0	(2)	0	(2)	(8)
All-in costs		191	107	88	87	66	539
Ounces sold - attributable basis (000s ounces)		137	81	50	46	44	358
Cost of sales per ounce	h,i	1,160	1,313	1,570	1,960	1,438	1,389
Total cash costs per ounce	i	795	868	1,266	1,716	985	1,019
Total cash costs per ounce (on a co-product basis)	i,j	796	873	1,273	1,723	1,130	1,040
All-in sustaining costs per ounce	i	1,251	1,086	1,491	1,899	1,243	1,330
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,252	1,091	1,498	1,906	1,388	1,351
All-in costs per ounce	i	1,388	1,312	1,760	1,899	1,517	1,505
All-in costs per ounce (on a co-product basis)	i,j	1,389	1,317	1,767	1,906	1,662	1,526

($ millions, except per ounce information in dollars)					For the three months ended 3/31/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		468	261	174	88	991	65	1,056
Depreciation		(83)	(75)	(37)	(18)	(213)	(9)	(222)
By-product credits		(1)	(1)	0	(34)	(36)	0	(36)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(5)	0	0	6	1	0	1
Non-controlling interests		(146)	(71)	(53)	(15)	(285)	0	(285)
Total cash costs		233	114	84	27	458	56	514
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	3	1	1	1	6	0	6
Minesite sustaining capital expenditures	f	183	72	27	6	295	10	305
Sustaining capital leases		0	0	0	1	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	3	4	1	1	9	0	9
Non-controlling interests		(73)	(30)	(11)	(4)	(120)	0	(120)
All-in sustaining costs		349	161	102	32	649	66	715
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0
Project capital expenditures	f	12	31	0	0	56	0	56
Non-controlling interests		(5)	(12)	0	0	(22)	0	(22)
All-in costs		356	180	102	32	683	66	749
Ounces sold - attributable basis (000s ounces)		207	121	62	34	424	38	462
Cost of sales per ounce	h,i	1,371	1,329	1,733	1,595	1,431	1,715	1,454
Total cash costs per ounce	i	1,127	946	1,359	767	1,081	1,476	1,114
Total cash costs per ounce (on a co-product basis)	i,j	1,129	949	1,363	1,272	1,123	1,484	1,154
All-in sustaining costs per ounce	i	1,687	1,341	1,655	944	1,536	1,754	1,554
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,689	1,344	1,659	1,449	1,578	1,762	1,594
All-in costs per ounce	i	1,722	1,503	1,661	944	1,621	1,773	1,633
All-in costs per ounce (on a co-product basis)	i,j	1,724	1,506	1,665	1,449	1,663	1,781	1,673

BARRICK SECOND QUARTER 2024	64	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/24
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		210	45	—	255
Depreciation		(62)	(11)	—	(73)
By-product credits		(10)	(1)	—	(11)
Non-recurring items	c	0	0	—	0
Other	d	0	0	—	0
Non-controlling interests		(55)	0	—	(55)
Total cash costs		83	33	—	116
General & administrative costs		0	0	—	0
Minesite exploration and evaluation costs	e	0	3	—	3
Minesite sustaining capital expenditures	f	42	21	—	63
Sustaining capital leases		0	0	—	0
Rehabilitation - accretion and amortization (operating sites)	g	1	0	—	1
Non-controlling interests		(17)	0	—	(17)
All-in sustaining costs		109	57	—	166
Global exploration and evaluation and project expense	e	0	0	—	0
Project capital expenditures	f	33	10	—	43
Non-controlling interests		(13)	0	—	(13)
All-in costs		129	67	—	196
Ounces sold - attributable basis (000s ounces)		82	33	—	115
Cost of sales per ounce	h,i	1,527	1,322	—	1,480
Total cash costs per ounce	i	1,013	961	—	1,000
Total cash costs per ounce (on a co-product basis)	i,j	1,075	1,000	—	1,055
All-in sustaining costs per ounce	i	1,334	1,664	—	1,437
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,396	1,703	—	1,492
All-in costs per ounce	i	1,571	1,953	—	1,690
All-in costs per ounce (on a co-product basis)	i,j	1,633	1,992	—	1,745

($ millions, except per ounce information in dollars)				For the three months ended 3/31/24
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		206	86	92	73	71	528
Depreciation		(67)	(28)	(18)	(10)	(15)	(138)
By-product credits		0	0	0	0	(6)	(6)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(28)	0	(12)	(6)	(8)	(54)
Total cash costs		111	58	62	57	42	330
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	50	15	22	2	21	110
Sustaining capital leases		0	2	0	0	0	2
Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	4	0	6
Non-controlling interests		(10)	0	(4)	(1)	(3)	(18)
All-in sustaining costs		152	75	81	62	60	430
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	24	9	14	0	10	57
Non-controlling interests		(5)	0	(2)	0	(2)	(9)
All-in costs		171	84	93	62	68	478
Ounces sold - attributable basis (000s ounces)		140	72	46	35	40	333
Cost of sales per ounce	h,i	1,177	1,200	1,678	1,887	1,479	1,362
Total cash costs per ounce	i	794	802	1,339	1,630	1,044	989
Total cash costs per ounce (on a co-product basis)	i,j	794	807	1,346	1,636	1,161	1,006
All-in sustaining costs per ounce	i	1,092	1,048	1,753	1,773	1,485	1,293
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,092	1,053	1,760	1,779	1,602	1,310
All-in costs per ounce	i	1,229	1,165	2,006	1,773	1,695	1,436
All-in costs per ounce (on a co-product basis)	i,j	1,229	1,170	2,013	1,779	1,812	1,453

BARRICK SECOND QUARTER 2024	65	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the three months ended 6/30/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		495	245	172	8	96	1,016	56	1,072
Depreciation		(91)	(67)	(43)	(5)	(18)	(224)	(7)	(231)
By-product credits		0	(1)	(1)	0	(40)	(42)	0	(42)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(3)	0	0	0	7	4	0	4
Non-controlling interests		(155)	(68)	(50)	(1)	(18)	(292)	0	(292)
Total cash costs		246	109	78	2	27	462	49	511
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	7	2	2	0	0	11	0	11
Minesite sustaining capital expenditures	f	146	81	23	0	6	261	8	269
Sustaining capital leases		0	0	0	0	1	1	0	1
Rehabilitation - accretion and amortization (operating sites)	g	3	5	0	0	1	9	1	10
Non-controlling interests		(60)	(34)	(9)	0	(3)	(108)	0	(108)
All-in sustaining costs		342	163	94	2	32	636	58	694
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	30	1	0	0	74	1	75
Non-controlling interests		0	(12)	0	0	0	(29)	0	(29)
All-in costs		342	181	95	2	32	681	59	740
Ounces sold - attributable basis (000s ounces)		243	112	72	3	28	458	35	493
Cost of sales per ounce	h,i	1,240	1,346	1,466	1,640	2,075	1,357	1,562	1,371
Total cash costs per ounce	i	1,013	972	1,088	637	948	1,009	1,356	1,034
Total cash costs per ounce (on a co-product basis)	i,j	1,014	976	1,098	640	1,676	1,057	1,361	1,079
All-in sustaining costs per ounce	i	1,407	1,453	1,302	677	1,132	1,388	1,634	1,406
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,408	1,457	1,312	680	1,860	1,436	1,639	1,451
All-in costs per ounce	i	1,407	1,618	1,310	677	1,132	1,489	1,666	1,502
All-in costs per ounce (on a co-product basis)	i,j	1,408	1,622	1,320	680	1,860	1,537	1,671	1,547

($ millions, except per ounce information in dollars)			For the three months ended 6/30/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		177	65	242
Depreciation		(60)	(18)	(78)
By-product credits		(6)	(2)	(8)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(45)	0	(45)
Total cash costs		66	45	111
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	2	2
Minesite sustaining capital expenditures	f	48	25	73
Sustaining capital leases		0	0	0
Rehabilitation - accretion and amortization (operating sites)	g	2	1	3
Non-controlling interests		(19)	0	(19)
All-in sustaining costs		97	73	170
Global exploration and evaluation and project expense	e	0	0	0
Project capital expenditures	f	75	1	76
Non-controlling interests		(30)	0	(30)
All-in costs		142	74	216
Ounces sold - attributable basis (000s ounces)		79	45	124
Cost of sales per ounce	h,i	1,344	1,424	1,390
Total cash costs per ounce	i	840	999	896
Total cash costs per ounce (on a co-product basis)	i,j	886	1,048	943
All-in sustaining costs per ounce	i	1,219	1,599	1,392
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,265	1,648	1,439
All-in costs per ounce	i	1,788	1,614	1,818
All-in costs per ounce (on a co-product basis)	i,j	1,834	1,663	1,865

BARRICK SECOND QUARTER 2024	66	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the three months ended 6/30/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		199	111	91	76	71	548
Depreciation		(60)	(41)	(19)	(7)	(15)	(142)
By-product credits		0	(1)	0	0	(6)	(7)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(28)	0	(12)	(7)	(9)	(56)
Total cash costs		111	69	60	62	41	343
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	76	10	30	5	14	135
Sustaining capital leases		1	3	0	1	0	5
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	1	4
Non-controlling interests		(16)	0	(5)	(1)	(3)	(25)
All-in sustaining costs		173	82	87	67	53	462
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	16	8	19	0	9	52
Non-controlling interests		(3)	0	(3)	0	(1)	(7)
All-in costs		186	90	103	67	61	507
Ounces sold - attributable basis (000s ounces)		140	87	64	45	48	384
Cost of sales per ounce	h,i	1,150	1,269	1,208	1,514	1,231	1,239
Total cash costs per ounce	i	801	797	942	1,380	850	898
Total cash costs per ounce (on a co-product basis)	i,j	801	801	949	1,384	960	915
All-in sustaining costs per ounce	i	1,245	955	1,355	1,465	1,105	1,206
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,245	959	1,362	1,469	1,215	1,223
All-in costs per ounce	i	1,335	1,043	1,606	1,465	1,273	1,321
All-in costs per ounce (on a co-product basis)	i,j	1,335	1,047	1,613	1,469	1,383	1,338

($ millions, except per ounce information in dollars)					For the six months ended 6/30/24
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		929	485	359	176	1,951	129	2,080
Depreciation		(163)	(132)	(79)	(35)	(410)	(19)	(429)
By-product credits		(1)	(2)	(1)	(78)	(82)	0	(82)
Non-recurring items	c	0	0	0	0	0	0	0
Other	d	(9)	0	0	13	4	0	4
Non-controlling interests		(291)	(135)	(108)	(29)	(563)	0	(563)
Total cash costs		465	216	171	47	900	110	1,010
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	6	3	3	3	16	0	16
Minesite sustaining capital expenditures	f	394	137	56	19	623	19	642
Sustaining capital leases		0	0	0	1	2	2	4
Rehabilitation - accretion and amortization (operating sites)	g	7	8	2	3	20	0	20
Non-controlling interests		(158)	(56)	(23)	(10)	(254)	0	(254)
All-in sustaining costs		714	308	209	63	1,307	131	1,438
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0
Project capital expenditures	f	20	68	1	0	110	0	110
Non-controlling interests		(8)	(26)	0	0	(42)	0	(42)
All-in costs		726	350	210	63	1,375	131	1,506
Ounces sold - attributable basis (000s ounces)		409	222	132	61	824	77	901
Cost of sales per ounce	h,i	1,380	1,346	1,664	1,782	1,447	1,689	1,468
Total cash costs per ounce	i	1,136	976	1,293	773	1,092	1,435	1,121
Total cash costs per ounce (on a co-product basis)	i,j	1,138	979	1,299	1,434	1,143	1,443	1,169
All-in sustaining costs per ounce	i	1,745	1,389	1,575	1,043	1,585	1,706	1,595
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,747	1,392	1,581	1,704	1,636	1,714	1,643
All-in costs per ounce	i	1,776	1,578	1,580	1,043	1,667	1,719	1,671
All-in costs per ounce (on a co-product basis)	i,j	1,778	1,581	1,586	1,704	1,718	1,727	1,719

BARRICK SECOND QUARTER 2024	67	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)			For the six months ended 6/30/24
	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific
Cost of sales applicable to gold production		423	133	14	570
Depreciation		(125)	(33)	(2)	(160)
By-product credits		(24)	(4)	(1)	(29)
Non-recurring items	c	0	0	0	0
Other	d	0	0	0	0
Non-controlling interests		(110)	0	0	(110)
Total cash costs		164	96	11	271
General & administrative costs		0	0	0	0
Minesite exploration and evaluation costs	e	0	3	0	3
Minesite sustaining capital expenditures	f	94	46	0	140
Sustaining capital leases		0	0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	3	0	1	4
Non-controlling interests		(38)	0	0	(38)
All-in sustaining costs		223	145	13	381
Global exploration and evaluation and project expense	e	0	0	0	0
Project capital expenditures	f	67	16	46	129
Non-controlling interests		(27)	0	0	(27)
All-in costs		263	161	59	483
Ounces sold - attributable basis (000s ounces)		161	101	12	274
Cost of sales per ounce	h,i	1,578	1,306	1,132	1,458
Total cash costs per ounce	i	1,018	941	941	986
Total cash costs per ounce (on a co-product basis)	i,j	1,110	985	980	1,058
All-in sustaining costs per ounce	i	1,382	1,427	1,079	1,386
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,474	1,471	1,118	1,458
All-in costs per ounce	i	1,630	1,588	4,954	1,759
All-in costs per ounce (on a co-product basis)	i,j	1,722	1,632	4,993	1,831

($ millions, except per ounce information in dollars)				For the six months ended 6/30/24
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		404	193	186	174	145	1,102
Depreciation		(129)	(64)	(36)	(22)	(31)	(282)
By-product credits		0	(1)	(1)	0	(13)	(15)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(55)	0	(24)	(16)	(16)	(111)
Total cash costs		220	128	125	136	85	694
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	126	31	34	7	34	232
Sustaining capital leases		1	4	0	1	0	6
Rehabilitation - accretion and amortization (operating sites)	g	3	1	2	7	1	14
Non-controlling interests		(26)	0	(6)	(2)	(6)	(40)
All-in sustaining costs		324	164	155	149	114	906
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	47	27	30	0	24	128
Non-controlling interests		(9)	0	(4)	0	(4)	(17)
All-in costs		362	191	181	149	134	1,017
Ounces sold - attributable basis (000s ounces)		277	153	96	81	84	691
Cost of sales per ounce	h,i	1,168	1,260	1,622	1,928	1,458	1,376
Total cash costs per ounce	i	794	837	1,301	1,679	1,013	1,004
Total cash costs per ounce (on a co-product basis)	i,j	795	842	1,308	1,686	1,144	1,023
All-in sustaining costs per ounce	i	1,171	1,068	1,617	1,845	1,360	1,312
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,172	1,073	1,624	1,852	1,491	1,331
All-in costs per ounce	i	1,308	1,243	1,878	1,845	1,603	1,471
All-in costs per ounce (on a co-product basis)	i,j	1,309	1,248	1,885	1,852	1,734	1,490

BARRICK SECOND QUARTER 2024	68	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the six months ended 6/30/23
	Footnote	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo	North America
Cost of sales applicable to gold production		888	540	361	14	195	1,998	115	2,113
Depreciation		(154)	(158)	(93)	(9)	(37)	(451)	(15)	(466)
By-product credits		(1)	(2)	(2)	0	(78)	(83)	0	(83)
Non-recurring items	c	0	0	0	0	0	0	0	0
Other	d	(8)	0	0	0	14	6	0	6
Non-controlling interests		(280)	(146)	(103)	(2)	(36)	(567)	0	(567)
Total cash costs		445	234	163	3	58	903	100	1,003
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	15	2	3	0	0	21	0	21
Minesite sustaining capital expenditures	f	262	148	53	0	12	485	20	505
Sustaining capital leases		0	0	0	0	1	1	1	2
Rehabilitation - accretion and amortization (operating sites)	g	6	9	1	0	2	18	1	19
Non-controlling interests		(109)	(61)	(22)	0	(6)	(202)	0	(202)
All-in sustaining costs		619	332	198	3	67	1,226	122	1,348
Global exploration and evaluation and project expense	e	0	0	0	0	0	0	0	0
Project capital expenditures	f	0	54	6	0	0	127	1	128
Non-controlling interests		0	(21)	(2)	0	0	(49)	0	(49)
All-in costs		619	365	202	3	67	1,304	123	1,427
Ounces sold - attributable basis (000s ounces)		407	249	154	5	54	869	75	944
Cost of sales per ounce	h,i	1,325	1,334	1,438	1,632	2,221	1,406	1,521	1,415
Total cash costs per ounce	i	1,094	940	1,059	611	1,068	1,040	1,322	1,062
Total cash costs per ounce (on a co-product basis)	i,j	1,096	944	1,068	613	1,798	1,089	1,327	1,107
All-in sustaining costs per ounce	i	1,521	1,332	1,286	656	1,244	1,411	1,621	1,427
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,523	1,336	1,295	658	1,974	1,460	1,626	1,472
All-in costs per ounce	i	1,521	1,465	1,308	656	1,244	1,501	1,637	1,512
All-in costs per ounce (on a co-product basis)	i,j	1,523	1,469	1,317	658	1,974	1,550	1,642	1,557

($ millions, except per ounce information in dollars)			For the six months ended 6/30/23
	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific
Cost of sales applicable to gold production		361	135	496
Depreciation		(124)	(40)	(164)
By-product credits		(18)	(4)	(22)
Non-recurring items	c	0	0	0
Other	d	0	0	0
Non-controlling interests		(89)	0	(89)
Total cash costs		130	91	221
General & administrative costs		0	0	0
Minesite exploration and evaluation costs	e	0	3	3
Minesite sustaining capital expenditures	f	100	55	155
Sustaining capital leases		0	1	1
Rehabilitation - accretion and amortization (operating sites)	g	3	1	4
Non-controlling interests		(40)	0	(40)
All-in sustaining costs		193	151	344
Global exploration and evaluation and project expense	e	0	0	0
Project capital expenditures	f	136	7	143
Non-controlling interests		(54)	0	(54)
All-in costs		275	158	433
Ounces sold - attributable basis (000s ounces)		169	89	258
Cost of sales per ounce	h,i	1,289	1,504	1,383
Total cash costs per ounce	i	772	1,017	856
Total cash costs per ounce (on a co-product basis)	i,j	844	1,061	918
All-in sustaining costs per ounce	i	1,141	1,678	1,346
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,213	1,722	1,408
All-in costs per ounce	i	1,625	1,760	1,736
All-in costs per ounce (on a co-product basis)	i,j	1,697	1,804	1,798

BARRICK SECOND QUARTER 2024	69	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)				For the six months ended 6/30/23
	Footnote	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Africa & Middle East
Cost of sales applicable to gold production		414	202	174	159	145	1,094
Depreciation		(131)	(66)	(38)	(22)	(31)	(288)
By-product credits		0	(1)	(1)	0	(11)	(13)
Non-recurring items	c	0	0	0	0	0	0
Other	d	0	0	0	0	0	0
Non-controlling interests		(57)	0	(22)	(14)	(17)	(110)
Total cash costs		226	135	113	123	86	683
General & administrative costs		0	0	0	0	0	0
Minesite exploration and evaluation costs	e	0	0	0	0	0	0
Minesite sustaining capital expenditures	f	131	22	60	9	33	255
Sustaining capital leases		2	3	0	1	0	6
Rehabilitation - accretion and amortization (operating sites)	g	1	0	3	1	1	6
Non-controlling interests		(27)	0	(10)	(1)	(6)	(44)
All-in sustaining costs		333	160	166	133	114	906
Global exploration and evaluation and project expense	e	0	0	0	0	0	0
Project capital expenditures	f	65	15	31	0	14	125
Non-controlling interests		(13)	0	(5)	0	(2)	(20)
All-in costs		385	175	192	133	126	1,011
Ounces sold - attributable basis (000s ounces)		274	154	134	97	94	753
Cost of sales per ounce	h,i	1,211	1,311	1,092	1,481	1,293	1,255
Total cash costs per ounce	i	827	879	846	1,275	914	910
Total cash costs per ounce (on a co-product basis)	i,j	827	884	853	1,278	1,014	925
All-in sustaining costs per ounce	i	1,218	1,052	1,240	1,369	1,215	1,207
All-in sustaining costs per ounce (on a co-product basis)	i,j	1,218	1,057	1,247	1,372	1,315	1,222
All-in costs per ounce	i	1,409	1,150	1,434	1,369	1,346	1,347
All-in costs per ounce (on a co-product basis)	i,j	1,409	1,155	1,441	1,372	1,446	1,362

a.Includes Goldrush.

b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

c.Non-recurring items
These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

d.Other
Other adjustments at Carlin include the removal of total cash costs and by-product credits associated with Emigrant starting the second quarter of 2022, which is producing incidental ounces.

e.Exploration and evaluation costs
Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 50 of this MD&A.

f.Capital expenditures
Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are capital spending at new projects and major, discrete projects at existing operations intended to increase net present value through higher production or longer mine life. Significant projects in the current year include the plant expansion project at Pueblo Viejo and the TS solar project at NGM. Refer to page 50 of this MD&A.

g.Rehabilitation - accretion and amortization
Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.Cost of sales per ounce
Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share).

i.Per ounce figures
Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.Co-product costs per ounce
Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

BARRICK SECOND QUARTER 2024	70	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)	For the three months ended 6/30/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	0	1	1	44	46	0	14
Non-controlling interest	0	(1)	0	(17)	(18)	0	(6)
By-product credits (net of non-controlling interest)	0	0	1	27	28	0	8

($ millions)	For the three months ended 6/30/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	3	1	0	1	1	0	7
Non-controlling interest	0	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	3	1	0	1	1	0	6

($ millions)	For the three months ended 3/31/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	1	1	0	34	36	0	10
Non-controlling interest	0	0	0	(13)	(13)	0	(4)
By-product credits (net of non-controlling interest)	1	1	0	21	23	0	6

($ millions)	For the three months ended 3/31/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	1	—	0	0	0	0	6
Non-controlling interest	0	—	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	1	—	0	0	0	0	5

($ millions)		For the three months ended 6/30/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	0	1	1	0	40	42	0
Non-controlling interest	0	(1)	(1)	0	(16)	(18)	0
By-product credits (net of non-controlling interest)	0	0	0	0	24	24	0

($ millions)			For the three months ended 6/30/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	6	2	0	1	0	0	6
Non-controlling interest	(2)	0	0	0	0	0	(1)
By-product credits (net of non-controlling interest)	4	2	0	1	0	0	5

($ millions)	For the six months ended 6/30/24
	Carlin	Cortez[a]	Turquoise Ridge	Phoenix	Nevada Gold Mines[b]	Hemlo	Pueblo Viejo
By-product credits	1	2	1	78	82	0	24
Non-controlling interest	0	(1)	0	(30)	(31)	0	(10)
By-product credits (net of non-controlling interest)	1	1	1	48	51	0	14

($ millions)	For the six months ended 6/30/24
	Veladero	Porgera[k]	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	4	1	0	1	1	0	13
Non-controlling interest	0	0	0	0	0	0	(2)
By-product credits (net of non-controlling interest)	4	1	0	1	1	0	11

($ millions)		For the six months ended 6/30/23
	Carlin	Cortez[a]	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[b]	Hemlo
By-product credits	1	2	2	0	78	83	0
Non-controlling interest	0	(1)	(1)	0	(30)	(32)	0
By-product credits (net of non-controlling interest)	1	1	1	0	48	51	0

BARRICK SECOND QUARTER 2024	71	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

($ millions)		For the six months ended 6/30/23
	Pueblo Viejo	Veladero	Loulo-Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu
By-product credits	18	4	0	1	1	0	11
Non-controlling interest	(6)	0	0	0	0	0	(2)
By-product credits (net of non-controlling interest)	12	4	0	1	1	0	9

k.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from the third quarter of 2020 to the fourth quarter of 2023. On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Ownership of Porgera is now held in a new joint venture owned 51% by PNG stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%. In the first quarter of 2024, Porgera had gold production but did not have any gold sales.

l.Starting in the first quarter of 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of 2023, as previously reported.

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Cost of sales	172	168	176	340	350
Depreciation/amortization	(71)	(60)	(59)	(131)	(103)
Treatment and refinement charges	38	34	50	72	93
Cash cost of sales applicable to equity method investments	84	82	84	166	171
Less: royalties	(16)	(12)	(16)	(28)	(31)
By-product credits	(6)	(5)	(6)	(11)	(10)
Other	0	0	0	0	0
C1 cash costs	201	207	229	408	470
General & administrative costs	5	4	4	9	10
Rehabilitation - accretion and amortization	2	2	2	4	4
Royalties	16	12	16	28	31
Minesite exploration and evaluation costs	1	0	2	1	4
Minesite sustaining capital expenditures	111	83	58	194	91
Sustaining leases	4	1	4	5	7
All-in sustaining costs	340	309	315	649	617
Tonnes sold - attributable basis (thousands of tonnes)	42	39	46	81	86
Pounds sold - attributable basis (millions pounds)	93	86	101	179	190
Cost of sales per pound[a,b]	3.05	3.20	2.84	3.12	3.02
C1 cash costs per pound[a]	2.18	2.40	2.28	2.28	2.48
All-in sustaining costs per pound[a]	3.67	3.59	3.13	3.64	3.26
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2024	72	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating segment

($ millions, except per pound information in dollars)			For the three months ended
	6/30/24			3/31/24			6/30/23
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	78	172	32	82	168	26	83	176	25
Depreciation/amortization	(19)	(70)	(7)	(21)	(60)	(5)	(19)	(59)	(5)
Treatment and refinement charges	0	32	6	0	28	6	0	44	6
Less: royalties	0	(16)	0	0	(12)	0	0	(16)	0
By-product credits	0	0	(6)	0	0	(5)	0	0	(6)
Other	0	0	0	0	0	0	0	0	0
C1 cash costs	59	118	25	61	124	22	64	145	20
Rehabilitation - accretion and amortization	0	2	0	0	2	0	0	2	0
Royalties	0	16	0	0	12	0	0	16	0
Minesite exploration and evaluation costs	1	0	0	0	0	0	2	0	0
Minesite sustaining capital expenditures	6	102	3	5	75	3	12	44	2
Sustaining leases	2	1	1	1	0	0	3	0	1
All-in sustaining costs	68	239	29	67	213	25	81	207	23
Tonnes sold - attributable basis (thousands of tonnes)	9	25	8	9	22	8	10	29	7
Pounds sold - attributable basis (millions pounds)	19	55	19	21	49	16	22	63	16
Cost of sales per pound[a,b]	4.13	3.15	1.67	3.97	3.41	1.61	3.89	2.80	1.61
C1 cash costs per pound[a]	3.12	2.14	1.34	2.95	2.52	1.35	3.02	2.30	1.26
All-in sustaining costs per pound[a]	3.55	4.36	1.53	3.27	4.33	1.55	3.73	3.29	1.42

($ millions, except per pound information in dollars)			For the six months ended
	6/30/24			6/30/23
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	160	340	58	170	350	51
Depreciation/amortization	(40)	(130)	(12)	(39)	(103)	(11)
Treatment and refinement charges	0	60	12	0	80	13
Less: royalties	0	(28)	0	0	(31)	0
By-product credits	0	0	(11)	0	0	(10)
Other	0	0	0	0	0	0
C1 cash costs	120	242	47	131	296	43
Rehabilitation - accretion and amortization	0	4	0	0	4	0
Royalties	0	28	0	0	31	0
Minesite exploration and evaluation costs	1	0	0	4	0	0
Minesite sustaining capital expenditures	11	177	6	17	70	4
Sustaining leases	3	1	1	3	1	3
All-in sustaining costs	135	452	54	155	402	50
Tonnes sold - attributable basis (thousands of tonnes)	18	47	16	20	51	15
Pounds sold - attributable basis (millions pounds)	40	104	35	45	112	33
Cost of sales per pound[a,b]	4.05	3.27	1.64	3.81	3.13	1.57
C1 cash cost per pound[a]	3.03	2.32	1.35	2.93	2.64	1.32
All-in sustaining costs per pound[a]	3.40	4.34	1.54	3.46	3.59	1.51
a.Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
b.Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share).

BARRICK SECOND QUARTER 2024	73	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage
EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.
Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; and other expense adjustments. We also remove the impact of income tax expense, finance costs, finance income and depreciation incurred in our equity method accounted investments. Attributable EBITDA further removes the non-controlling interest portion. We believe these items provide a greater level of consistency with the adjusting items included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from our attributable business, including equity method investments, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and do not necessarily reflect the underlying operating results for the periods presented. Additionally, it is aligned with how we present our forward-looking guidance on gold ounces and copper pounds produced.
Attributable EBITDA margin is calculated as attributable EBITDA divided by revenues - as adjusted. We believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.
Starting with this MD&A, we are presenting net leverage as a non-GAAP ratio. It is calculated as debt, net of cash divided by the sum of adjusted EBITDA of the last four consecutive quarters. We believe this ratio will assist analysts, investors and other stakeholders of Barrick in monitoring our leverage and evaluating our balance sheet.
EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA, adjusted EBITDA and attributable EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA, adjusted EBITDA, attributable EBITDA, EBITDA margin and net leverage differently.

Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

($ millions)	For the three months ended			For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23
Net earnings	634	487	502	1,121	771
Income tax expense	407	174	264	581	469
Finance costs, net[a]	28	10	23	38	60
Depreciation	480	474	480	954	975
EBITDA	1,549	1,145	1,269	2,694	2,275
Impairment charges of non-current assets[b]	1	17	22	18	23
Acquisition/disposition gains	(5)	(1)	(3)	(6)	(6)
Loss (gain) on currency translation	5	12	(12)	17	26
Other expense (income) adjustments[c]	48	(9)	(3)	39	60
Income tax expense, net finance costs[a], and depreciation from equity investees	119	102	95	221	173
Adjusted EBITDA	1,717	1,266	1,368	2,983	2,551
Non-controlling Interests	(428)	(359)	(380)	(787)	(712)
Attributable EBITDA	1,289	907	988	2,196	1,839
Revenues - as adjusted[d]	2,658	2,222	2,346	4,880	4,534
Attributable EBITDA margin[e]	48%	41%	42%	45%	41%
				As at 6/30/24	As at 12/31/23
Net leverage[f]				0.1:1	0.1:1
a.Finance costs exclude accretion.
b.The net impairment charges for the six month periods ended June 30, 2024 and June 30, 2023 relate to miscellaneous assets.
c.For the three and six month periods ended June 30, 2024, other expense (income) adjustments include the interest and penalties recognized following the proposed settlement of the Zaldívar Tax Assessments in Chile. Other expense (income) adjustments for the six month period ended June 30, 2023 mainly related to the $30 million commitment we made towards the expansion of education infrastructure in Tanzania, per our community investment obligations under the Twiga partnership, and care and maintenance expenses at Porgera.
d.Refer to Reconciliation of Sales to Realized Price per ounce/pound on page 76 of this MD&A.
e.Represents attributable EBITDA divided by revenues - as adjusted.
f.Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK SECOND QUARTER 2024	74	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Income to EBITDA by operating site

($ millions)		For the three months ended 6/30/24
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	187	96	51	363	54	156	84	35	45	37
Depreciation	49	35	25	121	39	50	36	15	13	70
EBITDA	236	131	76	484	93	206	120	50	58	107

		For the three months ended 3/31/24
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	147	92	22	296	44	116	64	15	28	(7)
Depreciation	51	46	23	132	37	53	28	15	13	60
EBITDA	198	138	45	428	81	169	92	30	41	53

		For the three months ended 6/30/23
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	169	66	35	287	46	110	60	43	41	0
Depreciation	56	41	26	138	36	49	41	16	13	59
EBITDA	225	107	61	425	82	159	101	59	54	59

($ millions)		For the six months ended 6/30/2024
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	334	188	73	659	98	272	148	50	73	30
Depreciation	100	81	48	253	76	103	64	30	26	130
EBITDA	434	269	121	912	174	375	212	80	99	160

($ millions)	For the six months ended 6/30/2023
	Carlin (61.5%)	Cortez[a] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[b] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	North Mara (84%)	Bulyanhulu (84%)	Lumwana (100%)
Income	235	144	75	476	107	195	93	90	58	(12)
Depreciation	95	97	57	278	75	105	66	32	26	103
EBITDA	330	241	132	754	182	300	159	122	84	91
a.Includes Goldrush.
b.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.

BARRICK SECOND QUARTER 2024	75	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

We believe this provides investors and analysts with a more accurate measure with which to compare to market gold and copper prices and to assess our gold and copper sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.
The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the six months ended
	6/30/24	3/31/24	6/30/23	6/30/24	3/31/24	6/30/23	6/30/24	6/30/23	6/30/24	6/30/23
Sales	2,868	2,528	2,584	219	163	189	5,396	4,995	382	360
Sales applicable to non-controlling interests	(850)	(795)	(787)	0	0	0	(1,645)	(1,510)	0	0
Sales applicable to equity method investments[a,b]	217	151	171	161	136	133	368	297	297	293
Sales applicable to sites in closure or care and maintenance[c]	(3)	(2)	(2)	0	0	0	(5)	(9)	0	0
Treatment and refinement charges	8	7	8	38	34	50	15	15	72	93
Other[d]	0	0	0	0	0	0	0	0	0	0
Revenues – as adjusted	2,240	1,889	1,974	418	333	372	4,129	3,788	751	746
Ounces/pounds sold (000s ounces/millions pounds)[c]	956	910	1,001	93	86	101	1,866	1,955	179	190
Realized gold/copper price per ounce/pound[e]	2,344	2,075	1,972	4.53	3.86	3.70	2,213	1,938	4.21	3.93
a.Represents sales of $189 million and $340 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $151 million and June 30, 2023: $171 million and $297 million, respectively) applicable to our 45% equity method investment in Kibali and $28 million and $28 million, respectively (March 31, 2024: $nil and June 30, 2023: $nil and $nil, respectively) applicable to our 24.5% equity method investment in Porgera for gold. Represents sales of $89 million and $169 million, respectively, for the three and six month periods ended June 30, 2024 (March 31, 2024: $80 million and June 30, 2023: $81 million and $179 million, respectively) applicable to our 50% equity method investment in Zaldívar and $79 million and $141 million, respectively (March 31, 2024: $62 million and June 30, 2023: $58 million and $127 million, respectively), applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.On an attributable basis. Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2e of the 2023 Annual Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK SECOND QUARTER 2024	76	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Craig Fiddes, SME-RM, Lead, Resource Modeling, Nevada Gold Mines; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resource Management and Evaluation Executive (in this capacity, Mr. Bottoms is also responsible on an interim basis for scientific and technical information relating to the Latin America and Asia Pacific region); John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.
All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2023.

Endnotes

1Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 58 to 76 of this MD&A.

2Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick's ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick's ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of NGM, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, and Bulyanhulu, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 24.5% share of Porgera and our 45% share of Kibali.

3Total reportable incident frequency rate ("TRIFR") is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate ("LTIFR") is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

4Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

5A Tier One Gold Asset is an asset with a $1,300/oz reserve with potential for 5 million ounces to support a minimum 10-year life, annual production of at least 500,000 ounces of gold and with all-in sustaining costs per ounce in the lower half of the industry cost curve. A Tier One Copper Asset is an asset with a $3.00/lb reserve with potential for 5 million tonnes or more of contained copper to support a minimum 20-year life, annual production of at least 200ktpa, with all-in sustaining costs per pound in the lower half of the industry cost curve. Tier One Assets must be located in a world class geological district with potential for organic reserve growth and long-term geologically driven addition.

6Refer to the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December 31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.

7See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.

8Indicative gold and copper recovered production profile from Reko Diq is conceptual in nature and subject to change following completion of the updated feasibility study.

9Indicative copper production profile from Lumwana, which is conceptual in nature. Subject to change following completion of the pre-feasibility study.

10Rita K Significant Intercepts

Drill Results from Q2 2024
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	True Width (m)[d]	Ag (g/t)
RKU-23015A	270	14	210.2-214.6	4.4		11.28
			228.3-231.3	3		6.25
			235.9-269.7	33.8		7.92
			289.9-296.9	7		7.63
RKU-23029	77	(9)	25.30-72.54	47.2	7.4	7.58
			142.04-145.08	3	0.5	7.66
			174.96-289.26	114.3	17.9	7.23

BARRICK SECOND QUARTER 2024	77	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

RKU-24002	47	(30)	13.41-29.87	16.2	7.37
			147.83-152.10	4.3	4.34
RKU-24003	100	(20)	9.60-18.29	8.7	5.55
RKU-24004	275	(30)	16.61-23.32	6.7	5.07
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 3.0 meters; internal dilution is less than 20% total width.
b.Carlin Trend drill hole nomenclature: Project area (RKU - Rita K Core) followed by hole number. As of 2022, the first two numbers following “RKU” will denote the year drilled; i.e. RKU-22XXX is a core hole drilled in Rita K in 2022.
c.True width (TW) for RKU drillholes have been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available. True width of the intercepts for RKX drillholes is uncertain at this stage.
d.True intercepts not calculated at this time.

The drilling results for Rita K contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by independent laboratories, ALS Minerals or American Assay Laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.
11Cortez Hanson Significant Interceptsa

Drill Results from Q2 2024
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
CMX-23018	260	(62)	444.4-477.6	33.2	18.42
CMX-24001	264	(42)	472-490.7	18.7	6.40
CMX-24002	250	(50)	385.6-388.6	3.0	5.26
			390.1-392.6	2.4	7.94
			396.2-401.4	5.2	6.70
			408.4-410	1.5	5.28
			419.7-439.2	19.5	13.73
CMX-24003	270	(36)	421.8-423.3	1.5	5.37
CMX-24004	233	(56)	443.5-451.3	7.8	5.97
			474.6-476.1	1.5	4.92
			504.4-506.4	2.0	5.41
CMX-24005	243	(32)	577.9-579.4	1.5	3.58
			653.8-655.3	1.5	4.63
			659.9-664.5	4.6	4.54
a.All intercepts calculated using a 3.42 g/t Au cutoff and are uncapped; minimum intercept width is 1.4 meters; internal dilution is less than 20% total width.
b.Cortez drill hole nomenclature: Project (CMX - CHUG Minex) followed by the year (23 for 2023, 24 for 2024) then hole number.
c.True width of intercepts are uncertain at this stage.

The drilling results for Cortez contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Cortez conform to industry accepted quality control methods.
12Argenta Significant Interceptsa

Drill Results from Q2 2024
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	True Width (m)[c]	Au (g/t)	Interval (m)	True Width (m)[c]	Au (g/t)
DDH-ARG-003	330	(65)	34 - 85	46.55	0.97	40-49	8.20	2.01
			105 - 123	16.40	0.49	71-79	7.31	1.47
a.All intercepts calculated using a 0.3 g/t Au cutoff; minimum downhole intercept width is 15 meters; internal dilution is less than 20% total width.
b.Argenta drill hole nomenclature is defined by sequence of holes with DDH as a prefix for Diamond Drill Hole and ARG as a prefix for Argenta.
c.True width of intercepts are estimated using the angle to core axis.

The drilling results for Argenta contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Argenta conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2024	78	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
13Porgera Wangima Growth Project Significant Interceptsa

Drill Results from Q2 2024
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
U10832	327	11	74.7 - 79.7	5	1.64
U10832	327	11	140.0 - 172.0	32.0	1.56
U10832	327	11	230.5 - 238.2	7.7	1.88
U10833	337	(1)	64.0 - 108.0	44.0	1.31
U10833	337	(1)	233.4 - 245.2	11.9	1.02
U10834	348	5	145.5 - 162.2	16.7	1.20
U10834	348	5	241.6 - 280.6	39.1	2.19	265.4 - 280.6	15.2	3.47
U10835	338	(9)	231.7 - 289.5	57.7	1.47	235.6 - 242.0	6.4	3.77
						281.6 - 289.5	7.8	2.47
P1347	336	(24)	368.5 - 375.7	7.2	1.64
P1347	336	(24)	423.2 - 428.6	5.4	12.31
U10510	041	(7)	466.2 - 482.0	15.8	1.91
a.All intercepts calculated using a 0.90 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 meters; internal dilution is less than 60% total width.
b.Drill hole nomenclature: Defined by U for underground or P for surface.
c.True width of intercepts are estimated using the core axis and are uncertain at this stage.

The drilling results for Porgera Wangima Growth Project contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by Porgera and a portion of the samples are sent offsite for independent assay at ALS Australia. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Porgera Wangima Growth project conform to industry accepted quality control methods.
14Loulo-Gounkoto Significant Interceptsa

Drill Results from Q2 2024
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
BNRC345	270	(50.79)	0 - 4	4	3.80
BNRC345	270	(50.79)	136 - 138	2
BNRC346	270	(50)	18 - 24	6
BNRC346	270	(50)	137 - 139	2
BNRC346	270	(50)	187 - 220	33	1.11	197 - 201	4	3.54
BNRC347	270	(50)	88 - 91	3
BNRC349	271.41	(50.93)	34 - 60	26	0.67	55 - 57	2	3.4
BDH59	90	(50)	228.25 - 230.5	2.25	2.74
BDH59	90	(50)	234 - 248.5	14.05	3.83
BDH60	270	(50)	21.5 - 26.5	5	9.91	22.7 - 26.5	3.8	12.52
BDH60	270	(50)	34 - 40.5	6.5	1.90
BDH60	270	(50)	42.5 - 57.45	14.95	4.48	42.5 - 47.3	4.8	4.95
BDH60	270	(50)				50.9 - 57.45	6.55	5.98
BDH60	270	(50)	61.5 - 66.5	5	2.86	61.5 - 65.5	4	3.23
BDH60	270	(50)	83.5 - 85.5	2	1.75
BDH60	270	(50)	91.5 - 98.5	7	1.09
BDH60	270	(50)	100.5 - 108.5	8	1.53
BDH60	270	(50)	128.5 - 134	5.5	5.09
BDH60	270	(50)	138.5 - 141.5	3	1.59
BDH60	270	(50)	167 - 173	6	1.13
BDH60	270	(50)	183.3 - 198.5	15.2	2.51	189.5 - 194.45	4.95	2.87
BDH60	270	(50)	213 - 217.8	4.8	1.07
BDH60	270	(50)	250 - 256.3	6.3	1.72	253.15 -255.15	2	4.14
BKRC009	90	(50)	104 - 129	25	1.92	107 - 112	5	6.41
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.
b.Loulo-Gounkoto drill hole nomeclature: prospect initial B (Baboto), BN (Baboto North), BK (Barika) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths uncertain at this stage.
d.All intercepts calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters total width.

BARRICK SECOND QUARTER 2024	79	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, SGS. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.
15Tongon Significant Interceptsa

Drill Results from Q2 2024
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
DJDH005	130	(50)	149.6 - 161	11.4	2.73	154.25 -161	6.75	3.05
DJDH005	130	(50)	168 - 191.56	23.56	3.74
DJDH006	130	(50)	152 -155	3	2.75
DJDH006	130	(50)	162 - 164	2	2.9
DJDH006	130	(50)	171 - 175.1	4.1	9.37
DJDH006	130	(50)	182 - 187.9	5.9	3.3	182 - 185.3	3.3	5.18
DJDH006	130	(50)	192.5 - 234.6	42.1	2.5	191.5 - 196.5	5	6.42
DJDH006	130	(50)				210 - 214.8	4.8	8.48
DJDH007	130	(50)	168.33 - 193	24.66	2.91	170 - 179	9	5.96
DJDH007	130	(50)	210.5 - 221.8	11.3	2.05
DJDH008	130	(50)	207.64 - 228.68	21.04	3.86	207.63 - 219	14	5.47
DJDH009	135	(50)	112.4 - 123.1	10.7	4.14	112.4 - 116.56	4.12	9.21
DJDH010	130	(50)	174 - 177	3	2.68
MTDH025	90	(50)	15 - 17	2	3.34
MTDH025	90	(50)	150 - 172.61	22.61	2.23	159 - 166.15	7.15	5.54
MTDH027	90	(50)	145.2 - 162	16.8	1.02
MTDH030	90	(50)	79.5 - 85.2	5.7	1.54
MTDH030	90	(50)	123 - 127.1	4.1	0.86
MTDH030	90	(50)	146 - 182.27	36.27	3.05	147 - 162	15	4.18
MTDH030	90	(50)				167 - 173	6	4
MTDH031	90	(50)	178.1 - 181.1	3	4.35
KKHRC004	270	(50)	1.0 - 8.0	7	4.07	2.0 - 5.0	3	8.54
KKHRC005	270	(50)	85 - 92	7	4.93	86 - 91	5	6.02
KKHRC006	270	(50)	98 - 104	6	1.22
KKHRC007	270	(50)	86 - 89	3	0.88
KKHRC011	270	(50)	23 - 26	3	1.53
KKHRC011	270	(50)	39 - 41	2	1.44
KKHRC010	270	(50)	84 - 91	7	0.92
KKHRC010	270	(50)	96 - 104	8	1.05
KKHAC122	270	(50)	49 - 57	8	1.98	54 -56	2	5.89
KKHAC141	270	(50)	42 - 49	7	1.12
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
b.Tongon drill hole nomenclature: License initial KKH (Korokaha), Target initial: DJ (Djinni), MT (Mercator), followed by type of drilling AC (Air Core), RC (Reverse Circulation), DH (Diamond Drilling).
c.True widths uncertain at this stage.
d.All intercepts calculated using a 2.0 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 2 meters width.
The drilling results for the Tongon property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Tongon property conform to industry accepted quality control methods.

16Kibali Significant Interceptsa

Drill Results from Q2 2024
						Including[d]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[e]	Au (g/t)
AWRC0001	140	(55)	43.00 - 54.00	11	2.46	47.00 - 51.00	4	4.71
AWRC0003	140	(55)	61.00 - 76.00	15	5.90	64.00- 66.00	2	3.39

BARRICK SECOND QUARTER 2024	80	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

						67.00 - 75.00	8	5.1
AWRC0004	140	(55)	59.00 - 76.00	17	2.25	66.00 -72.00	6	4.95
			110.00 - 112.00	2	2.68
AWRC0009	165	(55)	54.00 -65.00	11	1.57	55.00 - 59.00	4	2.89
			74.00 - 78.00	4	0.76
AWRC0010	165	(55)	133.00 - 138.00	5	0.50
			149.00 - 153.00	4	7.99
ORDD0119			312.90 - 323.00	10.1	0.88	315.20 - 320.00	4.8	1.13
			333.00 - 337.60	4.6	0.63
ADD033	135	(75)	222.30 - 232.00	9.7	3.35	227.55- 230.00	2.45	10.56
			247.80 - 252.00	4.2	0.83
			259.00 - 262.10	3.1	0.92
			296.00 - 299.35	3.35	1.20
			348.00 - 352.00	4	0.60
			358.25 - 366.00	7.75	1.36	360.25 - 363.90	3.65	2.11
ADD034	134	(75.3)	220.85 - 223.6	2.75	1.32
			258.00 - 260.20	2.2	6.18
			335.00 - 337.00	2	1.52
			371.00 - 370.00	9	2.64	376.00 - 377.00	1	6.54
ADD035	135	(75)	278.15 - 284.00	5.85	0.85
			289.15 - 299.15	10	2.28	289.15 - 293.15	4	4.3
			317.15 - 321.70	4.55	2.41	318.00 - 319.80	1.8	4.1
			359.00 - 364.80	5.8	0.58
			397.00 - 399.60	2.6	0.74
			415.20 - 417.150	1.95	1.36
			482.65 - 480.65	2	0.91
AGGC0004	93	(61)	0.00 - 12.00	12	2.37
RHDD0053	225.49	(70.37)	82.70- 88.25	5.5	1.57	82.70 - 85.00	2.3	2.70
						86.65 - 88.25	1.6	1.20
			96.15-109.80	13.65	2.97	96.15 - 99.10	2.95	5.33
						104.00 - 109.8	5.8	3.45
RHDD0054	224.12	(70.35)	131.60 - 134.20	2.6	1.12
			142.50 - 146.00	3.5	0.50
RHRC0210	224	(68.43)	68.00 - 72.00	4	1.97	71.00 - 72.00	1	3.68
			110.00 - 112.00	2	0.69
			121.00 - 126.00	5	0.62
RHRC0211	222.32	(68.49)	136.00 - 138.00	2	0.70
RHRC0212	220.83	(68.97)	67.00 - 69.00	2	0.99
			76.00 - 78.00	2	3.35
			93.00 - 101.00	8	1.57	97.00 - 101.00	4	2.22
RHRC0213	225.17	(68.79)	64.00 - 79.00	15	1.09	74.00 - 77.00	3	2.09
			112.00 - 114.00	2	0.76
RHRC0214	222.34	(68.1)	62.00 - 64.00	2	0.97
			131.00 - 135.00	4	0.99
			138.00 - 140.00	2	2.00
			159.00 - 154.00	5	0.85
RHRC0217	225.82	(68.9)	121.00 - 141.00	20	4.64	126.00 - 132.00	6	9.1
						134.00 - 138.00	4	6.98
SSRC0063	213.94	(68.64)	91.00 - 104.00	13	1.76	91.00 - 100.00	9	2.24
SSRC0065	218.72	(68.91)	50.00 - 52.00	2	0.68
KCDU7215	149.41	(75.54)	775.29 - 826.00	50.71	4.66	807.27 -825.20	17.93	8.22
			864.00 - 882.92	18.92	2.32	862.83 - 868.60	5.77	4.91
a.All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2 meters; internal dilution is equal to or less than 25% total width.
b.Kibali drill hole nomenclature: prospect initial (AG=Agbarabo; D=Durba (KCD); O=Oere; AW = Aindi Watsa; SR=AIRBO, SS = Sessenge, RH = Rhino), followed by type of drilling (RC=Reverse Circulation, DD=Diamond, GC=Grade control), with no designation of the year. KCDU=KCD Underground.
c.True width of intercepts are uncertain at this stage.
d.Weighted average is calculated by fence using significant intercepts, over the strike length.
e.All including intercepts, calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 1 meter; no internal dilution, with grade significantly above (>40%) the overall intercept grade.
The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and

BARRICK SECOND QUARTER 2024	81	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.
17North Mara Significant Interceptsa

Drill Results from Q2 2024
						Including
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)
TGDD003	220	(50)	57 - 59	2	1.9
TGDD004	30	(50)	51.3 - 54.3	3.0	1.18
			60.3 - 71.9	11.6	0.92	61.3 - 63.1	1.8	2.00
						67.9 - 68.9	1.0	2.26
a.All intercepts are a weighted average using a 0.5 g/t Au cutoff and are uncapped.
b.North Mara drill hole nomenclature: prospect initial (TG=Tagota) followed by the type of drilling (DD=Diamond) with no designation of the year
c.True widths of intercepts are uncertain at this stage.

The drilling results for North Mara contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by MSA Bulyanhulu, which is independently operated by MSA. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at North Mara property conform to industry accepted quality control methods.

BARRICK SECOND QUARTER 2024	82	MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenue (notes 4 and 5)	$3,162	$2,833	$5,909	$5,476
Costs and expenses (income)
Cost of sales (notes 4 and 6)	1,979	1,937	3,915	3,878
General and administrative expenses	32	28	60	67
Exploration, evaluation and project expenses	97	101	192	172
Impairment charges (note 8b)	1	22	18	23
Loss (gain) on currency translation	5	(12)	17	26
Closed mine rehabilitation	(9)	(13)	(11)	9
Income from equity investees (note 11)	(115)	(58)	(163)	(111)
Other expense (note 8a)	80	18	97	70
Income before finance costs and income taxes	$1,092	$810	$1,784	$1,342
Finance costs, net	(51)	(44)	(82)	(102)
Income before income taxes	$1,041	$766	$1,702	$1,240
Income tax expense (note 9)	(407)	(264)	(581)	(469)
Net income	$634	$502	$1,121	$771
Attributable to:
Equity holders of Barrick Gold Corporation	$370	$305	$665	$425
Non-controlling interests (note 14)	$264	$197	$456	$346

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 7)
Net income
Basic	$0.21	$0.17	$0.38	$0.24
Diluted	$0.21	$0.17	$0.38	$0.24
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2024	83	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Net income	$634	$502	$1,121	$771
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil, $nil, $nil and $nil	—	—	1	—
Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	—	—	—	(3)
Items that will not be reclassified to profit or loss:
Net change on equity investments, net of tax $1, $(1), $1 and $(1)	8	(5)	9	(5)
Total other comprehensive income (loss)	8	(5)	10	(8)
Total comprehensive income	$642	$497	$1,131	$763
Attributable to:
Equity holders of Barrick Gold Corporation	$378	$300	$675	$417
Non-controlling interests	$264	$197	$456	$346
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2024	84	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	$634	$502	$1,121	$771
Adjustments for the following items:
Depreciation	480	480	954	975
Finance costs, net	51	44	82	102
Impairment charges (note 8b)	1	22	18	23
Income tax expense (note 9)	407	264	581	469
Income from equity investees (note 11)	(115)	(58)	(163)	(111)
Gain on sale of non-current assets	(5)	(3)	(6)	(6)
Loss (gain) on currency translation	5	(12)	17	26
Change in working capital (note 10)	112	(33)	(129)	(224)
Other operating activities (note 10)	(29)	(63)	(99)	(26)
Operating cash flows before interest and income taxes	1,541	1,143	2,376	1,999
Interest paid	(131)	(130)	(158)	(153)
Interest received	50	51	118	100
Income taxes paid[1]	(301)	(232)	(417)	(338)
Net cash provided by operating activities	1,159	832	1,919	1,608
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 4)	(819)	(769)	(1,547)	(1,457)
Sales proceeds	7	3	7	6
Investment sales	33	—	33	—
Funding of equity method investments (note 11)	(11)	—	(55)	—
Dividends received from equity method investments (note 11)	42	18	89	85
Shareholder loan repayments from equity method investments	45	5	90	5
Net cash used in investing activities	(703)	(743)	(1,383)	(1,361)
FINANCING ACTIVITIES
Lease repayments	(4)	(4)	(7)	(8)
Dividends	(175)	(174)	(350)	(349)
Share buyback program (note 13)	(49)	—	(49)	—
Funding from non-controlling interests (note 14)	30	10	52	10
Disbursements to non-controlling interests (note 14)	(169)	(162)	(290)	(224)
Pueblo Viejo JV partner shareholder loan	5	21	(2)	41
Net cash used in financing activities	(362)	(309)	(646)	(530)
Effect of exchange rate changes on cash and equivalents	—	—	(2)	—
Net increase (decrease) in cash and equivalents	94	(220)	(112)	(283)
Cash and equivalents at the beginning of period	3,942	4,377	4,148	4,440
Cash and equivalents at the end of period	$4,036	$4,157	$4,036	$4,157
1Income taxes paid excludes $12 million (2023: $28 million) for the three months ended June 30, 2024 and $29 million (2023: $56 million) for the six months ended June 30, 2024 of income taxes payable that were settled against offsetting value added taxes (“VAT”) receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2024	85	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Gold Corporation	As at June 30,	As at December 31,
(in millions of United States dollars) (Unaudited)	2024	2023
ASSETS
Current assets
Cash and equivalents	$4,036	$4,148
Accounts receivable	566	693
Inventories	1,684	1,782
Other current assets	916	815
Total current assets	$7,202	$7,438
Non-current assets
Non-current portion of inventory	2,725	2,738
Equity in investees (note 11)	4,262	4,133
Property, plant and equipment	26,994	26,416
Intangible assets	148	149
Goodwill	3,581	3,581
Other assets	1,307	1,356
Total assets	$46,219	$45,811
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,386	$1,503
Debt	11	11
Current income tax liabilities	427	303
Other current liabilities	568	539
Total current liabilities	$2,392	$2,356
Non-current liabilities
Debt	4,713	4,715
Provisions	1,946	2,058
Deferred income tax liabilities	3,471	3,439
Other liabilities	1,202	1,241
Total liabilities	$13,724	$13,809
Equity
Capital stock (note 13)	$28,071	$28,117
Deficit	(6,400)	(6,713)
Accumulated other comprehensive income	34	24
Other	1,911	1,913
Total equity attributable to Barrick Gold Corporation shareholders	$23,616	$23,341
Non-controlling interests (note 14)	8,879	8,661
Total equity	$32,495	$32,002
Contingencies and commitments (notes 4 and 15)
Total liabilities and equity	$46,219	$45,811
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2024	86	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	665	—	—	665	456	1,121
Total other comprehensive income	—	—	—	10	—	10	—	10
Total comprehensive income	—	—	665	10	—	675	456	1,131
Transactions with owners
Dividends	—	—	(350)	—	—	(350)	—	(350)
Funding from non-controlling interests (note 14)	—	—	—	—	—	—	52	52
Disbursements to non-controlling interests (note 14)	—	—	—	—	—	—	(290)	(290)
Dividend reinvestment plan (note 13)	114	2	(2)	—	—	—	—	—
Share buyback program (note 13)	(2,950)	(48)	—	—	(2)	(50)	—	(50)
Total transactions with owners	(2,836)	(46)	(352)	—	(2)	(400)	(238)	(638)
At June 30, 2024	1,752,734	$28,071	($6,400)	$34	$1,911	$23,616	$8,879	$32,495

At January 1, 2023	1,755,350	$28,114	($7,282)	$26	$1,913	$22,771	$8,518	$31,289
Net income	—	—	425	—	—	425	346	771
Total other comprehensive loss	—	—	—	(8)	—	(8)	—	(8)
Total comprehensive income (loss)	—	—	425	(8)	—	417	346	763
Transactions with owners
Dividends	—	—	(349)	—	—	(349)	—	(349)
Funding from non-controlling interests	—	—	—	—	—	—	10	10
Disbursements to non-controlling interests	—	—	—	—	—	—	(228)	(228)
Dividend reinvestment plan	118	2	(2)	—	—	—	—	—
Total transactions with owners	118	2	(351)	—	—	(349)	(218)	(567)
At June 30, 2023	1,755,468	$28,116	($7,208)	$18	$1,913	$22,839	$8,646	$31,485
1Includes cumulative translation losses at June 30, 2024: $95 million (December 31, 2023: $95 million; June 30, 2023: $95 million).
2Includes additional paid-in capital as at June 30, 2024: $1,873 million (December 31, 2023: $1,875 million; June 30, 2023: $1,875 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK SECOND QUARTER 2024	87	FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ■ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick shares trade on the New York Stock Exchange under the symbol GOLD and the Toronto Stock Exchange under the symbol ABX. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.
We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d'Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Papua New Guinea, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas, Asia and Africa.

2 ■ Material Accounting Policy Information

a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting. These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policy information was presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2023 ("2023 Annual Financial Statements"), and have been consistently applied in the preparation of these interim financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on August 9, 2024.

b)  New Accounting Standards Issued
Certain new accounting standards and interpretations have been published that are either applicable in the current year or not mandatory for the current period. We have assessed these standards, including Amendments to IAS 1 - Non-current Liabilities with Covenants, and determined they do not have a material impact on Barrick in the current reporting period. In addition, the following standards have been issued by the IASB and we are currently assessing the impact on our consolidated financial statements.
■Amendments to the Classification and Measurement of Financial Instruments (IFRS 9 and IFRS 7) with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2026.
■IFRS 18 Presentation and Disclosure in Financial Statements with mandatory application of the standard in annual reporting periods beginning on or after January 1, 2027.
No standards have been early adopted in the current period.

3 ■ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2023 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2023 Annual Financial Statements.

a) Provision for Environmental Rehabilitation (“PER”)
Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. The change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statements of income. We recorded a net decrease of $59 million (2023: $76 million net decrease) to the PER at our minesites for the three months ended June 30, 2024 and a net decrease of $100 million (2023: $38 million net decrease) for the six months ended June 30, 2024 primarily due to spending incurred during the year and an increase in the discount rate, partially offset by accretion.
Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b) Pascua-Lama
The Pascua-Lama project received $447 million as at June 30, 2024 (December 31, 2023: $472 million) in VAT refunds in Chile under the export incentive VAT regime relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Barrick is in discussions with the relevant Chilean authorities on this export commitment.
In addition, we have recorded $10 million in VAT recoverable in Argentina as at June 30, 2024 (December 31, 2023: $9 million) relating to the development of the Argentinean side of the project. This balance may not be fully recoverable if the project does not enter into production and is subject to foreign currency risk as the amount is recoverable in Argentine pesos.

BARRICK SECOND QUARTER 2024	88	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
c) Contingencies
Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to Note 15 for further details on contingencies.

4 ■ Segment Information

Barrick’s business is organized into sixteen minesites. Barrick’s Chief Operating Decision Maker ("CODM") (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$770	$381	$80	$3	$4	$302
Cortez[2]	385	167	57	3	1	157
Turquoise Ridge[2]	268	143	42	2	—	81
Pueblo Viejo[2]	314	150	63	1	2	98
Loulo-Gounkoto[2]	404	136	62	—	10	196
Kibali	189	71	36	—	(2)	84
Lumwana	219	102	70	—	10	37
North Mara[2]	140	76	18	—	3	43
Bulyanhulu[2]	129	58	16	—	2	53
Other Mines[2]	530	287	65	3	6	169
Reportable segment total	$3,348	$1,571	$509	$12	$36	$1,220
Share of equity investees	(189)	(71)	(36)	—	2	(84)
Segment total	$3,159	$1,500	$473	$12	$38	$1,136

Consolidated Statement of Income Information

		Cost of Sales
For the three months ended June 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$779	$404	$91	$7	$2	$275
Cortez[2]	359	178	67	5	1	108
Turquoise Ridge[2]	232	129	43	2	—	58
Pueblo Viejo[2]	258	117	60	1	3	77
Loulo-Gounkoto[2]	344	139	60	2	4	139
Kibali	172	70	41	—	1	60
Lumwana	189	117	59	10	3	—
North Mara[2]	149	72	19	—	7	51
Bulyanhulu[2]	119	56	15	—	1	47
Other Mines[2]	392	245	56	2	16	73
Reportable segment total	$2,993	$1,527	$511	$29	$38	$888
Share of equity investees	(172)	(70)	(41)	—	(1)	(60)
Segment total	$2,821	$1,457	$470	$29	$37	$828

BARRICK SECOND QUARTER 2024	89	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,482	$766	$163	$6	$6	$541
Cortez[2]	798	353	132	4	3	306
Turquoise Ridge[2]	479	280	79	3	—	117
Pueblo Viejo[2]	604	298	125	2	4	175
Loulo-Gounkoto[2]	765	275	129	—	22	339
Kibali	341	129	64	—	—	148
Lumwana	382	210	130	—	12	30
North Mara[2]	254	150	36	—	8	60
Bulyanhulu[2]	235	114	31	—	3	87
Other Mines[2]	912	511	112	6	11	272
Reportable segment total	$6,252	$3,086	$1,001	$21	$69	$2,075
Share of equity investees	(341)	(129)	(64)	—	—	(148)
Segment total	$5,911	$2,957	$937	$21	$69	$1,927

Consolidated Statement of Income Information

		Cost of Sales
For the six months ended June 30, 2023	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$1,290	$734	$154	$15	$4	$383
Cortez[2]	784	382	158	7	3	234
Turquoise Ridge[2]	486	268	93	3	—	122
Pueblo Viejo[2]	549	237	124	2	4	182
Loulo-Gounkoto[2]	665	283	131	2	5	244
Kibali	299	136	66	—	4	93
Lumwana	360	247	103	17	5	(12)
North Mara[2]	307	136	38	—	26	107
Bulyanhulu[2]	230	114	31	—	17	68
Other Mines[2]	786	496	127	4	36	123
Reportable segment total	$5,756	$3,033	$1,025	$50	$104	$1,544
Share of equity investees	(299)	(136)	(66)	—	(4)	(93)
Segment total	$5,457	$2,897	$959	$50	$100	$1,451
1Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended June 30, 2024, accretion expense was $14 million (2023: $12 million) and for the six months ended June 30, 2024, accretion expense was $27 million (2023: $24 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended June 30, 2024 for Nevada Gold Mines $603 million, $369 million, $228 million (2023: $578 million, $390 million, $179 million), Pueblo Viejo $127 million, $84 million, $42 million (2023: $105 million, $70 million, $35 million), Loulo-Gounkoto $81 million, $40 million, $40 million (2023: $69 million, $40 million, $28 million), North Mara and Bulyanhulu $43 million, $27 million, $16 million (2023: $43 million, $26 million, $17 million), and Tongon $13 million, $10 million, $2 million (2023: $11 million, $7 million, $2 million) and for the six months ended June 30, 2024 for Nevada Gold Mines $1,175 million, $750 million, $414 million (2023: $1,083 million, $769 million, $299 million), Pueblo Viejo $245 million, $168 million, $76 million (2023: $221 million, $143 million, $77 million), Loulo-Gounkoto $153 million, $81 million, $69 million (2023: $133 million, $83 million, $50 million), North Mara and Bulyanhulu $78 million, $53 million, $24 million (2023: $86 million, $51 million, $29 million) and Tongon $21 million, $18 million, $3 million (2023: $22 million, $16 million, $5 million), respectively.

BARRICK SECOND QUARTER 2024	90	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Segment income	$1,136	$828	$1,927	$1,451
Other revenue	3	12	(2)	19
Other cost of sales/amortization	(6)	(10)	(21)	(22)
Exploration, evaluation and project expenses not attributable to segments	(85)	(72)	(171)	(122)
General and administrative expenses	(32)	(28)	(60)	(67)
Other income (expense) not attributable to segments	(56)	6	(55)	4
Impairment charges	(1)	(22)	(18)	(23)
Loss (gain) on currency translation	(5)	12	(17)	(26)
Closed mine rehabilitation	9	13	11	(9)
Income from equity investees	115	58	163	111
Finance costs, net (includes non-segment accretion)	(37)	(32)	(55)	(78)
Gain on non-hedge derivatives	—	1	—	2
Income before income taxes	$1,041	$766	$1,702	$1,240

Capital Expenditures Information	Segment capital expenditures[1]
	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Carlin	$226	$143	$429	$263
Cortez	99	115	193	201
Turquoise Ridge	26	23	56	50
Pueblo Viejo	93	119	150	246
Loulo-Gounkoto	100	91	174	195
Kibali	36	25	61	44
Lumwana	114	72	193	124
North Mara	27	45	71	85
Bulyanhulu	30	23	61	43
Other Mines	64	54	114	115
Reportable segment total	$815	$710	$1,502	$1,366
Other items not allocated to segments	46	92	78	133
Total	$861	$802	$1,580	$1,499
Share of equity investees	(36)	(25)	(61)	(44)
Total	$825	$777	$1,519	$1,455
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended June 30, 2024, cash expenditures were $819 million (2023: $769 million) and the increase in accrued expenditures was $6 million (2023: $8 million increase). For the six months ended June 30, 2024, cash expenditures were $1,547 million (2023: $1,457 million) and the decrease in accrued expenditures was $28 million (2023: $2 million decrease).

Purchase Commitments
At June 30, 2024, we had purchase obligations for supplies and consumables of $1,834 million (December 31, 2023: $1,827 million).

Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $373 million at June 30, 2024 (December 31, 2023: $258 million).

BARRICK SECOND QUARTER 2024	91	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
5 ■ Revenue

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Gold sales
Spot market sales	$2,754	$2,490	$5,170	$4,816
Concentrate sales	109	97	212	174
Provisional pricing adjustments	5	(3)	14	5
	$2,868	$2,584	$5,396	$4,995
Copper sales
Concentrate sales	$223	$200	$382	$359
Provisional pricing adjustments	(4)	(11)	—	1
	$219	$189	$382	$360
Other sales[1]	75	60	131	121
Total	$3,162	$2,833	$5,909	$5,476
1Revenues include the sale of by-products for our gold and copper mines.

6 ■ Cost of Sales

	Gold		Copper		Other[3]		Total
For the three months ended June 30	2024	2023	2024	2023	2024	2023	2024	2023
Site operating costs[1,2]	$1,289	$1,244	$84	$100	$—	$—	$1,373	$1,344
Depreciation[1]	401	413	71	59	8	8	480	480
Royalty expense	99	88	16	16	—	—	115	104
Community relations	10	8	1	1	—	—	11	9
	$1,799	$1,753	$172	$176	$8	$8	$1,979	$1,937
	Gold		Copper		Other[3]		Total
For the six months ended June 30	2024	2023	2024	2023	2024	2023	2024	2023
Site operating costs[1,2]	$2,546	$2,452	$179	$215	$—	$—	$2,725	$2,667
Depreciation[1]	808	858	131	103	15	14	954	975
Royalty expense	187	189	28	31	—	—	215	220
Community relations	19	15	2	1	—	—	21	16
	$3,560	$3,514	$340	$350	$15	$14	$3,915	$3,878
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value as follows: $11 million for the three months ended June 30, 2024 (2023: $1 million) and $33 million for the six months ended June 30, 2024 (2023: $14 million).
2Site operating costs includes the costs of extracting by-products.
3Other includes corporate amortization.

7 ■ Earnings Per Share

	For the three months ended June 30				For the six months ended June 30
	2024		2023		2024		2023
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$634	$634	$502	$502	$1,121	$1,121	$771	$771
Net income attributable to non-controlling interests	(264)	(264)	(197)	(197)	(456)	(456)	(346)	(346)
Net income attributable to equity holders of Barrick Gold Corporation	$370	$370	$305	$305	$665	$665	$425	$425
Weighted average shares outstanding	1,755	1,755	1,755	1,755	1,755	1,755	1,755	1,755
Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.21	$0.21	$0.17	$0.17	$0.38	$0.38	$0.24	$0.24

BARRICK SECOND QUARTER 2024	92	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
8 ■ Other Expense

a) Other Expense (Income)

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Other expense:
Bank charges	$2	$—	$3	$1
Litigation	7	4	11	9
Loss on warrant investments at fair value through profit or loss ("FVPL")	1	3	3	5
Porgera care and maintenance costs	—	13	—	30
Tanzania education program	—	—	—	30
Tax interest and penalties	61	—	61	—
Other	18	8	34	14
Total other expense	$89	$28	$112	$89
Other income:
Gain on sale of non-current assets	($5)	($3)	($6)	($6)
Gain on non-hedge derivatives	—	(1)	—	(2)
Interest income on other assets	(4)	(6)	(9)	(11)
Total other income	($9)	($10)	($15)	($19)
Total	$80	$18	$97	$70

b) Impairment Charges

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Impairment charges of non-current assets	$1	$22	$18	$23
Total	$1	$22	$18	$23

9 ■ Income Tax Expense

	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Current	$412	$246	$552	$428
Deferred	(5)	18	29	41
Total	$407	$264	$581	$469

Income tax expense was $581 million for the six months ended June 30, 2024 (2023: $469 million). The unadjusted effective income tax rate for the six months ended June 30, 2024 was 34% of income before income taxes.
The underlying effective income tax rate on ordinary income for the six months ended June 30, 2024 was 24% after adjusting for the impact of foreign currency translation losses on deferred tax balances; the impact of the de-recognition of deferred tax assets; the impact of net impairment charges; the impact of updates to the rehabilitation provision for our non-operating mines; the impact of non-deductible foreign exchange losses; the impact of changes to uncertain tax positions; and the impact of other expense adjustments.
Currency Translation
Current and deferred tax balances are subject to remeasurement for changes in foreign currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (typically US dollars). The most significant balances relate to Argentine and Malian tax liabilities.
In the six months ended June 30, 2024, a tax expense of $36 million (2023: $1 million tax expense) arose primarily from translation losses on deferred tax balances in Argentina and Mali due to the weakening of the Argentine peso and West African CFA franc, respectively, against the US dollar. These net translation losses are included within income tax expense.

Withholding Taxes
For the six months ended June 30, 2024, we have recorded $20 million (2023: $32 million related to the United States) of dividend withholding taxes related to the undistributed and distributed earnings of our subsidiaries in the United States and Peru, respectively.

United States Tax Reform
In August 2022, President Joe Biden signed the Inflation Reduction Act (“the Act”) into law. The Act includes a 15% corporate alternative minimum tax (“CAMT”) that is imposed on applicable financial statement income and therefore would be considered in scope for IAS 12 given it is a tax on profits. The CAMT is effective for tax years beginning after December 31, 2022 and CAMT credit carryforwards have an indefinite life. Barrick is subject to CAMT because the Company meets the applicable income thresholds for a foreign-parented multi-national group.
We are awaiting the final US Treasury Regulations detailing the application of CAMT.
For the six months ended June 30, 2024, the deferred tax asset arising from the CAMT credit carryforwards has been recognized on the basis we expect that it will be recovered against US Federal Income Tax in the future.

Organization for Economic Co-operation and Development (“OECD”) Pillar Two model rules
In October 2021, more than 135 jurisdictions agreed to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting Statement on a Two-Pillar Solution to Address the Tax Challenges Arising from the Digitalization of the Economy. Since then, the OECD has published model rules and other documents related to the second pillar of this solution (the Pillar Two model rules). The Pillar Two model rules provide a template that jurisdictions can translate into domestic tax law and implement as part of an agreed common approach.
Pillar Two legislation in Canada has been enacted in the second quarter of 2024 and came into effect for fiscal years commencing on or after December 31, 2023. Other jurisdictions where the group operates have either enacted legislation or are in the process of doing so.
In terms of the potential implications for income tax accounting, we have applied the exception available under the amendments to IAS 12 published by the IASB in May 2023 and are not recognizing or disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. Based on the analysis performed to date to assess our exposure to the recently enacted Pillar Two income taxes in Canada, we do not expect the impact of Pillar Two provisions to be material to the Company for 2024 although this assessment is ongoing.

BARRICK SECOND QUARTER 2024	93	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
10 ■ Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended June 30		For the six months ended June 30
	2024	2023	2024	2023
Adjustments for non-cash income statement items:
Gain on non-hedge derivatives	$—	($1)	$—	($2)
Loss on warrant investments at FVPL	1	3	3	5
Tanzania education program	—	—	—	30
Tax interest and penalties	61	—	61	—
Share-based compensation expense	5	6	18	25
Change in estimate of rehabilitation costs at closed mines	(9)	(13)	(11)	9
Inventory impairment charges	8	1	22	10
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(9)	(7)	(16)	(17)
Change in other assets and liabilities	(40)	(13)	(59)	20
Settlement of share-based compensation	(7)	—	(46)	(29)
Settlement of rehabilitation obligations	(39)	(39)	(71)	(77)
Other operating activities	($29)	($63)	($99)	($26)
Cash flow arising from changes in:
Accounts receivable	$42	($31)	$81	($25)
Inventory	40	(3)	12	(75)
Value added taxes receivable[1,2]	(52)	(53)	(151)	(94)
Other current assets[2]	(12)	(8)	(13)	29
Accounts payable	91	71	(50)	(48)
Other current liabilities	3	(9)	(8)	(11)
Change in working capital	$112	($33)	($129)	($224)
1 Excludes $12 million (2023: $28 million) for the three months ended June 30, 2024 and $29 million (2023: $56 million) for the six months ended June 30, 2024 of VAT receivables that were settled against offsetting of income taxes payable and $8 million (2023: $73 million) for the three months ended June 30, 2024 and $8 million (2023: $98 million) for the six months ended June 30, 2024 of VAT receivables that were settled against offsetting of other duties and liabilities.
2    2023 figures have been changed to present VAT receivables separately from other current assets.

11 ■ Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2023	$2,659	$382	$890	$—	$52	$3,983
Investment in equity accounting method investment	—	—	—	703	—	703
Equity pick-up (loss) from equity investees	145	102	(16)	—	1	232
Dividends received from equity investees	(180)	(93)	—	—	—	(273)
Non-cash dividends received from equity investees	(505)	—	—	—	—	(505)
Shareholder loan repayment	—	—	—	—	(7)	(7)
At December 31, 2023	$2,119	$391	$874	$703	$46	$4,133
Equity pick-up (loss) from equity investees	72	63	8	21	(1)	163
Funds invested	—	—	—	55	—	55
Dividends received from equity investees	(36)	(53)	—	—	—	(89)
At June 30, 2024	$2,155	$401	$882	$779	$45	$4,262

BARRICK SECOND QUARTER 2024	94	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
12 ■ Fair Value Measurements

a) Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at June 30, 2024	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)
Other investments[1]	$102	$—	$—	$102
Receivables from provisional copper and gold sales	—	152	—	152
	$102	$152	$—	$254
1    Includes equity investments in other mining companies.

b) Fair Values of Financial Assets and Liabilities

	As at June 30, 2024		As at December 31, 2023
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$748	$748	$807	$807
Other investments[2]	102	102	131	131
	$850	$850	$938	$938
Financial liabilities
Debt[3]	$4,724	$4,844	$4,726	$5,107
Other liabilities	627	627	574	574
	$5,351	$5,471	$5,300	$5,681
1Includes restricted cash and amounts due from our partners.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
3Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2023 Annual Financial Statements and have been consistently applied in these interim financial statements.

13 ■ Capital Stock

a) Authorized Capital Stock
Our authorized capital stock is composed of an unlimited number of common shares (issued 1,752,734,380 common shares as at June 30, 2024). Our common shares have no par value.

b) Dividends
The Company’s practice has been to declare dividends after a quarter as part of the announcement of the results for the quarter. Dividends declared are paid in the same quarter.
The Company’s dividend reinvestment plan resulted in 114,826 common shares issued to shareholders for the six months ended June 30, 2024.

c) Share Buyback Program
At the February 13, 2024 meeting, the Board of Directors authorized a new share buyback program for the repurchase of up to $1.0 billion of the Company’s outstanding common shares over the next 12 months. During the six months ended June 30, 2024, Barrick purchased 2.95 million common shares for a total of $49 million under this program.
The actual number of common shares that may be purchased, and the timing of any such purchases, will be determined by Barrick based on a number of factors, including the Company's financial performance, the availability of cash flows, and the consideration of other uses of cash, including capital investment opportunities, returns to shareholders, and debt reduction.
The repurchase program does not obligate the Company to acquire any particular number of common shares, and the repurchase program may be suspended or discontinued at any time at the Company's discretion.

14 ■ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo-Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at June 30, 2024	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2023	$6,068	$1,128	$321	$739	$13	$329	($80)	$8,518
Share of income (loss)	548	63	25	69	7	(31)	—	681
Cash contributed	—	—	—	—	—	40	—	40
Disbursements	(454)	(48)	(24)	(48)	(4)	—	—	(578)
At December 31, 2023	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
Share of income (loss)	389	37	15	45	2	(32)	—	456
Cash contributed	—	—	—	—	—	52	—	52
Disbursements	(242)	(28)	—	(20)	—	—	—	(290)
At June 30, 2024	$6,309	$1,152	$337	$785	$18	$358	($80)	$8,879
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.

BARRICK SECOND QUARTER 2024	95	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

OVERVIEW	OPERATING PERFORMANCE	GROWTH PROJECTS & EXPLORATION	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	FINANCIAL STATEMENTS
15 ■ Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.
Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 35 “Contingencies” to the 2023 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2023 Annual Financial Statements.
The description set out below should be read in conjunction with Note 35 “Contingencies” to the 2023 Annual Financial Statements.

Litigation and Claims Update
Pascua-Lama — Proposed Canadian Securities Class Actions
In the Quebec proceeding, the Plaintiff filed his Originating Application, (which is the Quebec equivalent of a Statement of Claim), on February 22, 2024. Barrick filed its formal appearance on March 8, 2024.
In the Ontario case, on April 15, 2024, the Plaintiffs filed an application for leave to appeal to the Supreme Court of Canada from the February 13, 2024 decision of the Court of Appeal. Barrick filed its response in opposition to the Plaintiffs’ application on May 17, 2024, and the Plaintiffs filed a reply on May 27, 2024. The leave application remains pending.
Veladero –- Operational Incidents and Associated Proceedings
On February 22, 2024, the Supreme Court of San Juan Province rejected the legal action brought by MAS in September 2017 to challenge certain aspects of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2015 incident. MAS did not appeal this decision and the matter is now closed.
On March 14, 2024, MAS withdrew its appeal of the administrative sanction issued by the San Juan Provincial mining authority in connection with the September 2016 and March 2017 incidents. This matter is now closed.

Veladero –- Federal Amparo Action
On June 28, 2024, the Federal Court rejected the National Minister of Environment’s request for, among other things, an injunction requiring the cessation and/or suspension of activities at the Veladero mine. The National Minister of the Environment appealed this decision to the Federal Chamber of Appeals and, on July 12, 2024, the Federal Court granted leave to appeal. MAS has not yet been notified of the Federal Court’s decision to grant leave, and a hearing date for the appeal has not yet been scheduled.

Veladero — Tax Assessment and Criminal Charges
On February 27, 2024, the Court of Cassation rejected the appeal brought by the Argentinean Federal Tax Authority (“AFIP”), upholding the Court of Appeals’ dismissal of the criminal charges against the MAS directors. AFIP did not appeal this decision and the matter is now closed.

Writ of Kalikasan
On February 14, 2024, the Court issued a Resolution confirming that the suspension of the proceeding will be extended and that the various motions that remain pending will be held in abeyance for six months, until August 13, 2024. Barrick intends to file for a further extension of the suspension.

North Mara — Ontario Litigation
In February 2024, an additional action was commenced against the Company in the Ontario Superior Court of Justice on behalf of different named plaintiffs in respect of alleged security-related incidents said to have occurred in the vicinity of the North Mara mine. The Statement of Claim in this second action is substantially similar to the Statement of Claim issued in November 2022.
Similar to the first action, Barrick has filed a motion to dismiss or permanently stay the second Ontario action on the basis that the Ontario Superior Court does not have jurisdiction or, alternatively, on the basis that the matters at issue should be adjudicated in Tanzania. This motion will be heard in October 2024 together with a parallel motion to dismiss or permanently stay the first Ontario action.

Loulo-Gounkoto Tax Dispute — VAT Credit Offsets
The 6-month stay of enforcement of the tax collection notices expired in June 2024. The Company is continuing to engage with the Malian tax authority with respect to this matter and has requested that the stay be extended for so long as those discussions remain ongoing. See “Loulo-Gounkoto Mining Convention Negotiations” below.

Loulo-Gounkoto Mining Convention Negotiations
The Company has continued to engage with the Government of Mali to resolve this matter in a manner that protects the pre-existing rights of Loulo and Gounkoto while also achieving the stated objectives of the Transitional Government to secure a larger share of economic benefits from the mining industry. Barrick has received correspondence from the Malian Government reiterating its commitment to continued partnership with Barrick while seeking a number of changes to the tax, financial and legal regimes applicable to the Loulo-Gounkoto complex, among other demands. Barrick is continuing to engage with the committee established by the Transitional Government on proposed changes to the tax, financial and legal regime that address the Government’s objectives while protecting the economic viability of the Loulo-Gounkoto complex going forward.

Zaldívar Chilean Tax Assessments
Compañía Minera Zaldívar Ltda. (CMZ), Barrick's Chilean subsidiary that holds the Company's interest in the Zaldívar mine, and the Chilean IRS expect to jointly file an application during the third quarter of 2024 with the Court of Appeals in La Serena to seek approval from the Court to settle the litigation associated with the Zaldívar Tax Assessments and related claims. The Company has recorded an estimated amount for the potential liability arising from this matter.

Zaldívar Water Claims
Additional Court-ordered evidentiary measures were completed on March 1, 2024, and the evidentiary record is now closed. A decision from the Court is pending.

BARRICK SECOND QUARTER 2024	96	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Shares Listed
GOLD     The New York Stock Exchange
ABX    The Toronto Stock Exchange

Transfer Agents and Registrars
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario M5H 4H1
Canada
or
Equiniti Trust Company, LLC
6201 – 15th Avenue
Brooklyn, New York 11219
USA

Telephone: 1 800 387 0825
Fax: 1 888 249 6189

Email: shareholderinquiries@tmx.com
Website: www.tsxtrust.com

Corporate Office
Barrick Gold Corporation
161 Bay Street, Suite 3700
Toronto, Ontario M5J 2S1
Canada

Telephone: +1 416 861 9911
Email: investor@barrick.com
Website: www.barrick.com

Enquiries
President and Chief Executive Officer
Mark Bristow
+1 647 205 7694
+44 7880 711 386

Senior Executive Vice-President and
Chief Financial Officer
Graham Shuttleworth
+1 647 262 2095
+44 7797 711 338

Investor and Media Relations
Kathy du Plessis
+44 207 557 7738
Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”, “vision”, “aim”, “on track”, “strategy”, “target”, “plan”, “opportunities”, “guidance”, “forecast”, “outlook”, “objective”, “intend”, “project”, “pursue”, “develop”, “progress”, “in progress”; “continue”, “committed”, “budget”, “estimate”, “potential”, “prospective”, “future”, “focus”, “during”, “ongoing”, “following”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance, including the anticipated increase in gold and copper production during the remainder of 2024; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the share buyback program and performance dividend policy, including the criteria for dividend payments; mine life and production rates; the resumption of operations at the Porgera mine and expected ramp up of mining and processing in 2024; our plans and expected completion and benefits of our growth and capital projects, including the Goldrush Project, Fourmile, Donlin Gold, Pueblo Viejo plant expansion and mine life extension project, Veladero Phase 7 leach pad project, the Reko Diq project, solar power projects at NGM and Loulo-Gounkoto, the Jabal Sayid Lode 1 project and the development of the Lumwana Super Pit; expected timing for production for Goldrush, Reko Diq and the Lumwana Super Pit; expected copper and gold production from Reko Diq; Barrick’s global exploration strategy and planned exploration activities, including our plans and anticipated timelines for commencement and completion of drilling at our existing exploration projects; the new mining code in Mali and the status of the establishment conventions for the Loulo-Gounkoto complex; capital expenditures related to upgrades and ongoing management initiatives; our ability to identify new Tier One assets and the potential for existing assets to attain Tier One status; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; Barrick’s strategy, plans and targets in respect of environmental and social governance issues, including climate change, GHG emissions reduction targets, safety performance, responsible water use, TSF management, including Barrick’s conformance with the GISTM, community development, biodiversity and human rights initiatives; and expectations regarding future price assumptions, financial performance and other outlook or guidance.
Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; risks related to the possibility that future exploration results will not be consistent with the Company’s expectations, that quantities or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and exploration successes; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; the speculative nature of mineral exploration and development; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, including the potential impact of proposed changes to Chilean law on the status of VAT refunds received in Chile in connection with the development of the Pascua-Lama project; expropriation or nationalization of property and political or economic developments in Canada, the United States or other countries in which Barrick does or may carry on business in the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and approvals; non-renewal of key licenses by governmental authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and physical and transition risks related to climate change, including extreme weather events, resource shortages, emerging policies and increased regulations related to GHG emission levels, energy efficiency and reporting of risks; the Company’s ability to achieve its sustainability goals, including its climate-related goals and GHG emissions reduction targets, in particular its ability to achieve its Scope 3 emissions targets which requires reliance on entities within Barrick’s value chain, but outside of the Company’s direct control, to achieve such targets within the specified time frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; risks related to operations near communities that may regard Barrick’s operations as being detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; risks associated with working with partners in jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives, including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware and other cyberattacks, or similar information technology system failures, delays and/or disruptions; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global supply chain disruptions, global energy cost increases following the invasion of Ukraine by Russia and country-specific political and economic factors in Argentina; adverse changes in our credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); risks related to the demands placed on the Company’s management, the ability of management to implement its business strategy and enhanced political risk in certain jurisdictions; uncertainty whether some or all of Barrick's targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; whether benefits expected from recent transactions are realized; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations including loss of key employees; availability and increased costs associated with mining inputs and labor; risks associated with diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; risks related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets.
In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.